===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                                   ---------

                                    FORM 6-K
                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                               November 27, 2002

                                   ---------

                            BBVA Banco Frances S.A.
             (Exact name of registrant as specified in its charter)

                            BBVA Banco Frances S.A.
                (Translation of registrant's name into English)


                             Reconquista 199, 1006
                            Buenos Aires, Argentina
                    (Address of principal executive office)

             Indicate by check mark whether the registrant files or
                  will file annual reports under cover of Form
                               20-F or Form 40-F:

                 Form 20-F  X                 Form 40-F
                           ---                          ---

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
                  furnishing the information to the Commission
     pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes                                  No  X
                        ---                                 ---

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


===============================================================================

                            BBVA Banco Frances S.A.

                               TABLE OF CONTENTS

     Item
     ----

      1. BBVA Banco Frances reports financial statements at of June 30, 2002 and 2001 together with Accountant's review report

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     BBVA Banco Frances S.A.

Date: November 27, 2002              By: /s/ Maria Elena Siburu de Lopez Oliva
                                        --------------------------------------
                                        Name:  Maria Elena Siburu de Lopez Oliva
                                        Title: Investor Relations Manager

[LOGO -- BBVA - BANCO FRANCES]



FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001
TOGETHER WITH ACCOUNTANT'S REVIEW REPORT

ACCOUNTANT'S REVIEW REPORT

English translation of the report originally issued in Spanish

See Note 20 to the Financial Statements


To the Directors of
BBVA BANCO FRANCES S.A.
Reconquista 199
Buenos Aires


1. We have made a limited review of the accompanying balance sheet of BBVA BANCO FRANCES S.A. (a bank organized under Argentine Legislation) as of June 30, 2002, and the related statements of income, changes in stockholders' equity and cash flows for the six-month period then ended. We have also made a limited review of the consolidated balance sheet of BBVA BANCO FRANCES S.A. and its subsidiaries as of June 30, 2002, and the related consolidated statements of income and cash flows for the six-month period then ended. These financial statements are the responsibility of the Bank's Management.

2. The individual and consolidated financial statements of BBVA BANCO FRANCES S.A. as of June 30, 2001, and for the six-month period then ended, which are presented solely for comparative purposes, were subject to a review performed by Pistrelli, Diaz y Asociados Sociedad Civil, as Andersen member firm. The review report dated August 10, 2001, included a qualification as to the valuation of government securities and certain assets in government securities under repurchase agreements under Argentine professional accounting standards. The effect of applying that criterion on the stockholders' equity and income (loss) for the six-month period then ended is disclosed in Note 5 to the accompanying financial statements.

3. Our review was made in accordance with generally accepted auditing standards in Argentina applicable to the limited review of interim financial statements and with the "Minimum standards for independents audits" of the Central Bank of Argentine Republic (BCRA) applicable to the review of quarterly financial statements. A limited review is substantially less in scope than an audit of financial statements, because it does not require the application of all audit procedures necessary to express an opinion on the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4. As further explained in Note 1 to the accompanying financial statements, during this year the Argentine economic model was deeply changed and the currency board in force since March 1991 was amended, which included, among other measures, the Argentine peso devaluation, the translation into pesos of certain assets and liabilities in foreign currency, severe restrictions on the cash withdrawal from the financial system and transfers of funds abroad, the noncompliance with public debt payments and the increase in domestic prices. These initial measures significantly affected the liquidity, solvency and profitability of the financial system as a whole, thus requiring the Federal Government and the BCRA to adopt additional measures, in order to mitigate the effects referred to above and foster the financial system restructuring, some of which are still in the process of being issued and implemented. The audit report dated April 30, 2002, issued by Pistrelli, Diaz y Asociados Sociedad Civil, as Andersen member firm, on the individual and consolidated financial statements as of December 31, 2001, to which we refer, included a disclaimer of opinion originated in significant uncertainties as to the Bank's ability to continue to operate as a going concern and the recoverability of the book values of the government and private securities held, financing facilities and investments in other companies. Those uncertainties continue to exist as of this reporting date and their evolution is detailed in Notes 1 and 4 to the accompanying financial statements. In addition, the Bank keeps booked goodwill in the "Intangible assets" account. As a consequence of the abovementioned uncertainties, it is not possible to determine the Bank's ability to recover this booked amounts. As mentioned in Note 1 to the accompanying financial statements, those statements have been prepared by the Bank following the going concern criteria, understanding that the financial system restructuring as a whole and the particular plans and actions to be implemented by the Bank and its subsidiaries will allow it to continue with its operations and keep the liquidity and solvency ratios required by the BCRA and, therefore, do not include the adjustments related to the recoverability of booked amounts of assets and the sufficiency of the amount of liabilities that may be necessary if the situations described above are not resolved.

5. As detailed in note 1.2.e) to the accompanying financial statements, the Bank capitalized under the "Other receivables" account the differences between US-dollar denominated deposits paid in such currency or in pesos at the freely floating exchange rate under protection actions and the rescheduled deposit balance (converted at the USD 1-to-ARS 1,40 exchange rate and adusted by the benchmark stabilization coefficient). As of June 30, 2002, such balance, net of allowances, was ARS 187,479,000. The eventual recoverability of such assets is contingent on the resolution by the Federal or Provincial Courts on the substance of the above legal actions or the possible compensation granted by the Federal Government.

6. As explained in note 5 to the accompanying financial statements, in valuing a portion of their government securities, certain assets in government securities applied to repurchase agreements, the guaranteed loans to the non-financial government sector and the compensation established in Decree No. 905/2002, articles 28 and 29 of Executive Power, the Bank and its subsidiaries applied certain criteria that are in conformity with BCRA regulations but depart from effective Argentine professional accounting standards. The effects of applying such criteria on stockholders' equity as of June 30, 2002 and results of operations for the six-month period then ended are disclosed in the abovementioned note 5.

7. In view of the significance of the uncertainties mentioned in the fourth and fifth paragraphs, we are not in a position to make any representation on the individual and consolidated financial statements of BBVA BANCO FRANCES S.A. as of June 30, 2002.

8. In compliance with effective legal rules and Buenos Aires Stock Exchange regulations, please note that:

     a) These financial statements have been entered into the inventories and financial statements book.

     b) The financial statements mentioned in the first paragraph arise from the accounting records kept, in all formal aspects, pursuant to effective legal provisions and BCRA standards.

     c) As of June 30, 2002, the amount payable in employer and employee contributions to the Integrated Retirement and Pension System, as evidenced by the Bank's records, totals ARS 2,701,059, and was not due as of such date.


Buenos Aires,                             PISTRELLI, DIAZ Y ASOCIADOS SRL
    November 18, 2002                        CPCECABA  Vol. 1 - Fo. 8



                                                ERNESTO M. SAN GIL
                                                      Partner
                                          Certified Public Accountant UBA
                                            CPCECABA Vol. 119 - Fo. 114

                  BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001
(Translation of financial statements originally issued in Spanish - See Note 20)
                         -Stated in thousands of pesos-

ASSETS                                                                                                 2002        2001
                                                                                                    ----------   ----------
CASH AND DUE FROM BANKS
     Cash                                                                                              154,550      431,381
     Due from banks and correspondents                                                                  80,771    2,646,407
                                                                                                    ----------   ----------
                                                                                                       235,321    3,077,788
                                                                                                    ----------   ----------
GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
     Holdings in investment accounts                                                                   788,878    2,906,483
     Holdings for trading or financial transactions                                                     20,020      242,571
     Unlisted Government Securities                                                                    521,878.     519,349
     Investments in listed private securities                                                            2,181        5,890
                                                                                                    ----------   ----------
                                                                                                     1,332,957    3,674,293
                                                                                                    ----------   ----------
LOANS
     To the non financial governmental sector (Exhibits B, C and D)                                  5,202,675    2,030,926
     To the financial sector (Exhibits B, C and D)                                                      49,948      401,406
     To the non financial private sector and residents abroad (Exhibits B, C and D)                  3,221,868    7,344,513
                                                                                                    ----------   ----------
         Overdraft                                                                                     223,258      696,709
         Discounted instruments                                                                        437,057    1,640,997
         Real estate mortgage                                                                          591,561    1,536,911
         Security Agreements                                                                            15,245       54,521
         Consumer                                                                                      206,786      670,413
         Credit cards                                                                                  146,245      479,151
         Other (Note 6)                                                                              1,461,626    2,184,884
         Interest, adjustments and listed-price differences accrued and pending collection             145,572      104,874
         Less: unused collections                                                                          765            4
         Less: Interest documented together with main obligation                                         4,717       23,943

     Less: Allowances (Exhibit J)                                                                      989,687      356,467
                                                                                                    ----------   ----------
                                                                                                     7,484,804    9,420,378
                                                                                                    ----------   ----------
OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
     Central Bank of the Argentine Republic                                                            321,550      146,588
     Amounts receivable for spot and forward sales pending settlement                                   40,578    1,220,783
     Instruments to be received for spot and forward purchases pending settlement                       60,359      920,108
     Premiums on options purchased                                                                           -        2,995
     Unlisted corporate bonds (Exhibits B, C and D)                                                    200,407      178,789
     Other receivables not covered by debtor classification regulations (Note 6)                     2,495,204      175,966
     Other receivables covered by debtor classification regulations (Exhibits B, C and D)               21,592       21,520
     Interest and adjustments accrued and pending collection not covered by debtor classification           84           27
     regulations
     Interest and adjustments accrued and pending collection covered by debtor classification            6,330           24
     regulations (Exhibits B, C and D)

     Less: unused collections                                                                               73            -
     Less: Allowances (Exhibit J)                                                                       21,517        6,379
                                                                                                    ----------   ----------
                                                                                                     3,124,514    2,660,421
                                                                                                    ----------   ----------
ASSETS OUT ON FINANCING LEASE
     Assets out on financing lease (Exhibits B, C and D)                                                19,346       39,772
     Less:  Allowances (Exhibit J)                                                                         380          532
                                                                                                    ----------   ----------
                                                                                                        18,966       39,240
                                                                                                    ----------   ----------
INVESTMENTS IN OTHER COMPANIES (Exhibit E)
     In financial institutions                                                                         996,405      607,963
     Other (Note 6)                                                                                    210,963      242,481
     Less:  Allowances (Exhibit J)                                                                      20,442            -
                                                                                                    ----------   ----------
                                                                                                     1,186,926      850,444
                                                                                                    ----------   ----------
OTHER RECEIVABLES
     Receivables from sale of goods (Exhibits B, C and D)                                                  150          720
     Other (Note 6)                                                                                    522,132      241,180
     Other accrued interest and adjustments receivable                                                       1            2
     Less:  Allowances (Exhibit J)                                                                     190,990        5,178
                                                                                                    ----------   ----------
                                                                                                       331,293      236,724
                                                                                                    ----------   ----------
BANK PREMISES AND EQUIPMENT (Exhibit F)                                                                433,657      449,595
                                                                                                    ----------   ----------
OTHER ASSETS (Exhibit F)                                                                               128,910      121,349
                                                                                                    ----------   ----------
INTANGIBLE ASSETS (Exhibit G)
     Goodwill                                                                                           49,148      109,380
     Organization and development expenses                                                             139,161      145,175
                                                                                                    ----------   ----------
                                                                                                       188,309      254,555
                                                                                                    ----------   ----------
SUSPENSE ITEMS                                                                                           2,887        3,480
                                                                                                    ----------   ----------
     TOTAL ASSETS                                                                                   14,468,544   20,788,267
                                                                                                    ==========   ==========

                                                                       (Contd.)

                  BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001

 (Translation of financial statements originally issued in Spanish - See Note
                      20) -Stated in thousands of pesos-

LIABILITIES                                                                                    2002             2001
                                                                                            ----------       ----------
DEPOSITS (Exhibits H and I)
     From the non financial governmental sector                                                 54,585            5,967
     From the financial sector                                                                 139,841           19,503
     From the non financial private sector and residents abroad                              6,075,895       14,471,857
                                                                                            ----------       ----------
         Checking accounts                                                                     890,161          995,383
         Savings deposits                                                                      632,868        3,329,193
         Certificates of deposit                                                             3,722,322        9,972,691
         Other                                                                                  89,115          103,291
         Interest, adjustments and listed-price differences accrued payable                    741,429           71,299
                                                                                            ----------       ----------
                                                                                             6,270,321       14,497,327
                                                                                            ----------       ----------

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
     Central Bank of the Argentine Republic (Exhibit I)                                      1,535,190           25,260
                                                                                            ----------       ----------
       Other                                                                                 1,535,190           25,260

     Banks and International Organizations (Exhibit I)                                       1,375,675          507,289
     Non-subordinated corporate bonds (Exhibit I)                                              570,000          588,297
     Amounts payable for spot and forward purchases pending settlement                          42,108          802,812
     Instruments to be delivered for spot and forward sales pending settlement                  35,787        1,190,311
     Premiums on options sold                                                                        -            2,995
     Financing received from Argentine financial institutions (Exhibit I)                       88,817          243,270
     Other (Exhibit I)                                                                         310,828          170,890
     Interest, adjustments and listed-price differences accrued payable (Exhibit I)             34,443           17,731
                                                                                            ----------       ----------
                                                                                             3,992,848        3,548,855
                                                                                            ----------       ----------
OTHER LIABILITIES
     Other (Note 6)                                                                          1,550,206          289,596
                                                                                            ----------       ----------
                                                                                             1,550,206          289,596
                                                                                            ----------       ----------
ALLOWANCES (Exhibit J)                                                                          92,248           49,180
                                                                                            ----------       ----------
SUBORDINATED CORPORATE BONDS (Exhibit I)                                                       601,596          349,733
                                                                                            ----------       ----------
SUSPENSE ITEMS                                                                                   2,018            1,352
                                                                                            ----------       ----------
   TOTAL LIABILITIES                                                                        12,509,237       18,736,043
                                                                                            ==========       ==========

STOCKHOLDERS' EQUITY (as for the related statement)                                          1,959,307        2,052,224
                                                                                            ----------       ----------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                               14,468,544       20,788,267
                                                                                            ==========       ==========

                              MEMORANDUM ACCOUNTS


                                                                                           2002             2001
                                                                                       ----------        ----------
DEBIT ACCOUNTS

Contingent
-        Guaranties received                                                            6,507,895         4,851,524
-        Contra contingent debit accounts                                               4,245,022         2,017,626
                                                                                       ----------        ----------
                                                                                       10,752,917         6,869,150
                                                                                       ----------        ----------
Control
-        Receivables classified as irrecoverable                                          504,322           957,144
-        Other (Note 6)                                                                21,398,239        29,178,665
-        Contra control debit accounts                                                     76,982           139,465
                                                                                       ----------        ----------
                                                                                       21,979,543        30,275,274
                                                                                       ----------        ----------
For Derivatives
-        Notional value of call options purchased                                               -            21,311
-        Contra debit accounts for derivatives                                                  -            21,311
                                                                                       ----------        ----------
                                                                                                -            42,622
                                                                                       ----------        ----------
For trustee activities
-        Funds received in trust                                                           48,194           238,471
                                                                                       ----------        ----------
                                                                                           48,194           238,471
                                                                                       ----------        ----------
TOTAL                                                                                  32,780,654        37,425,517
                                                                                       ==========        ==========
CREDIT ACCOUNTS

Contingent
-        Credit lines granted (unused portion) covered by debtor classification
         regulations (Exhibits B, C and D)                                                152,687           513,423
-        Guaranties provided to the BCRA                                                2,019,957            24,247
-        Other guaranties given covered by debtor classification regulations
         (Exhibits B, C and D)                                                          1,593,115         1,177,044
-        Other guaranties given not covered by debtor classification regulations            1,734             6,468
-        Other covered by debtor classification regulations (Exhibits B, C and D)         477,529           296,444
-        Contra contingent credit accounts                                              6,507,895         4,851,524
                                                                                       ----------        ----------
                                                                                       10,752,917         6,869,150
                                                                                       ----------        ----------
Control
-        Items to be credited                                                              76,830           139,386
-        Other                                                                                152                79
-        Contra control credit accounts                                                21,902,561        30,135,809
                                                                                       ----------        ----------
                                                                                       21,979,543        30,275,274
                                                                                       ----------        ----------
For Derivatives
-        Notional value of call options sold                                                -                21,311
-        Contra credit accounts for derivatives                                             -                21,311
                                                                                       ----------        ----------
                                                                                            -                42,622
                                                                                       ----------        ----------
For trustee activities
-        Contra credit accounts for trustee activities                                     48,194           238,471
                                                                                       ----------        ----------
                                                                                           48,194           238,471
                                                                                       ----------        ----------
TOTAL                                                                                  32,780,654        37,425,517
                                                                                       ==========        ==========


The accompanying notes 1 through 20 and exhibits A through L and N are an integral part of these statements.

                 STATEMENTS OF INCOME FOR THE SIX-MONTH PERIODS
                          ENDED JUNE 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 20)
                        - Stated in thousands of pesos -


                                                                                     2002             2001
                                                                                -------------   ------------
FINANCIAL INCOME

Interest on cash and due from banks                                                     2,930         25,949
Interest on loans to the financial sector                                              19,156         16,616
Interest on overdraft                                                                 101,262         69,771
Interest on discounted instruments                                                     39,188         83,642
Interest on real estate mortage loans                                                  54,703         91,195
Interest on security agreement loans                                                    1,803          3,945
Interest on credit card loans                                                          30,580         42,924
Interest on other loans                                                               180,346        482,192
Interest on other receivables from financial transactions                              12,568         39,976
Income from guaranteed loans - Decree 1387/01                                         994,319              -
Net income from government and private securities                                     125,221        185,789
Indexation by benchmark stabilization coefficient (CER)                               623,788              -
Other (Note 6)                                                                      1,352,892         54,710
                                                                                -------------   ------------
                                                                                    3,538,756      1,096,709
                                                                                -------------   ------------
FINANCIAL EXPENSE

Interest on checking accounts                                                         139,701            828
Interest on savings deposits                                                            5,471         26,656
Interest on certificates of deposit                                                   191,129        373,442
Interest on financing to the financial sector                                          10,466            298
Interest on other liabilities from financial transactions                              50,227         56,186
Other interest                                                                        162,509         19,941
Indexation by CER                                                                     958,278              -
Other (Note 6)                                                                        223,143         57,063
                                                                                -------------   ------------
                                                                                    1,740,924        534,414
                                                                                -------------   ------------
     GROSS INTERMEDIATION MARGIN                                                    1,797,832        562,295
                                                                                -------------   ------------
PROVISION FOR LOAN LOSSES                                                             433,188        123,611
                                                                                -------------   ------------
SERVICE CHARGE INCOME

Related to lending transactions                                                        54,686         70,259
Related to borrowing transactions                                                      85,696        114,703
Other commissions                                                                       6,752         10,450
Other (Note 6)                                                                         34,598         75,858
                                                                                -------------   ------------
                                                                                      181,732        271,270
                                                                                -------------   ------------
SERVICE CHARGE EXPENSE

Commissions                                                                            17,415         32,605
Other (Note 6)                                                                          5,684         13,112
                                                                                -------------   ------------
                                                                                       23,099         45,717
                                                                                -------------   ------------
MONETARY LOSS ON FINANCIAL INTERMEDIATION                                              (4,176)             -
                                                                                -------------   ------------

                                                                       (Contd.)

                 STATEMENTS OF INCOME FOR THE SIX-MONTH PERIODS
                          ENDED JUNE 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 20)
                        - Stated in thousands of pesos -


                                                                                     2002             2001
                                                                                -------------    ------------
OPERATING EXPENSES

Payroll expenses                                                                      158,495         251,504
Fees to Bank Directors and Statutory Auditors                                             175           2,018
Other professional fees                                                                 4,994           7,844
Advertising and publicity                                                               7,753          17,065
Taxes                                                                                   9,597          13,980
Other operating expenses (Note 6)                                                     102,247         127,122
Other                                                                                  19,663          31,300
                                                                                -------------    ------------
                                                                                      302,924         450,833
                                                                                -------------    ------------
MONETARY LOSS ON OPERATING EXPENSES                                                   (56,034)             -
                                                                                -------------    ------------
     NET INCOME FROM FINANCIAL TRANSACTIONS                                         1,160,143         213,404
                                                                                -------------    ------------
OTHER INCOME

Income from long-term investments                                                           -         103,106
Punitive interests                                                                      1,483           2,369
Loans recovered and reversals of allowances                                            16,798          38,472
Other (Note 6)                                                                         11,895          11,640
                                                                                -------------    ------------
                                                                                       30,176         155,587
                                                                                -------------    ------------
OTHER EXPENSE

From long-term investments                                                          1,168,083               -
Punitive interests and charges paid to Central Bank of the Argentine Republic           1,067               8
Charge for uncollectibility of other receivables and other allowances                 313,119          29,153
Other (Note 6)                                                                         67,981          35,812
                                                                                -------------    ------------
                                                                                    1,550,250          64,973
                                                                                -------------    ------------
MONETARY GAIN ON OTHER OPERATIONS                                                      32,482              -
                                                                                -------------    ------------
     NET (LOSS) INCOME BEFORE INCOME TAX AND TAX ON MINIMUM
     PRESUMED INCOME                                                                 (327,449)        304,018
                                                                                -------------    ------------
INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME                                               -          80,831
                                                                                -------------    ------------
     NET (LOSS) INCOME FOR THE PERIOD                                                (327,449)        223,187
                                                                                =============    ============


The accompanying notes 1 through 20 and exhibits A through L and N are an integral part of these statements.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

             FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 20)
                        - Stated in thousands of pesos -


                                                                                        2002
                                                               -------------------------------------------------------
                                                                                   Noncapitalized
                                                                                   contributions
                                                                                 -------------------
                                                                                 Premiums on the     Adjustments to
                                                                    Capital        issuance of        stockholders'
                          Movements                                  Stock            shares           equity (1)
----------------------------------------------------------------------------------------------------------------------

1.       Balance at beginning of fiscal year (restated)             209,631           343,215            603,828

2.       Adjustment to prior-year income (Note 3.1.c)                  -                 -                  -
                                                                 ------------      -------------       -----------
3.       Subtotal                                                   209,631           343,215            603,828

4.       Decisions of stockholder's meeting of April 5, 2001
     - Cash dividends                                                  -                 -                  -

5.       Adjustment to Capital Stock of the interest in BBVA
     Uruguay S.A.                                                      -                 -                  -

6.       Sale of interest in BBVA Uruguay S.A. (Note 2.2)              -                 -               19,482

7.       Unrealized valuation difference (Note 1.2.a)                  -                 -                  -

8.       Net (loss) income for the period                              -                 -                  -
                                                                 ------------      -------------       -----------
9.       Balance at end of the period                               209,631           343,215            623,310
                                                                 ============      =============       ===========

                                                                       (Contd.)


                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

             FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 20)
                        - Stated in thousands of pesos -

                                                                               2002                                        2001
                                             ------------------------------------------------------------------------  ------------
                                                Earnings reserved
                                             ------------------------
                                                                        Unrealized
                                                                        valuation      Unappropriated
                 Movements                      Legal     Other (2)   difference (3)      earnings          Total         Total
---------------------------------------------------------------------------------------------------------------------  ------------

1.   Balance at beginning of year
     (restated)                                 382,795      1,610          -               307,489         1,848,568    2,122,500

2.   Adjustment to prior-year income
     (Note 3.1.c)                                 -           -             -                -                -           (138,876)
                                             ----------  ---------     ---------      -------------     -------------  -----------
3.   Subtotal                                   382,795      1,610           -              307,489         1,848,568    1,983,624

4.   Decisions of stockholder's meeting
     of April 5, 2001
     - Cash dividends                             -           -             -                -                -           (144,019)

5.   Adjustment to Capital Stock of the
     interest in BBVA Uruguay S.A.                -           -             -                -                -            (10,568)

6.   Sale of interest in BBVA Uruguay
     S.A. (Note 2.2)                              -           -             -                -                 19,482       -

7.   Unrealized valuation difference
     (Note 1.2.a)                                 -           -          418,706             -                418,706       -

8.   Net (loss) income for the period             -           -             -              (327,449)         (327,449)     223,187
                                             ----------  ---------     ---------      -------------     -------------  -----------
9.   Balance at end of the period               382,795      1,610      418,706            (19,960)         1,959,307    2,052,224
                                             ==========  =========     =========      ============      =============  ===========

BALANCE AT THE END OF THE PERIOD

(1)  Adjustments to stockholders'equity include:

     a)   Adjustment to equity fund appraisal revaluation               36,865

     b)   Adjustment to Capital Stock                                  586,445
                                                                     ---------
                                                                       623,310
                                                                     ---------
(2)  Earnings reserved - Other includes:

     Mandatory reserve recorded for granting loans to personnel          1,610
                                                                     ---------
(3) Including 5,410 related to the interest in the Unrealized valuation difference booked by Rombo Cia.
     Financiera S.A.

The accompanying notes 1 through 20 and exhibits A through L and N are an integral part of these statements.

               STATEMENTS OF CASH FLOWS FOR THE SIX MONTH PERIODS
                          ENDED JUNE 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 20)
                         -Stated in thousands of pesos-


                                                                                       2002             2001
                                                                                    ----------       ---------
CHANGES IN CASH FLOWS

     Cash and due from banks at beginning of fiscal year (restated)                  1,523,397         992,635
     Increase / (decrease) in funds                                                 (1,288,076)      2,085,153
                                                                                    ----------       ---------
     Cash and due from banks at end of the period                                      235,321       3,077,788
                                                                                    ----------       ---------
REASONS FOR CHANGES IN CASH FLOWS

     Financial income collected                                                        756,974         923,577
     Service charge income collected                                                   202,274         271,131

Less:
     Financial expenses paid                                                           973,809         516,738
     Services charge expenses paid                                                      23,099          45,961
     Operating expenses paid                                                           251,856         390,657
                                                                                    ----------       ---------
     FUNDS PROVIDED BY/ (USED IN) RECURRING OPERATIONS                                (289,516)        241,352
                                                                                    ----------       ---------
OTHER SOURCES OF FUNDS

     Net increase in deposits                                                          875,458         -
     Net increase in other liabilities from financial transactions                   4,130,889         -
     Net increase in other liabilities                                               2,442,792         -
     Net decrease in loans                                                             -             1,898,040
     Net decrease in other receivables from financial transactions                     -             2,531,806
     Other sources of funds                                                             49,659          52,431
                                                                                    ----------       ---------
    TOTAL OF SOURCES OF FUNDS                                                        7,498,798       4,482,277
                                                                                    ----------       ---------
USE OF FUNDS

    Net increase in government and private securities                                1,115,889       2,092,958
    Net increase in loans                                                            2,091,655         -
    Net increase in other receivables from financial transactions                    2,540,495         -
    Net increase in other assets                                                     2,143,537          99,226
    Net decrease in deposits                                                           -                58,780
    Net decrease in other liabilities from financial transactions                      -                86,430
    Net decrease in other liabilities                                                  -               132,387
    Cash dividends                                                                     -               144,019
    Other uses of funds                                                                 17,014          24,676
                                                                                    ----------       ---------
    TOTAL FUNDS USED                                                                 7,908,590       2,638,476
                                                                                    ----------       ---------
    MONETARY LOSS GENERATED ON CASH AND DUE FROM BANKS                                 588,768         -
                                                                                    ----------       ---------
INCREASE / (DECREASE) IN FUNDS                                                      (1,288,076)      2,085,153
                                                                                    ==========       =========

   The accompanying notes 1 through 20 and exhibits A through L and N are an integral part of these statements.

                       NOTES TO THE FINANCIAL STATEMENTS


                          AS OF JUNE 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 20)

                         (Stated in thousands of pesos)


1. MACROECONOMIC SITUATION OF THE FINANCIAL SYSTEM AND THE BANK AND SUBSEQUENT EVENTS TO THE PERIOD END

     1.1. Effects of the Argentine peso devaluation and other modifications to economic rules

          1.1.1. Macroeconomic situation of the financial system

                 The economic and financial situation in Argentina deteriorated unrelentingly over the last few months; this was basically reflected in an increase in sovereign risk, diminishing reserves, continuing fiscal imbalance, lower deposits in the overall financial system, deep recession with significant drops in both consumption and investment, decreased real cash flows, difficulties to settle short-term debt and a deteriorating chain of payments.

                 On November 1, 2001, the Argentine Government announced a new economic plan, the main measures of which related to the comprehensive restructuring of public debt at lower interest rates, launching a plan to revive the economy, and other fiscal measures, while the convertibility law (whereby the Argentine peso was pegged at par with the US dollar) and the balanced-budget law were to remain in effect.

                 Although the domestic phase of the national public-debt restructuring process pursuant to Decree No. 1387/01 was successful, a new crisis broke out on November 30, 2001, triggered by the loss of deposits out of the financial system, which led the Government to issue Decree No. 1570/01, which set tight restrictions on the withdrawal of cash from banks and controls on the transfer of funds abroad while fostering an increased dollarization of the economy.

                 By the end of the last year, the deterioration of the economic and financial situation affected the institutions, with several successive changes taking place at the highest levels of the Federal Executive, which culminated with National Congress electing a new President to complete the constitutional period until December 10, 2003. In the interim, the suspension of payments on public debt, was declared.

                 On January 6, 2002, National Congress enacted Public Emergency and Foreign Exchange System Reform Law No.25,561, which introduced deep changes to the economic framework effective until then and, particularly, amended the Convertibility Law (whereby the Argentine peso was pegged at par with the US dollar) which had been in effect since 1991; Law No. 25,561 also empowered the Federal Executive to issue additional monetary, financial and foreign exchange measures aimed at overcoming the economic crisis in the medium term. The law and decrees included, among others, the following measures:

                 a) The switch into pesos of certain debts towards the
                    financial sector originally denominated in US dollars and outstanding as of December 31, 2001, at the exchange rate of ARS 1 to USD 1;

                 b) The switch into pesos of private contracts stipulated in US dollars or including indexation clauses, over a term of 180 days, at the exchange rate of one Argentine peso to each US dollar;

                 c) The switch into pesos at the exchange rate of one Argentine peso to each US dollar of public utility rates priorly stipulated in US dollars, to be subsequently renegotiated on a case-by-case basis;

                 d) The implementation of a new system levying duties on the export of oil and gas;

                 e) Empowering the Federal Executive to establish compensatory measures to avoid imbalances in financial institutions that may result from the switch into pesos of certain receivables.

                 f) The establishment of an "official" foreign exchange market
                    (ARS 1.4 to USD 1) and a "floating" exchange market.

                 The "switch into pesos" governmental system as of that date kept, in general terms, the financial system balance (since the imbalances generated by the asymmetrical exchange rates were low with reference to the total assets and liabilities of the financial system). The reaction of different sectors of the economy forced the Federal Government to apply significant changes to the original regulations, that emphasized the original assymetry. In addition, the injunctions pursuant to constitutional protection actions that require deposits to be reimbursed, without rendering an opinion of the substance of the matter, and the deep crisis arised among the Federal Powers, originated by the beginning of the Supreme Court judgement, increased the economic and financial system crisis.

                 Subsequently, new rules (Decrees No. 214/02 and No. 410/02, among others) were issued that amended or supplemented existing rules and regulations. The main new measures were:

                 a) The switch into pesos of all obligations, whatever their cause or origin, to deliver sums of money stipulated in US dollars or any other foreign currency outstanding as of the date of enactment of Law No. 25,561, with the exceptions, mainly, of financing related to foreign trade granted by financial institutions, and the private and government sectors' obligations to deliver sums to which foreign law is applicable.

                 b) The switch into pesos of all deposits with all financial institutions stipulated in US dollars or other foreign currencies at an exchange rate of 1.4 Argentine pesos to each US dollar, or its equivalent in other currencies.

                 c) The switch into pesos of all debts towards financial
                    institutions stipulated in US dollars or other foreign currencies, whatever the amount or nature, at the exchange rate of one Argentine peso to each US dollar, or its equivalent in other currencies.

                 d) The conversion into pesos of obligations to deliver monies, stipulated in US dollars or other foreign currencies, unrelated to financial institutions and whatever their origin or nature, at the exchange rate of one Argentine peso to each US dollar, or its equivalent in other currencies.

                 e) The indexation of all receivables and payables referred to in points b) through d) by applying a "benchmark stabilization coefficient" ("CER") that is to be published by the Central Bank of the Argentine Republic (BCRA) and, additionally, the application of a minimum set interest rate for deposits and a maximum set interest rate for loans. The CER is applicable as from the publication of Decree No. 214/02. Obligations of any nature or origin arising after the enactment of such Law No. 25,561, shall not be allowed to contain and shall not be subject to adjustment clauses.

                 f) The issuance of a Bond to be borne by the Federal Treasury to compensate the imbalances in the financial system resulting from the exchange difference caused by the switch of deposits with and payables to the financial system mentioned in points b) and c) above.

                 Please find below a deeper description of some measures adopted by the Federal Government effective as of the date of filing these financial statements.

          1.1.2. Relevant issues of the exchange system

                 Decree No. 71/2002 of the Argentine Executive and Communique "A" 3425 of the BCRA established an "official" foreign exchange market, mainly for exports, certain imports and financial obligations, and a "floating" exchange market for the rest of transactions. The official exchange rate was set at ARS 1.40 to USD 1 and the "floating" exchange rate on the first day on which the system operated, January 11, 2002, (it had been suspended from December 23, 2001) ranged from ARS 1.6 to 1.7 to USD 1, selling rate. Federal Executive Decree No. 260/2002 of February 8, 2002, established a single floating market where all foreign exchange transactions will be carried out as from issuance of such decree. Foreign exchange transactions will be made at the exchange rate freely agreed between the parties, subject to the requirements and rules established by the BCRA.

                 Foreign exchange transactions in the floating market have, among others, the following characteristics:

                 a) The exchange rate will be freely agreed between supply and demand. As of June 30, 2002, the exchange rate was ARS 3.80 to USD 1, and as of the date of filing this financial statements, the exchange rate was ARS 3.5358 to USD 1.

                 b) Foreign exchange transactions may only be carried out at institutions authorized by the BCRA.

                 c) Criminal Foreign Exchange Laws will apply to transactions that do not conform to effective regulations .

                 d) Foreign currency will be sold only against the delivery of peso notes. Other payment instruments are accepted, as defined by the BCRA.

                 e) Transfers abroad to be made by the financial and
                    nonfinancial private sector and by government companies have to be authorized by the BCRA, according to the characteristics of the related payment.

                 f) Certain requirements related to the registration of
                    transactions and customer identification and certain provisions of the information system must be complied with.

                 g) The requirements established by tax and money laundering prevention laws must be complied with.

                 Foreign trade transactions and services to be settled in such market are regulated by the BCRA as to the transactions to be settled, terms and manner to credit the accounts.

                 The BCRA has regulated the purchase and sale of US dollars on behalf of the BCRA. Such transactions will be conducted through Financial Institutions that have enrolled in the system. The regulations will include the transaction amounts and formal requirements.

                 Communique "A" 3511 of March 14, 2002, issued by the BCRA established restrictions on the Foreign Exchange Position
                 (FEP) of financial institutions, which is mainly formed by holdings in foreign currency, plus foreign currency cash held in Argentina or abroad, and foreign currency forward transactions. The FEP of each Bank will not exceed 5% of the computable equity of each Bank as of the end of November 2001. Should that limits be exceeded, such exceed has to be cured within certain dates established by the BCRA.

          1.1.3. Compensation to Financial Institution due to the effects of the devaluation and conversion into pesos

                 According to the provisions of Law No. 25,561 and of sections 2, 3 and 6 of Decree No. 214/2002, as amended and supplemented, a significant portion of the assets and liabilities were switched into Argentine pesos. Sections 28 and 29 of Decree No. 905/2002 of June 1, 2002, established a compensation for financial institutions.

                 Under such sections, the Ministry of Economy will deliver Federal Government Bonds denominated in Argentine pesos and US dollars to the financial institutions as a full and final compensation, for the negative monetary effects arising from conversion into Argentine pesos at an asymmetrical exchange rate of receivables and payables denominated in foreign currency, as well as for the net negative position in foreign currency resulting from its conversion into Argentine pesos.

                 BCRA Communiques "A" 3650 and "A" 3716, as supplemented, determined the compensation procedures as follows:

                 a) The reference was the Financial Institution's balance sheet as of December 31, 2001, which included, under assets, the Federal Government's secured loans whose new conditions had been accepted by means of the acceptance letter included in Decree No. 644/2002 of April 18, 2002, taken at the value at which they had been booked by foreign subsidiaries of local financial institutions, net of "Investments in other companies" booked by such local institutions as of December 31, 2001.

                 b) The stockholders' equity resulting from the balance sheet mentioned in (a) was adjusted by applying the ARS 1.40 to USD 1 exchange rate, or its equivalent in any other currency, to the net position in foreign currency.

                 c) The amount to be compensated is the positive difference between the adjusted stockholders' equity determined on the basis of (b) above and the stockholders' equity resulting from conversion into pesos of certain assets and liabilities in foreign currency at the exchange rates defined by the rules and regulations.

                 d) The compensation for each Financial Institution, determined in Argentine pesos, will be paid by delivering "2% Federal Government Bonds in Argentine pesos maturing in 2007".

                 e) Financial Institutions will have the right to request the
                    Bond swap mentioned in d) for "LIBOR 2012 Federal Government Banks denominated in US dollars " at the ARS
                    1.40 to USD 1 exchange rate, for up to the amount of the net negative position in foreign currency, resulting from conversion into pesos of assets and liabilities booked in the balance sheet as of December 31, 2001, as per the above paragraphs.

                 f) The Federal Government, through the Ministry of Economy, may issue additional bonds in US dollars to be subscribed by Financial Institutions up to the amount of the net position in foreign currency of such Financial Institution and after allocating all the holdings in Bonds denominated in Argentine pesos received as a compensation. The subscription price of such will be ARS 140 to USD 100, face value.

                 g) For purposes of financing the subscription of Bonds
                    referred to in (f), the BCRA may grant advances to such financial institutions.

                 Decree 2167/2002 of October 28, 2002 ammended Section 29 of Decree 905/2002, establishing that in the compensation procedure, the assets reached by Decrees 214/2002 and 471/2002 booked in foreign subsidiaries owned by local financial institutions, will be included in the Bank assets. On the other hand, through Communique "B" 7564, BCRA set forth certain interpretation criteria. As of filing date of these Financial Statements, the BCRA has not issued the respective procedure regulations.

          1.1.4. Financial assistance to the governmental and private sectors

                 -  Guaranteed loans - Decree No. 1387/2001

                    On November 1, 2001, the Federal Executive issued Decree No. 1387/01 directing the Ministry of Economy to offer a voluntary federal and provincial debt swap for loans secured by the Federal Government or the Provincial Development Trust Fund to obtain a reduction in the interest of swapped debt, as well as an extension of repayment terms.

                    Decrees 1387/01 and 1646/01 established the basic characteristics of guaranteed loans (conversion at nominal value plus interest accrued on the swapped obligation - one to one -, issuance in the same currency that the swapped obligation, tax exemption covering both the difference between the swap and market or book value and of interest and secured loans, allocation of revenues from the tax on bank-account transactions and, in general, of all revenues of the Federal Government arising from the Revenue Sharing system to secure all principal and interest payments on such secured loans). In addition, Decree No. 471/02 established, among other things, the conversion into pesos of all the obligations of the federal, provincial or municipal government in foreign currency governed by Argentine law, at the ARS 1.40 to USD 1 exchange rate, or its equivalent in any other currency, and adjusted on the basis of the CER and the interest rate applicable to each type of government security and guaranteed loan, on the basis of their average life and original issuance currency.

                    Subsequently, the Federal Executive issued Decree No. 644/02 establishing the steps to be followed by banks to accept the new conditions (conversion at the ARS 1.40 to USD 1 rate, CER application and modification of the interest rate), for purposes of receiving principal and interest payments on guaranteed loans. If the new conditions are not accepted, the banks receive the securities originally submitted for the swap.

                    On August 27, 2002, through Decree No. 1579/02, the Federal Executive instructed the Trustee Fund for Provincial Development to bear provincial debt in the form of Government Securities, Bonds, Treasury Bills, or Loans voluntary converted into Secured Bonds. Likewise, it empowered the Ministry of Economy to determine the term to express the will to withdraw bids already submitted to convert provincial debt under Section No. 25, Decree No. 1387/01, as supplemented, as the case may be.

                    Later, on October 25 and November 12, 2002, through Resolutions Nos. 539/02 and 611/02, respectively, the Ministry of Economy established the unified calculation mechanism for all debts included in the conversion system under Decree No. 1579/02, and it provided the term for financial institutions that submitted bids to convert provincial debt under Section No. 25, Decree No. 1387/01, as supplemented, to express their will to withdraw them (10 business days as from the date when Resolution No. 539/02 becomes effective for provincial debt in the form of Loans, and 15 days as from the date when Resolution No. 539/02 becomes effective for provincial debt in the form of Government Securities, Bonds or Treasury Bills).

                 -  Financial assistance to the private sector - Maximum rates

                    Decree No. 214/2002 established that certain debts in US dollars or other foreign currency to the Financial System, regardless of their amount and nature, be converted into Argentine pesos at the ARS 1 to USD 1 or its equivalent in any other currency. Furthermore, as from February 3, 2002, the CER and a maximum interest rate determined by the BCRA in Communique "A" 3561 became applicable to such loans. Interest rates are determined on the basis of whether the lender is an entity or an individual and depending on the loan's guarantee, and the interest rate caps are 6% and 8%.

          1.1.5. Amendment of the bankruptcy and insolvency law

                 On January 30, 2002, the Argentine Congress enacted Law No. 25,563 whereby it declared a state of productive and credit emergency originated in the Argentine crisis. Such emergency will extend until December 10, 2003. The law established, among other things:

                 a) Suspension for 180 days as from the effective date of the law of all insolvency proceedings and court and out-of-court sales (included foreclosures and enforcement of security interests of any origin).

                 b) Suspension for 180 days of any petition in bankruptcy.
                    Subsequently, Law No. 25,640 of September 11, 2002, extended such term for 90 days.

                    Later, on May 15, 2002, the Government enacted Law No. 25,589 on bankruptcy and insolvency proceedings introducing modifications to the above law. The main changes are:

               a) within 90 days or within the longer term determined by the court, the debtor will have an exclusivity period to submit proposals to reach a compromise with credits.

               b) Application of the "cramdown" device, whereby creditors may takeover the debtor company.

           1.1.6.   CER application

                    Receivables and obligations denominated in foreign currency as of the enactment of Law No. 25,561 were converted into Argentine pesos at the ARS 1 to USD 1 or ARS 1.40 to USD 1, as applicable. Such receivables and payables are updated by application of the CER. Loans converted into Argentine pesos will be indexed on the basis of the CER under the above terms, plus a maximum interest rate established by the BCRA, except in the case of (i) loans granted to individuals secured by a collateral constituting the single dwelling home, (ii) personal loans, whether secured by a mortgage or not, originally agreed up to the amount of USD 12,000 or its equivalent in other currency, and (iii) personal loans, secured by a security interest originally agreed up to the amount of USD 30,000 or its equivalent in any other currency, that will be adjusted as from October 1, 2002, on the basis of a "salary variation coefficient" ("CVS") that will be published by the INDEC (Argentine Institute of Statistics and Census). Law No. 25,642 of September 12, 2002, extended until September 30, 2002, application of the CER established by section 4 of Presidential Decree No. 214/2002 for all obligations of individuals and/or entities to pay a sum of money not in excess of ARS 400,000. The rates effective as of February 2, 2002, will remain effective until such date and, as from October 1, 2002, they will accrue the lower of such rate or the average interest rates prevailing in the financial systems for such transactions in 2001 published by the BCRA. Rescheduled deposits converted into Argentine pesos will be subsequently indexed on the basis of the CER published by the BCRA, that will be applied as from February 3, 2002 (date of publication of Decree No. 214/2002), plus a minimum interest rate established by the BCRA.

           1.1.7. Deposits. Balance rescheduling. Swap for government bonds (Swaps I and II)

               -    Balance rescheduling

                    As mentioned in the above paragraphs, the Federal Executive has issued Decree No. 1570/2001 establishing severe restrictions on the withdrawal of funds from Financial Institutions. Subsequently, a number of rules were issued that established a schedule for maturity of deposits existing in the financial system. The BCRA issued a number of Communiques that established the schedule for returning deposits on the basis of their currency and amount.

                    In the case of deposits in Argentine pesos, three reimbursement levels were determined, on the basis of the amount of the deposits. The date for the first disbursement in each category was March, August and December 2002. In the case of deposits in foreign currency converted into Argentine pesos, the method was similar to the above, and the dates for the first reimbursement were January, March, June and September 2003.

                    Swap I

                    Decrees No. 494/2002 of March 13, 2002, and 620/2002 of
                    April 17, 2002, established the general conditions and the procedure through which the owners of deposits in foreign currency and in Argentine pesos may exercise the option to receive "Federal Government Bonds in US Dollars at a 2% rate maturing in 2012", "Federal Government Capitalized Bonds in US dollars at LIBOR plus 1% maturing in 2012" and "Federal Government Bonds in Argentine pesos at a 3% rate maturing in 2007", within the term established by Decree No. 620/2002, i.e. by April 30, 2002.

                    For the purpose of improving the conditions of the securities to be issued and to make the above option more attractive, the Federal Executive issued Decree No. 905/2002, which established the options that will be available to depositors on the features of their deposits (Swap I).

                    The owners of deposits originally made in foreign currency that were converted into Argentine pesos and then rescheduled will have the option to receive through the Financial Institution where they made their deposit, as total or partial payment of such deposits, "Federal Government Bonds in US dollars at LIBOR and maturing in 2012", at the rate of USD 100 in face value for every ARS 140 deposited.

                    On the other hand, the owners of deposits originally made in Argentine pesos in financial institutions and the owners of deposits originally made in foreign currency and that were converted into Argentine pesos and rescheduled will have the option to receive through the financial institutions, as a total or partial payment of such deposits, "Federal Government Bonds in Argentine pesos at a 2% rate, maturing in 2007".

                    Finally, the owners of deposits, regardless of their currency of origin, that are (a) individuals aged 75 or older, (b) individual that received the deposit amount as severance payments or payment of a similar nature due to labor termination, and (c) individuals undergoing situations that pose a threat to their life, health or physical integrity will have the option to receive through the financial institution, as a total or partial payment of such deposits, for up to the amount that was rescheduled, "Federal Government Bonds in Us dollars at LIBOR maturing in 2005", at the rate of USD 100 in face value for every ARS 140 deposited.

                    The owners of deposits originally made in foreign currency in financial institutions that have a rescheduled deposit for up to ARS 10,000 will have the option to receive through the financial institution, as a total or partial payment of such deposits, for up to the abovementioned amount "Federal Government Bonds in US dollars at LIBOR maturing in 2005".

                    Finally, the owners of checking accounts, savings accounts and other demand deposits will have the option of acquiring through the financial institution "Federal Government Bonds in US dollars at LIBOR maturing in 2012" and/or "Federal Government Bonds in Argentine pesos at 2% rate maturing in 2007". The owners of checking accounts, savings accounts and other demand deposits who are individuals will have the option of submitting bids for acquiring "Federal Government bonds in US dollars at LIBOR maturing in 2005".

                    Swap II

                    On September 17, 2002, the Federal Executive issued Decree No. 1836/2002 (amended by Decree 2167/2002) that established the basis for the second deposit swap. Such decree established the options of deposit owners and modified some sections of Decree No. 905/02.

                    Under the above regulations, the holders of certificates of rescheduled deposits originally made in foreign currency may opt to receive "Federal Government Bonds in US dollars 2013" from the related bank in exchange for such certificates. These bonds will be subscribed at the rate of USD 100 (face value) for each ARS 140 (face value) of the certificate, adjusted by the benchmark stabilization coefficient through the issuance date, and the related bank will also grant a coupon put option.

                    Where deposit holders opt to receive the above bonds, the banks where such deposits were made shall grant them a put option for principal or interest coupons. The exercise price in pesos shall equal the bond coupon face value in US dollars converted into pesos at the USD 1-to-ARS 1.40 exchange rate, and adjusted by the benchmark stabilization coefficient from February 3, 2002, through the coupon maturity date.

                    The coupon put options shall be booked, and to that effect, they shall be regarded as corporate bonds, they shall be publicly traded, they shall be tradable in self-governed Argentine markets, and they shall circulate independently from the Government bonds to which they relate. The above put option may be exercised within thirty days as from the related coupon payment date, free of charges for the deposit holder. Expiry of the above period implies expiry of the put option related to that coupon.

                    On the other hand, deposit holders may opt to convert the rescheduled amount into fixed-term bills in pesos issued by each bank, jointly with an option issued by the Federal Government to switch them into the original currency.

                    Those who opted to receive "Federal Government Bonds in US dollars 2005" or "Federal Government Bonds in US dollars 2012" under Decree No. 905/2002 (Swap I) may choose to ask the bank from which they received the above bonds to grant them the above put option or to exchange the bonds for fixed-term bills.

                    The above options may be exercised through December 12, 2002.

                    For purposes of obtaining such Bonds, the financial institutions must first apply their holding in Federal Government Bonds at a 9% rate maturing in 2002. For the remaining amount of bonds to be subscribed on behalf of depositors, financial institutions may opt between:

                    a) Swap them for Federal Government Bonds at a 2% rate in Argentine pesos maturing in 2007 received as a compensation as described in 1.1.3, federal government guaranteed loans converted into pesos by Decree 471/02 and provincial government sector debts covered by Decree 1387/01, including those incurred by the Provincial Development Trust Fund.

                    b) Obtaining advances from the BCRA in Argentine pesos secured by guarantees in the amount required to acquire the abovementioned Bonds, so that financial institutions may comply with the requests from depositors. Financial institutions will provide security covering such 100% of such advances with assets considered at their book value, according to the BCRA rules, in the order priority established in section 15 of such Decree.

                    c) Pay them with their own resources without receiving the BCRA's financial assistance.

          1.1.8.    Legal actions

                    The measures adopted by the Federal Executive with respect to the political, economic, financial and foreign exchange emergency triggered a number of legal actions to be filed by individuals and companies, in the form of amparos (judicial injunctions resulting in the immediate release of frozen deposits), against the Federal Government and the BCRA as the petitioners consider that the Law on Public Emergency and its supplementary provisions are unconstitutional. Based, mainly in the "Kiper against Federal Government and Others" case, dictated by the Supreme Court, the courts massively started to dictate through amparos , the partial reimbursement of bank deposits in US dollars or Argentine pesos at the "floating" exchange rate. The Supreme Court has not dictated about the constitutional sustenance of the "switch to pesos" established by the Federal Government.

                    On March 11, 2002, the Argentine Association of Government-owned and Private Banks and the Argentine Bank Association filed a "per saltum" appeal with the Argentine Supreme Court under section 195 bis of the Argentine Code of Civil and Commercial Procedure (according to the modification introduced by Law No. 25,561). The appeal was filed for the benefit of government-owned and private banks that are members of such associations and was based on the Argentine institutional and systemic crisis and on the need to comply with effective regulations to attain an ordered and gradual solution for the restrictions affecting the financial system and guaranteeing a plurality of interests. Such appeal seek communication to all federal courts of cases in which precautionary measures have been enforced or are about to be enforced since the effective date of Decree No. 1570/2001 until March 11, 2002, against banks that are members of such associations.

                    Moreover, BF has joined, as additional party, the action for declaratory judgment brought by ABA (Argentine Banking Association) by reason of the enactment of Act No. 5303 by the legislative body of the Province of San Luis, which orders banks domiciled or having branches in the province to pay all foreign currency deposits. To the date of issuance of these financial statements, the Supreme Court has issued a precautionary measure ordering the province and provincial tribunals to refrain from enforcing such law until the constitutional issue brought by ABA is resolved. That is to say, whether the provincial legislative body is empowered to enact laws that, in the opinion of ABA and the banks, exceed the powers conferred under the terms of the Argentine National Constitution.

                    On April 25, 2002, the Argentine Congress passed Law No. 25,587 on Public Emergency and Reform of the Exchange System that establishes that, in any legal action brought against, among others, financial institutions due to loans, debts, obligations, deposits or rescheduling that may be affected by the provisions included in Law No. 25,561, as regulated and supplemented, the precautionary measure established by section 230 of the Argentine Code of Civil and Commercial Procedure will only be admitted where maintenance of the situation, whether from a factual or legal situation, will result in irreparable damage such as impossibility to enforce the judgment. This public policy provision will be applied to all outstanding cases and will also apply to all precautionary measures pending enforcement, regardless of the court-order date.

                    Finally, on July 24, 2002, the Federal Executive issued Decree No. 1316/2002 establishing the temporary suspension for 120 business days of compliance with and enforcement of precautionary measures and final judgments issued in the legal actions referred to in section 1 of Law No. 25,587. Court orders must be recorded in financial institutions in chronological order and the court ordering the measure must be given notice that the financial institution acknowledges such measures. Furthermore, the Bank will report, on a weekly basis, all precautionary measures occurred in such week to the BCRA. Suspended resolutions will be complied with after expiration of the term in their chronological order and within 30 business days. In the case of exceptions to the above rules, the measure will presented to the BCRA that will comply with the court orders on behalf and account of the Bank.

     1.2. Impact of the measures on the Bank's particular situation

          As described in detail in note 1.1, since late in the year ended on December 31, 2001, the financial system in general and the Bank in particular have to cope with a significant impact in their liquidity position, mainly as a result of mass withdrawals of deposits, actions for infringement of fundamental rights and freedoms filed by depositors, the ordering of precautionary measures and immediate measures by tribunals, the suspension of court-enforced collections and foreclosures, and the enactment of numerous laws, decrees, resolutions from the Ministry of Economy and Communiques by the BCRA, which led to frequent changes in the Bank's positions.

          The liquidity crisis became especially aggravated in the second quarter of the year, when cash withdrawals (accelerated by the uncertainty derived from cash withdrawal restrictions) and the reimbursement of deposits under precautionary measures, actions for infringement of fundamental rights and freedoms, and immediate measures reached their maximum level, with reimbursements by the bank in the amounts of approximately ARS 467 million and USD 52 million in such quarter. It should be noted that such precautionary measures, actions for infringement of fundamental rights and freedoms, and immediate measures order partial payment of foreign currency deposits
          (USD) or an equivalent amount in Argentine pesos at the freely floating exchange rate. To date, the debate about the unconstitutionality of the law that provides the mandatory switch of deposits into Argentine pesos has not been decided by the Supreme Court of Justice.

          The situation described above led the Board of the Bank to decide the implementation of a plan to strengthen the Bank's stockholders' equity and liquidity. Similarly, the Board of Governors of the BCRA in exercise of its powers requested that the Bank formally submit a regularization plan to the BCRA. By the end of May 2002, BF submitted to the BCRA the mentioned plan intended to regularize and reorganize the aspects related to complying with the technical regulation on minimum cash, which had been affected by the above-mentioned liquidity crisis triggered by the fall of deposits, court rulings on the actions brought by depositors, and by regulatory changes on prudential regulations. Such plan comprised the measures that had been adopted in April and May 2002, in relation to the financial assistance received from BBVA, the sale of stock holding in a subsidiary abroad and advances due to illiquidity received from the BCRA. The Board of the Bank also notified its decision to capitalize BF and informed BBVA's intention to convert into equity in BF the subordinated corporate bonds in the amount of USD 130 million issued by BF and held by the former, as well as a financial loan granted in April 2002, in the amount of USD 79.3 million, submitting this capitalization to the approval of the related controlling authorities and the Stockholders' Meeting of BF. Furthermore, the Board of the Bank reported the commencement of the execution of an administrative restructuring plan, expense reduction, and voluntary termination and early retirement of personnel.

          Additionally, in July 2002, BF entered into repurchase agreements with BBVA in the amount of USD 102.9 million, thus obtaining additional liquidity to refinance its foreign trade lines and local currency needs.

          Moreover, the Bank agreed the refinancing of non-subordinated corporate bonds totaling USD 150 million maturing October 31, 2002, through a new bond issuance. Such refinancing included the interest payment and a five percent of capital as of October 31, 2002, the payment of a 5,26% of capital of the new bond in 180 days, while the remaining capital will be paid in a year. Additionally, BF is in the process of negotiation and instrumentation of the refinancing of its foreign trade lines.

          During the third quarter of the year, the situation improved gradually, showing a decrease in the volume of legal actions seeking the withdrawal of funds and a gradual change in deposit tendencies, which started rising. In this quarter, precautionary measures under actions for infringement of fundamental rights and freedoms paid by the bank amounted to approximately ARS 293 million and USD 4 million.

          Detailed below are the measures taken by the Argentine Government in effect as of the date of filing these financial statements and which have affected or could affect the Bank's equity and financial position.

          a) Compensation to financial institutions for the effects of the devaluation and conversion into pesos

               As mentioned in note 1.1.3. the amount that the Bank is to receive in compensation under Decree No. 905 /2000 and Communiques "A" 3650 and "A" 3716 as supplemented amount to:

                                 ---------------------------------------------------------------------
                                                   Balances as of December 31, 2001
                                 ---------------------------------------------------------------------
                                  Exch. rate       Exch. Rate     Currently effective     Difference
                                    ARS 1 =         ARS 1.4 =     exchange rate under
                                     USD 1            USD 1             decrees
                                 ---------------------------------------------------------------------
               Assets              8,369,234       11,028,945         10,153,352            875,593

               Liabilities         7,427,471        9,862,424          9,828,122            (34,302)
                                                                                            -------
               Compensation                                                                 841,291
                                                                                            =======

               Additionally, the remaining foreign exchange position after computing the effect on the switch to pesos of applicable assets and liabilites amounted to US dollars 618,699,800 (negative). Accordingly, the Bank applied the compensation amount in Argentina pesos of 841,291 to receive LIBOR 2012 Federal Government Bonds denominated in US dollars for a face value of 600,922,400, (at the ARS 1,40 = USD 1 exchange rate). In addition, that the net negative position in foreign currency exceeded the amount of compensation to be received, the Bank decided to take an advance from its BCRA account to subscribe Bonds for a face value of USD 17,777,400 to compensate such position. Subsequently, on September 11, 2002 and October 29, 2002, the Bank's account No. 017 with the Government Debt Instruments Registration and Payment Center was credited by the BCRA with Bonds for a face value of 421,890,000 and 88,894,100, respectively, (net of a gauging of 15%). Such Bonds remain blocked until the BCRA gives definitive confirmation of the compensation amount. As of June 30, 2002, the Bank carried the compensation to be received in Federal Government Bonds under the "Other Financial-Intermediation Receivables" account.

               As required by BCRA Communique "A" 3703, the compensation received was booked in January, 2002, as follows:

               - The gain resulting from the asymmetrical switch into pesos, which amounted to 616,533, was allocated to "Financial Income - Gold and foreign currency exchange difference", for the purpose of neutralizing the negative effects of the switch into pesos.

               - The amount of the compensation received for the difference between Stockholders' Equity as of December 31, 2001, and the Stockholders' Equity that resulted from adjusting the net position in foreign currency switched into pesos at the exchange rate USD 1 = ARS 1.4 , amounting to 224,758 (adjusted as of June 30, 2002: 413,296), was allocated to the Stockholders' Equity account "Unrealized valuation difference from compensation of the net position in foreign currency".

          b)   Guaranteed Loans - Decree No. 1378/2001

               As mentioned in note 1.1.4 and pursuant to Decrees Nos. 1387/01 and 1646/01, the Bank and its subsidiaries swapped a portion of their holdings in federal government securities and/or loans to the federal government sector outstanding as of November 6, 2001, for a nominal value of USD 3,291,795, for Guaranteed Loans amounting to USD 3,360,403. Such guaranteed loans are recorded in the consolidated financial statements under the account "Loans - to the non-financial government sector" for a total amount of 5,246,093 , net of discounts.

               Subsequently, the Federal Executive established, by Decree No. 644/02, the steps that the financial institutions were to follow to accept the new conditions so as to receive the payments of principal and interest related to the Guaranteed Loans. In this respect, on May 22 and July 12, 2002, the Bank and its subsidiary, Banco Frances (Cayman) Ltd., accepted the abovementioned changes to the conditions of the Guaranteed Loans for a face value of USD 2,838,727,000. On the other hand, Consolidar AFJP S.A., Consolidar Cia. de Seguros de Vida S.A., and Consolidar Cia. de Seguros de Retiro S.A. (except for loans for a face value of USD 34,034,000, which new conditions were accepted on May 21, 2002) did not accept the changes to the conditions of the Guaranteed Loans for a face value of USD 487,642,000. This means reverting to the original government securities, i.e. those that had been submitted for swapping.

               In addition, the Bank has presented before Banco de la Nacion Argentina, in its capacity as trustee for the FFDP (Provincial Development Trust Fund), provincial governments securities and loans granted to the government sectors of the provinces for a nominal value of USD 481,572 thousands, so as to carry out the swap provided by Decree No. 1387/01. Such transaction is recorded under the account "Loans - to the non-financial government sector" for the abovementioned value plus the related accrued interest receivable as of June 30, 2002, converted into pesos at the exchange rate of USD 1 = ARS 1.4 and adjusted by the CER, as provided by Decrees Nos. 1387/01 and 471/02. On October 25, 2002, the Ministry of Economy issued Resolution No. 539/2002, regulating Decree 1579/2002, establishing new conditions for the provincial government debt swap, allowing the financial institutions to decide its conversion for Guaranteed Loans.

               As mentioned in note 1.1(4), and considering Decree No. 1579/02 and Resolutions Nos. 539/02 and 611/02, to the issuance date of these financial statements, the Bank and its subsidiaries had not expressed their will to withdraw the bids to convert provincial debt under Section No. 25, Decree No. 1387/01, as supplemented.

          c)   Application of the CER

               As mentioned in note 1.1.6., the Bank adjusted by the CER the deposits that were switched into pesos and rescheduled, as well as the loans switched into pesos. This adjustment is recorded in the Statement of Income under the Financial Income and Financial Expense accounts, respectively.

          d) Deposits. Rescheduling of balances. Swap for Government Bonds (Swap I)

               As mentioned in note 1.1.7., as of July 29, 2002, the Bank's customers opted to swap their rescheduled deposits into bonds as follows:

                                                                 Amount in
                                                            thousands of pesos
                                                            ------------------

               Section 2 of Decree No. 905 /2002                    608,688
               Section 3 of Decree No. 905 /2002                      5,709
               Section 4 of Decree No. 905 /2002                     93,128
               Section 5 of Decree No. 905 /2002                     36,752
               Section 24 of Decree No. 905 /2002                    34,107
                                                               ------------
               Total                                                778,384
                                                               ------------
               % of total deposits                                 10,74%

               % of deposits eligible for swap                     31,20%


               On September 17, 2002, the Federal Executive issued Decree No. 1836/2002, which established the conditions for Swap II of deposits with the Financial System (amended by Decree N(degree) 2167/2002), for which deposit owners are entitled to opt and at the same time amended some sections of Decree 905/02 as explained in note 1.1.7. As of the filling date of these financial statements the B.C.R.A. has not issued the procedure regulations for the swap.

               In accordance with matters disclosed in such note, the Bank will opt to swap the eligible assets mentioned so as to obtain the bonds requested by its depositors. Through a note dated October 25, 2002, the Bank informed the BCRA its will of swapping the following holdings for the mentioned bonds suscription:

               -    Argentine Federal Government 9% Bonds for a valuation of
                    298,295.

               - Guaranteed Loans of the Federal Governmental for an average booking amount of 285,234.

               - Provincial Governmental debts of an average booking amount of 194,855.

          e)   Legal actions

               As mentioned in note 1.1.8., the Bank has been notified of injunctions, mainly pursuant to constitutional protection actions, that require deposits to be reimbursed in cash in amounts larger than provided under current legislation or regulations, and/or the release of rescheduled deposits and/or declare the inapplicability of legislation passed by National Congress or measures issued by the Federal Executive or the BCRA. As of June 30, 2002, the Bank had paid USD 76,012,000 for actions in that currency, and ARS 546,344,000 for actions in Argentine Pesos and in USD, paid in Argentine Pesos at the "floating" exchange rate. Also, as of the date of filing these Financial Statements, the Bank had paid USD 82,357,000 for actions in that currency, and ARS 1,039,345,000 for actions in Argentine Pesos and in USD, paid in Argentine Pesos at the "floating" exchange rate.

               Moreover, in view of the damage to the financial position of the financial system overall and, naturally, of the Bank caused by the execution of the precautionary measures ordered by the various tribunals in relation to actions for infringement of fundamental rights and freedoms and immediate measures, in addition to the prejudice derived from the application to certain bank loans of the salary variation coefficient instead of the benchmark stabilization coefficient, BF reported these prejudices to the Ministry of Economy and the BCRA, making express reserve of its rights to bring claims therefor.

               As mentioned in the preceding paragraphs, the Bank capitalized under the "Other receivables" account the differences between US-dollar denominated deposits paid in such currency or in pesos at the freely floating exchange rate under protection actions and the rescheduled deposit balance (converted at the USD 1-to-ARS 1.40 exchange rate and adjusted by the benchmark stabilization coefficient). As of June 30, 2002, such balance, net of allowances, was ARS 187.479 (see Note 6). Following a conservative accounting criterion, the Bank booked the allowances it considered necessary to date to cover the future recoverability of such assets.

               As of the date of filing these Financial Statements, neither Federal, nor Buenos Aires City nor Provincial courts had ruled on the substance of the matter; accordingly, the final outcome of these legal actions is unknown.

          f) Advances requested from the BCRA and financing received from BBVA Madrid

               For the purpose of covering the decrease in deposits, the Bank obtained, during the period March through July 2002, advances from the BCRA, which as of June 30, 2002, and the filing date of these financial statements amount to 1,483,751 and 1,786,355, respectively, and are recorded under "Other liabilities from financial transactions - Central Bank of the Argentine Republic Other". In guarantee of such assistance, the Bank executed a first-degree security agreement whereby it encumbered in favor of the BCRA a portion of the Bank's credit rights under the Guaranteed Loan Agreement executed on December 7, 2001, pursuant to Federal Executive Decree No. 1387/2001 as supplemented and amended.

               In addition to the advances granted by the BCRA, BF received from BBVA the following:

               - In April 2002, the Bank received assistance from BBVA Madrid in the amount of USD 159 million, in security for which it provided Guaranteed Loans to the Argentine Government and syndicated loans granted to customers of the non-financial private sector.

               - In May 2002, the Bank sold its equity interest in BBVA Uruguay to BBVA Madrid for USD 55 million (see note 2.2.).

               - During July 2002, the Bank entered into repurchase agreements with BBVA Madrid for an amount of USD 102.9 million.

               - As disclosed in note 2.3., BBVA has offered to convert into equity its holdings of subordinated corporate bonds issued by the Bank for an amount of about USD 130 million as well as the loan for USD 79.3 million disbursed in April 2002.

          g)   Liquidity

               BCRA Communique "A" 3498 introduced changes to the minimum cash and minimum liquidity requirements systems. The minimum cash requirements thus imposed are higher than before.

               Subsequently, the BCRA provided that for the period November 2001 through February 2002, the minimum cash and minimum liquidity requirements and the related cash and liquidity actually held are to be calculated as an average over such four-month period, that is to say that the aggregate over such period of the daily balances of the items comprised is to be divided over the total number of days in the period.

               Lastly, the BCRA issued Communiques "A" 3597, 3598 and 3732, which established the System for Minimum Application of Resources from on-demand and term obligations in pesos. The items included are basically deposits and other financial intermediation on-demand obligations in pesos as well as fixed-term deposits subject to CER indexation. The related requirement was set at 18%.

               The Bank requested the BCRA to allow it to reduce minimum cash requirements by and up to the excess of mandatory deposit allocation arising from franchises granted by the BCRA, as well as to offset the November 2001 - February 2002 position regarding minimum cash requirements in pesos against those in foreign currency. This issue is being analyzed by the oversight agency.

          h)   BCRA Information Requirements

               The BCRA issued a series of communiques related to its monthly accounting information requirements whereby, it provided postponements, suspensions and new due dates, as well as additional information requirements also on an exceptional basis. The information involved included trial balances, information on debtors to the financial system, makeup of groups of companies and minimum capital requirements and capital actually held. Such changes also affected the filing of financial statements for the quarters ended March 31, June 30, and September 30, 2002.

               BCRA Communique "A" 3599 suspended the requirements to file the information for January and February 2002 on debtors to the financial system, makeup of groups of companies and minimum capital requirements and capital actually held.

               Communique "A" 3687 set a new due-dates calendar, which was abrogated by Communique "A" 3691.

               After a series of Communiques that postponed or suspended information filing requirements, Communique "A" 3760 of October 4, 2002 and Communique "A" 3773 of October 17, 2002, set the definitive due-dates calendar for trial balances, debtors to the financial system and makeup of groups of companies, financial statements consolidated with significant branches and subsidiaries in Argentina and abroad, and the respective consolidated debtors'-situation statement.

               On October 30, 2002, the Bank filed with the BCRA, the Pro-forma balance sheets as of December 31, 2001, which include the effects of Law No. 25,561, and the Decrees and Regulations that constitute its administrative order.

               As of filing date of these Financial Statements, the Bank had filed with the BCRA the following required information: Trial Balances and financial statements consolidated with significant branches and subsidiaries in Argentina and abroad, for January, February, March, April, May and June 2002.

          The negative consequences of the situations described above on the Financial System overall and in particular on the Bank, involve the significant illiquidity, the impact of the devaluation of the Argentine peso and the switch into pesos, the recoverability of loans to both the Government and the private sectors, lost profitability and the mismatch of terms and currencies.

          In addition, the measures taken by the Federal Executive (Decrees No. 905/02 and 1836/02) allowed progress towards the compensation for the asymmetrical switch into pesos and coverage of the foreign currency position. Swap I of rescheduled deposits for federal government bonds allowed depositors to choose to take such bonds in exchange for their deposits and, as from October 1, 2002, banks are authorized to reimburse part of such deposits in cash (in the case of the bank, such reimbursement will amount to ARS 10,000 plus the benchmark stabilization coefficient). Moreover, SWAP II of deposits for bonds began on October 1, 2002.

          On the basis of the situation described, the search for solutions to Argentina's economic and financial situation will require further measures. For example, the possibility of covering deposits with some form of insurance, the settlement of Private Sector loans with bonds, the lifting of the suspension of foreclosures on assets provided as collateral, the lifting of the suspension of CER application, compensation to financial institutions for the suspension of the CER, the resolution of constitutional protection actions, compensation due to financial institutions for having returned - by court order pursuant to constitutional protection actions - deposits in dollars at the floating exchange rate, differentiated application of the CER to assets and liabilities, and the maturity of rescheduled deposits. As of the filing date of these financial statements, issues that are key to the Argentine economy remain pending solution. These include the reconstitution of the Financial System, closing an agreement with the International Monetary Fund, initiating negotiations with foreign creditors, negotiations with operators of privatized utilities, and the negotiations to refinance corporate loans of the private sector companies.

          To the date of filing of these financial statements, BF has increased its deposit portfolio and the volume of transactions, coming into compliance with the minimum cash ratio, and, barring any situation beyond its control, the Board of the Bank expects to maintain the equilibrium level achieved. Thus, the BCRA and the Bank are continually assessing the measures while on October 29, 2002, the Bank filed an update of the evolution of the actions included in the plan presented in May 2002, and the evolution of the actions carried by the Bank.

          The Board of the Bank is optimistic as to the development of future operations, especially if the Federal Government is eventually able to correct the profound imbalance caused by the execution of the precautionary measures ordered under actions for infringement of fundamental rights and freedoms and immediate measures due, mainly, to the impact of exchange differences between the provisions of such court rulings and of the legal rules on de-dollarization of deposits, and if the Federal Government eventually compensates for the financial loss that the application of the salary variation coefficient instead of the benchmark stabilization coefficient causes to the economic and financial position of the Bank and the system overall. BF has reported this situation to the Ministry of Economy and the BCRA, making express reserve of its rights to bring claims therefor.

          The Bank's Management is continually assessing the impact that such measures could have on the Bank's equity and financial position.

          These financial statements have been prepared on the basis of the going-concern assumption, based on the understanding that the restructuring of the Financial System overall, the government-debt restructuring and the Bank's and its subsidiaries' own plans and actions will allow it to continue operating and maintain the liquidity and solvency indicators required by the BCRA and, accordingly, these financial statements do not include any adjustments related to the recoverability of the asset amounts booked and the sufficiency of liabilities, as could be necessary should the situations described above not be resolved favorably.


2.   CORPORATE SITUATION AND BANK'S ACTIVITIES

     2.1. Corporate situation

          BBVA Banco Frances S.A. (BF) has its main place of business in Buenos Aires and operates, as of June 30, 2002, a 278-branch network and 39 offices of its affiliate Credilogros Compania Financiera S.A.

          As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank with 68,24% corporate stock as of June 30, 2002.

          Part of BF's corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

     2.2. Sale of interest in Banco Bilbao Vizcaya Argentaria Uruguay S.A.

          On May 13, 2002, the Bank entered into an agreement with BBVA for the sale of its 60.87% interest in BBVA Uruguay. This transaction was approved by the Bank's Board of Directors at their meeting held on May 13, 2002, and Banco Central de la Republica Oriental del Uruguay on May 10, 2002. The total selling price for the shares amounted to USD 55 million, which was collected on the date the transaction was carried out.

     2.3. Capital increase

          At the Regular and Special Meetings held on August 7, 2002, the stockholders approved the Bank's capital increase in the amount of up to 1,250,000 nominal value for the subscription of common, book-entry shares, entitled to one vote per share. Those shares may be paid up in cash and/or with subordinated corporate bonds in foreign currency issued by the Bank, maturing on March 31, 2005, and/or loans granted by BBVA to the Bank. At the referred meeting the stockholders delegated to the Board of Directors the powers to establish the remaining conditions.

          As of the issuance date of these financial statements, the Bank has filed an IPO with the Argentine Securities Commission (CNV) and the Buenos Aires Stock Exchange.

     2.4. Banco Frances (Cayman) Limited

          On August 15, 2002, the Bank made a capital irrevocable contribution in kind (Federal Government Guaranteed Loans GL 08) with original nominal values of USD 185,043,841, which were dedollarized under the Executive Orders mentioned in 1.1.4, representing a book value in pesos of 305,409. Such contribution was authorized by Resolution No. 360 of BCRA's Board of Trustees dated May 30, 2002, mean while is pending the Cayman Islands Monetary Authority resolution, authorizing the contribution capitalization.

          In addition, the Bank has requested from the BCRA the authorization to make the contribution of the Federal Government Libor 2012 bonds in US dollars received as compensation, as disclosed in 1.1.3.e) derived from the dedollarization effect of the Federal Government Guaranteed Loans portfolio held by such subsidiary. Through Board Resolution No. 645 of October 17, 2002, the BCRA authorized the Bank to make the contribution in kind in the mentioned subsidiary for the minor resulting of the amount of USD 386 million of BODEN 2012 (amount resulting of the Guaranteed Loans holdings in that subsidiary as of December 31, 2001) or the required amount to comply the capital relations requirements, according to the regulations of such country monetary authority.

          Up to date, the Bank informed of this Resolution to the Cayman Islands Monetary Authority, waiting for its autorization to proceed to the capitalization.

          As of June 30, 2002, such contribution commitment for USD 386,000 thousands is booked in "Other liabilities - Miscellaneous payables."


3.   SIGNIFICANT ACCOUNTING POLICIES

     3.1. COMPARATIVE INFORMATION

          a) As required by FACPCE Technical Resolution No. 8 (Argentine Federation of Professional Councils of Economic Sciences), CPCECABA Resolution No. 89/88 (Professional Council of Economic Sciences of the City of Buenos Aires) and BCRA regulations, the financial statements for the six-month period ended June 30, 2002, are presented comparatively with those of the same period of prior year. For that purpose, the financial statements for the period ended June 30, 2001, were restated in the June 30, 2002 currency by applying the adjustment rate derived from the Internal Wholesale Price Index published by INDEC (Federal Institute of Statistics and Census), considering that the accounting measurements prior to January 1, 2002, are stated in December 31, 2001 currency.

          b) Through Communique "A" 3345, as supplemented, BCRA introduced some changes to the rules related to the presentation and disclosure of financial institution financial statements effective as from December 31, 2001. Therefore, the financial statements as of June 30, 2001, were reclassified, due to the application of such rules, only for comparison with the financial statements for the six-month period ended June 30, 2002.

          c) The financial statements, notes and exhibits for the six-month period ended June 30, 2001, include certain changes originated in adjustments to prior years' losses of 138,876 booked in the year ended December 31, 2001, as a result of the change in the criterion followed by the Bank to estimate the income tax charge, applying the deferred tax method as from that date.


3.2. RESTATEMENT OF THE HEAD OFFICE'S AND LOCAL BRANCHES FINANCIAL STATEMENTS IN EQUIVALENT PURCHASING POWER

     The financial statements have been taken from the Bank's books of account in conformity with the standards of the BCRA.

     The Bank presents its financial statements in constant currency, following the restatement method established by FACPCE Technical Resolution No. 6, using adjustment rate derived from the Internal Wholesale Price Index published by the INDEC and under the provisions set forth by General Resolution No. 415 of the CNV and BCRA's Communique "A" 3702.

     Accordingly to the above mentioned method, the accounting measurements were restated by the purchasing power changes through August 31, 1995. As of that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communique "A" 2365, accepted by the professional accounting standards, the accounting measures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communique "A" 3702, the method was reinstated effective as from January 1(degree), 2002, considering the previous accounting measures restated as of December 31, 2001.


3.3. VALUATION METHODS

     The main valuation methods used in the preparation of the financial statements have been as follows:

     a)   Foreign currency assets and liabilities:

          They were converted at the Banco Nacion selling rate effective for each currency as of the last working day of each period end. Exchange differences were credited/charged to income of each period.

     b)   Government and private securities:

          Government securities:

          - Holdings in investment accounts: as provided by Communique "A" 3278 by the BCRA, they were valued at acquisition cost, increased by compound interest formula due to the accrual generated on the internal rate of return and the time elapsed from the acquisition date. For the case of predating holdings recorded in investment accounts as of May 31, 2001, the acquisition cost was considered to be their respective book values as of the same date.

               The book value for each security is decreased in the amount of the positive difference resulting from the book value less 120% of the market value. As established by Communiques "A" 3269 and 3303 of the BCRA, this treatment was suspended from April to December 2001, reinstated from January 2002, according to Communique "A" 3785 of the BCRA.

               The differences existing between acquisition values and those mentioned in the preceding paragraphs were credited/charged to income for the six-month periods ended June 30, 2002 and 2001 (see note 5).

          - Holdings for trading or financial transactions: they were valued based on current listed prices for each security as of June 30, 2002 and 2001. Differences in listed prices were credited/charged to income for the six-month periods then ended.

          - Unlisted Government Securities: they were valued at residual nominal value plus income accrued as of June 30, 2002 and 2001.

          Investments in listed private securities:

          - Equity and debt instruments: they were valued based on current listed prices as of June 30, 2002 and 2001. Differences in listed prices were credited/charged to income for the six-month periods then ended.

     c)   Guaranteed Loans - Decree No. 1387/2001:

          As mentioned in Note 1, as of June 30, 2002, guaranteed loans are stated at the swap values established by the Ministry of Economy as of November 6, 2001, plus the related interest accrued through period-end, translated into pesos at the ARS 1.40 = USD 1 exchange rate and adjusted to the CER (Benchmark Stabilization Coefficient). These guaranteed loans are booked in "Loans - To the nonfinancial public sector" totaling ARS 5,246,093, net of discounts, in the consolidated financial statements.

          As set forth by BCRA Communique "A" 3366 and "A" 3385, the initial value of guaranteed loans matched the previous book value of Federal government bonds (classified and valued as "Investment accounts" or "For trading or intermediation", under the BCRA's accounting standards) and/or loans as of the swap date, without giving rise to any income (loss) for the swap recognition, since the positive difference generated between the swap values established by the Ministry of Economy and the book value of the swapped bonds was reflected in a balancing account. The balance of that account will be charged to income on a monthly basis in proportion to the term of each of the guaranteed loans.

          As mentioned in note 1.1 (4), and considering Decree No. 1579/02 and Resolutions Nos. 539/02 and 611/02, to the issuance date of these financial statements, the Bank and its subsidiaries had not expressed their will to withdraw the bids to convert provincial debt under Section No. 25, Decree No. 1387/01, as supplemented.

     d)   Interest accrual:

          Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued by the straight line method.

     e)   CER accrual

          As mentioned in Note 1, as of June 30, 2002, receivables and payables have been adjusted to the CER as follows:

          - Guaranteed loans: they have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER effective 10 (ten) business days prior to the maturity date of the related service will be considered for yield and repayments of these loans.

          - Other loans and receivables from sale of assets: they have been adjusted under Communique "A" 3507 and supplementary regulations, which resolved that the payments through September 30, 2002, will be made under the original terms of each transaction and will be booked as prepayments, where as from February 3, 2002, the principal was adjusted to the CER prevailing on June 30, 2002, deducting the prepayments mentioned above as from the payment date, except those subject to the provisions of Decrees 762/02 and 1242/02, which excluded the application of that coefficient from some mortgage, pledge, personal and other lines of credit.

          - Deposits and other assets and liabilities: the CER prevailing on June 30, 2002 was applied.

     f)   Allowance for loan losses and contingent commitments:

          For loans, other receivables from financial transactions and contingent commitments: this allowance has been calculated based on the Bank's estimated loan loss risk in light of debtor compliance and the guarantee/security supporting the respective transactions, as provided by Communique "A" 2729 as supplemented of the BCRA.

          BCRA Communique "A" 3418 of January 3, 2002, provided that, for the purposes of classificating debtors as of January 2002, the overdue term admitted for debtors under normal situation classifications and special procedures / inadequate compliance should be increased by 31 days.

          BCRA Communique "A" 3463 of February 7, 2002, extended by 31 days the overdue term admitted in addition to the term referred to above. Such Communique also established that by February 2002, the overdue term admitted for such classifications would be 62 days and 121 days, respectively.

          BCRA Communique "A" 3630 of June 10, 2002, provided that, for the purposes of assessing the bad debt allowances for March and June 2002, the allowance percentages applicable to categories 1 and 2, respectively (debtors in normal situation and inadequate compliance), should be admitted for debtors classified as 2 and 3 (debtors in inadequate compliance and nonperforming/deficient compliance) who are 62 and 121 days in arrears, respectively.

     g)   Loans and deposits in government securities:

          They were valued at current listed price for each security as of June 30, 2002 and 2001, plus related accrued interest. Differences in listed prices were credited/charged to income for the six-month periods then ended.

     h) Instruments to be received and to be delivered for spot and forward transactions:

          - Of foreign currency: they were valued based on the exchange rate (seller's price) of Banco Nacion for each currency determined on the last business day of the each period end.

          -    Of securities, associated with repurchase agreements:

               o Holding in investment accounts (government securities): as provided by Communique "A" 3278 by the BCRA, they were valued at acquisition cost, increased by compound interest formula due to the accrual generated on the internal rate of return and the time elapsed from the acquisition date. For the case of predating holdings recorded in investment accounts as of May 31, 2001, the acquisition cost was considered to be their respective book values as of the same date.

                    The book value for each security is decreased in the amount of the positive difference resulting from the book value less 120% of the market value. As established by Communiques "A" 3269 and 3303 of the BCRA, this treatment was suspended from April to December 2001, reinstated from January 2002, according to Communique "A" 3785 of the BCRA.

                    The differences existing between acquisition values and those mentioned in the preceding paragraphs were credited/charged to the income of the six-month period ended June 30, 2002 and 2001 (see note 5).

               o Holdings for trading or financial transactions (government and private securities): they were valued based on current listed prices for each security as of June 30, 2002 and 2001. Differences in listed prices were credited/charged to income for the six-month periods then ended.

     i) Amounts receivable and payable from spot and forward transactions pending settlement:

          They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of June 30, 2002 and 2001.

     j)   Unlisted Corporate Bonds:

          They were valued at acquisition cost plus income accrued but not received as of June 30, 2002 and 2001.

     k)   Compensation to be received from the Federal Government:

          As mentioned in note 1, the Bank assessed the amount of the compensation to be received for the negative effect of stockholders' equity as a result of the switch into Argentine pesos of foreign currency payables and receivables, according to the method mentioned in such note. Pursuant to the provisions of Decree No. 905/2002, the Bank decided to apply the amount of the compensation to be received to subscribe bonds for covering the foreign currency negative equity position, which amounts to USD 600,922,400. Moreover, since such position exceeded the amount of the compensation to be received, the Bank decided to accept a payment in advance from the BCRA in the amount of 24,888 to subscribe the bonds necessary for compensating such position.

          As of June 30, 2002, the compensation to be received by the Bank has been booked as "Other receivables from financial intermediation - Other receivables not covered by debtor classification regulations", and was valued as follows:

          - Compensation to be received from the Federal Government in US dollars: at its residual nominal value plus the interest accrued according to the conditions of issuance, switched into pesos according to the provisions of note 3.3.a).

          Additionally, Communique "A" 3785 settled that the Federal Government Bonds to be received for the mentioned compensation, may be booked at its technical valuation, and established a limitation for the dividends distribution in cash up to the income exceeding the difference among the book value of the bonds, and its listed price.

     l)   Assets out on financing lease:

          As of June 30, 2002 and 2001, they have been valued at the net cost value of the accumulated amortization through the end of the six-month periods then ended. Such amortization was calculated, on a monthly basis, considering the cost value less the current value of unaccrued installments plus the net book value calculated as per the conditions agreed upon in the respective contracts applying the imputed interest rate thereto.

     m)   Investments in other companies:

          - Investments in controlled financial institutions, supplementary activities and authorized: they were valued based on the following methods:

               o Credilogros Compania Financiera S.A., Frances Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cia. de Seguros de Vida S.A., Consolidar Cia. de Seguros de Retiro S.A. and Atuel Fideicomisos S.A.: were valued by the equity method.

               o Banco Frances (Cayman) Ltd. and BBVA Uruguay SA: valued by the equity method, converted into pesos following to the following criteria:

                    The financial statements were adapted to the professional accounting standards effective in Argentina and the rules of the Central Bank of Argentina. Such financial statements, which were originally stated in foreign currency, were converted into Argentine pesos as detailed below:

                    - Assets and liabilities were converted based on the criterion described in 3.3.a).

                    - The assigned capital was calculated at the ARS amounts remitted by the Bank.

                    - Unappropiated earnings were determined by the difference between assets, liabilities and assigned capital, converted into pesos as indicated above.

                    - Income (loss) for the period was determined by the difference between unappropiated earnings at beginning, less earnings distributed in cash and unappropiated earnings at period-end, and was allocated to "Income (loss) from long-term investments".

          - Investments in noncontrolled financial institutions, supplementary activities and authorized: they were valued according to the following methods:

               o Rombo Cia. Financiera S.A., Visa Argentina S.A., Banelco S.A. and Interbanking S.A.: were valued by the equity method.

               o Bladex S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 3.3.a).

               o Other: valued at acquisition cost, without exceeding their recoverable value.

          - Other noncontrolled affiliates: they were valued based on the following methods:

               o    Consolidar A.R.T. S.A.: was valued by the equity method.

               o Other: were valued at acquisition cost, without exceeding their recoverable value.

          As from the effectiveness date of Law No. 25,063, dividends in cash or in kind received by the Bank from investments in other companies in excess of accumulated taxable income of such companies at the time of distribution thereof shall be subject to a 35% income tax withholding, which shall be a single and final payment.

          The Bank has not accrued this tax as it believes dividends from profits recorded applying the equity method would not be subject to this tax.

     n)   Bank premises and equipment and other assets:

          They have been valued at acquisition cost plus increased from prior-year appraisal revaluations, restated as explained in note 3.2., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned. The net book value of Bank premises and equipment and other assets taken as a whole does not exceed the recoverable value of these items.

     o)   Intangible assets:

          They have been valued at acquisition cost restated as explained in note 3.2., less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

     p)   Valuation of options:

          Options purchased and sold, recorded under memorandum accounts, have been valued at the exercise and market values, respectively, of the asset or underlying index.

     q)   Employee termination pay:

          The Entity expenses employee termination pay disbursed.

     r)   Reserve for other contingencies:

          Includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

     s)   Stockholders' equity accounts:

          They are restated as explained in note 3.2., except for the "Capital Stock" and "Noncapitalized contributions" accounts which has been kept at original value. The adjustment resulting from its restatement is included in the "Adjustment to Stockholders' Equity - Adjustment to Capital Stock" account.

          Additionally, through Communique "A" 3800 dated November 12, 2002, the BCRA granted financial institutions an option to absorb in advance the losses posed during the current year, equal to the amounts booked in Unappropriated earnings and Unrealized valuation difference, with the prior Board of Directors' approval and adding the decision to be made by the Stockholders' Meeting, when appropriate. When there are accumulated losses, they should be absorbed firstly. This absorption should be disclosed following the net income (loss) for the period in the Statement of Income and the balance at period-end in the Statement of Changes in Stockholders' Equity. As of the issuance date of these financial statements, the Bank has not made use of that option.

     t)   Income tax:

          The Bank determined the charge for income tax applying the effective 35% rate to taxable income estimated for each period considering the effect of temporary differences between book and taxable income. The bank considered as temporary differences those that have a definitive reversal date in subsequent years. Therefore, as of June 30, 2002, it determined a net operating loss (NOL).

          Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank's tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

          In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the NOL used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

          The AFIP (Argentine Public Revenue Administration) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such agency, to the issuance date of these financial statements, issued an opinion on the ex officio assessment made in 1992, partially admitting the claim of tax authorities. This ruling will be appealed before the courts. Bank Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the periods in question.

          In addition, on June 23, 2000, the Bank adhered to the system provided by Decree No. 93/2000, relating to the taxes included therein.

     u)   Statement of Income Accounts:

          - The accounts accumulating monetary transactions (financial expense and income, service charge expense and income, provision for loan losses, operating expenses, etc.) were restated by applying the adjustment coefficients to the historical amounts accrued on a monthly basis.

          - Accounts reflecting the effect on income resulting from the sale, write-off, or usage of nonmonetary assets were computed based on the value of such assets, as mentioned in note 3.2.

          - Income from investments in subsidiaries was computed based on such companies' income adjusted as explained in note 3.2.

          - The effect derived from inflation for maintaining monetary assets and liabilities has been recorded in three accounts:
               "Monetary income (loss) on financial intermediation", "Monetary income (loss) on operating expenses" and "Monetary income (loss) on other operations".

4.   CREDIT ASSISTANCE

     4.1. CREDIT ASSISTANCE TO THE NONFINANCIAL GOVERNMENTAL SECTOR

          As a result of Public Emergency and Exchange System Reform Law and the public debt default, meeting such obligations is based on scant Argentine Treasury resources and the persistent fiscal deficit of the Federal, Provincial and Municipal Governments, which inevitably led to a significant public indebtedness. Therefore, the Ministry of Economy was empowered to take the actions and deal with the formalities needed to reschedule the Federal Government's debt.

          Thus, on February 27, 2002, the Federal and Provincial Governments signed an agreement on the financial relationship and bases of a federal tax revenue sharing system which, among other issues, established that the Provincial Governments may request from Federal Government to renegotiate provincial public debts; such debts could thus be reprogrammed under the guidelines to which the federal public debt is subject.

          Subsequently, Decrees No. 471/2002 and 644/2002 established the treatment applicable to debts originally assumed in US dollars or other foreign currencies by the federal, provincial, and municipal governmental sectors when such obligations are subject to Argentine law regarding the regulatory framework provided for in Law No. 25,561 and Decree No. 214/2002.

          As of June 30, 2002 and December 31, 2002, the Bank carried the following receivables from the non financial governmental sector:

          I.   Securities:

                                                                               06-30-02                     12-31-01
                                                                     -----------------------------       -------------
                                                                     BBVA Banco       Consolidated       Consolidated
                                                                      Frances           position          position (1)
                                                                     ----------       ------------       -------------
               Argentine Federal Government 9% Bonds - 2002            374,627            374,627            212,076
               Argentine Republic External Bills                       736,809            736,809            204,497
               Tucuman Provincial Treasury Bonds                        58,791             58,791             48,917
               CCF (Tax credit certificates)                            84,006             84,006             46,356
               Treasury Bills                                           54,889             66,681             13,043
               LECOP Bonds Treasury Bills                                2,300              2,300                  -
               Other                                                    19,157             74,643             22,683
                                                                     ---------          ---------          ---------
                    Total                                            1,330,579          1,397,857            547,572
                                                                     =========          =========          =========

               (1)  Stated in December 31, 2001 currency.

          II. Credit assistance to the governmental sector classified by origin as follows:

                                                                               06-30-02                     12-31-01
                                                                     -----------------------------       -------------
                                                                     BBVA Banco       Consolidated       Consolidated
                                                                      Frances           position          position (1)
                                                                     ----------       ------------       -------------
               o  Argentine Government guaranteed loans
                  -  Decree No. 1387/01 (net of discounts)           3,464,916          5,246,093          2,933,211
               o  Loans to the provincial governmental sector
                  -  Buenos Aires                                       91,555             91,555             51,254
                  -  Cordoba                                           287,014            287,014            160,508
                  -  Entre Rios                                         87,949             87,949             49,235
                  -  Chaco                                             163,720            163,720             91,653
                  -  Formosa                                            86,715             86,715             48,545
                  -  Santa Fe                                          111,383            111,383             61,791
                  -  Misiones                                           60,143             60,143             33,669
                  -  Other                                              99,813             99,813             73,259
               o  Loans to other governmental sector agencies          749,467            749,467            416,047
                                                                     ---------          ---------          ---------
                    Total                                            5,202,675          6,983,852          3,919,172
                                                                     =========          =========          =========

               (1)  Stated in December 31, 2001 currency.

               As to guaranteed loans, under Decree No. 1387/2001, during the months of April to November, the Bank collected 109,105 in interest on such loans.

          III. Compensation to be received from the Federal Government: as detailed in notes 1.1.3. and 1.2.a), the Bank and its subsidiaries booked as "Other receivables from financial intermediation - Other receivables not covered by debtor classification regulations" in 2,384,141 , which reflects the compensation to be received from the Federal Government, as established by Decree No. 905/2002.

          Considering that BCRA regulations related to minimum allowances for loan loss risk do not entail setting an allowance for the credit assistance granted to this sector and that, as of the date of issuance of these financial statements, it is impossible to assess the future effects which the ongoing economic crisis could have on the recoverability of the book values of such holding and financing, these financial statements do not include any adjustments which could result from the resolution of these uncertainties.

     4.2. CREDIT ASSISTANCE TO NONFINANCIAL PRIVATE SECTOR DEBTORS

          The effects resulting from the crisis that Argentina is currently enmeshed by and the difficulties evidenced in the payment chain have had a negative impact on the Bank's credit assistance of debtors from the commercial and consumer portfolios generating ever increasing deterioration added to a highly uncertain environment in which it is difficult to establish objective criteria to reach an agreement on the refinancing of the loans granted.

          BCRA Communique "A" 3630 of June 10, 2002, provided that, for the purposes of assessing the bad debt allowances for March to June 2002, the allowance percentages applicable to categories 1 and 2, respectively (debtors in normal situation and inadequate compliance) should be admitted for the debtors classified as 2 and 3 (debtors in inadequate compliance and nonperforming/deficient compliance) who are 62 and 121 days in arrears, respectively.

          Considering that the basic criterion to measure uncollectibility risk is the ability to pay debts or commitments in the future emphasizing cash flow analysis, the current situation does not allow for uncollectibility risk to be objectively assessed.

          On February 14, 2002, Law No. 25,563 was enacted. Such Law provides that through December 10, 2003, Argentina is undergoing a productive and loan emergency resulting from the current crisis. Such regulation amended bankruptcy and insolvency proceedings laws and other related regulations mainly aimed at debtors who have the possibility of rescheduling their payables to the financial system as well as suspending for a 180-day term all court or administrative foreclosure proceedings, including mortgages and security interest.

          After that, as mentioned in such note, Law No. 25,589 enacted on May 15, 2002, incorporated new amendments to the Bankruptcy Procedures Law (under Law No. 25,563) and established limitations to the suspension of judicial foreclosures, establishing a new 180-calendar day term as from the enactment of such law, which was later extended in 90 additional days.

          As of June 30, 2002 and December 31, 2001, the Bank carried the following principal and interest receivable from the non-financial private sector:

                                                             06-30-02                     12-31-01
                                                   -----------------------------       -------------
                                                   BBVA Banco       Consolidated       Consolidated
                                                    Frances           position          position (1)
                                                   ----------       ------------       -------------
          Commercial loans portfolio               4,217,331          4,304,047          3,122,665
          Consumer loans portfolio                 1,275,286          1,361,751          1,868,976
          Debt securities                            200,445            274,724             96,168
          (Allowances on loan portfolio)            (989,687)        (1,273,876)          (582,929)
          (Allowances on debt securities)            (17,458)           (35,039)            (2,912)
                                                   ---------          ---------          ---------
                TOTAL                              4,685,917          4,631,607          4,501,968
                                                   =========          =========          =========

          (1)  Stated in December 31, 2001 currency.

          The final credit assistance recoverability depends on the evolution of the Argentine economy and the effects of the above restructuring. To the approval date of these financial statements, the future effects that the continuous economic crisis may have on the recoverability of the financing book value could not be determined. These financial statements do not include any adjustments that may arise from the solution of these uncertainties. Nevertheless, the Bank is analyzing its loan portfolio in order to determine necessary additional allowances. These situation may have a significant effect on the year income (loss).


5. DIFFERENCES BETWEEN CENTRAL BANK OF THE ARGENTINE REPUBLIC STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES EFFECTIVE IN ARGENTINA

     a) BCRA standards allow valuation of certain assets such as "holdings in investment accounts" for the purposes of avoiding significant alterations of financial entity income (loss) upon temporary listing value oscillations of Government securities which are not earmarked for trading transactions. In this sense and as disclosed in notes 3.3.b) and 3.3.h), as of June 30, 2002 and 2001, the Bank and its subsidiaries classified part of its Government securities and certain assets in Government securities under repurchase agreements (bank borrows) as "holdings in investment accounts" in a total amount of 870,106 and 5,398,731, respectively. The amounts of 38,152 and 505,248 will be held until maturity of the related issues. As of June 30, 2002 and 2001, the listed price of such assets amounted to 760,822 and 5,005,403, respectively. The amounts of 38,152 and 501,821 will be held until maturity of the related issues.

          Under professional accounting standards effective in Argentina, the above listed Govermment Securities should have been valued at the respective listed price, net of the estimated selling expenses, and charging listed price differences to income for each period.

     b) As mentioned in note 3.3.c), during the fiscal year ended December 31, 2001, and as a result of Decree No. 1387/2001 provisions, the Bank and its subsidiaries swapped, on November 6, 2001, Federal State securities, bonds, T-bills and unsecured loans at face value 3,291,795 with contra to guarateed loans in the amount of 3,360,403. As of June 30, 2002, such loans were booked in the consolidated financial statements under the account "Loans" net of the related allowance in the amount of 5,246,093.

          Under Argentine professional accounting standards, as of June 30, 2002, the valuation of the loans mentioned above should have been carried out considering the related listed prices as of November 6, 2001, of the securities swapped which, as from such date are considered as part of the transaction cost plus the related interest accrued through fiscal year-end, which have been amounted to 3,936,270.

     c) As disclosed in note 1.2.a), as of June 30, 2002, the Bank allocated to stockholders' equity the amount of 418,706 from the "Unrealized valuation difference" account related to the portion of the compensation received under sections 28 and 29 of Decree No. 905/2002 of the Federal Executive. Such amount relates to the recognition of 40% of the net position in foreign currency as of December 31, 2001.

          Under the professional accounting standards effective in Argentina, as of June 30, 2002, such amount should have been charged to income for the period.

     d) As disclosed in notes 1.2.a) and 3.3.k), as of June 30, 2002, the Bank and its subsidiaries booked as "Other receivables from financial intermediation - Other receivables not covered by debtor classification regulations" the bonds to be received for compensating the negative equity effect derived from converting into pesos the receivables and payables stated in foreign currency in the amount of 2,384,141. As mentioned in note 1.2.a), the Bank requested the compensation en "Optative Bonds of the National Government (BODEN) in US dollars 2012" in the amount of US dollars 618.699.800, meanwhile the subsidiaries requested the compensation in "BODEN in Argentine pesos 2007" in the amount of 9,441. At the approval date of the Bank's financial statements the possible applications of the BODEN have not been ruled.

           Under professional accounting standards effective in Argentina, the assets mentioned in the paragraph above should be valued at its current value. At the approval date of the Bank's financial statements, the market values are limited to the listed prices of the BODEN 2012, which have been traded since September 25, 2002 in the Stock Market and in the over-the counter market, with prices between 40% and 48% of its US dollares face value, and the prices published by the Ministry of Economy since October 7, 2002 for the application of BODEN to settlement of certain financial loans, as established by Decree N(degree) 905/02. Notwithstanding, at the approval date of the Bank's financial statements, the traded volume of BODEN has not been significant. Therefore, the market values may not be representative of the effective value at which the mentioned bonds will be traded.

      Consequently, if the accounting standards effective in Argentina mentioned in the paragraphs a), b) and c) above had been applied, stockholders' equity as of June 30, 2002, and 2001, would have decreased by 1,419,107 and 389,901, respectively. Moreover, the loss for the six-month period ended June 30, 2002 would have decreased in 494,131, mean while the income for the six-month period ended June 30, 2001 would have decreased in 361,663.


6.   BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

     As of June 30, 2002 and 2001, the breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

                                                                                    2002               2001
                                                                                 ----------         ----------
     -   LOANS

         Loans to foreign financial institutions                                          -            123,811
         Corporate loans                                                            953,370          1,848,110
         Other                                                                      508,256            212,963
                                                                                 ----------         ----------
               Total                                                              1,461,626          2,184,884
                                                                                 ==========         ==========

     -   OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS

         Other receivables not covered by debtor classification regulations

         Compensation receivable from Federal Government                          2,374,700                  -
         Other                                                                      120,504            175,966
                                                                                 ----------         ----------
               Total                                                              2,495,204            175,966
                                                                                 ==========         ==========
     -   INVESTMENTS IN OTHER COMPANIES

         In controlled-supplementary activities                                     170,384            205,834
         In non-controlled-supplementary activities                                   5,513              8,389
         In other non-controlled companies                                           35,066             28,258
                                                                                 ----------         ----------
               Total                                                                210,963            242,481
                                                                                 ==========         ==========




                                    - 27 -


                                                                                    2002               2001
                                                                                 ----------         ----------
     -   OTHER RECEIVABLES

         Prepayments                                                                  3,405             12,661
         Balances from losses to be recovered                                         1,877              6,107
         Guarantee deposits                                                          17,136            167,053
         Miscellaneous receivables (1)                                              409,436             53,316
         Tax prepayments                                                             88,459              1,886
         Other                                                                        1,819                157
                                                                                 ----------         ----------
               Total                                                                522,132            241,180
                                                                                 ==========         ==========

         (1) Includes for the difference between the amount of the constitutional protection actions for deposits paid at floating exchange rate and the rescheduled deposits balance
                (swichted into pesos at the USD = 1 - ARS = 1,40 rate and adjusted by CER). Following a conservative accounting criterion, the Bank booked the allowances it considered necessary to cover the future recoverability of such assets.
                As of June 30, 2002, such balance, net of allowances, was 187,479.

     -   OTHER LIABILITIES

         Accrued salaries and payroll taxes                                          17,447             33,938
         Accrued taxes                                                               13,792            203,983
         Miscellaneous payables (1)                                               1,513,517             50,532
         Other                                                                        5,450              1,143
                                                                                 ----------         ----------
               Total                                                              1,550,206            289,596
                                                                                 ==========         ==========

         (1) Includes 1,466,800 as of June 30, 2002, for the capital irrevocable contribution to Banco Frances (Cayman) Ltd. (Note
              2.4).

     -   MEMORANDUM ACCOUNTS - DEBIT - CONTROL

         Items in safekeeping                                                    20,521,227         28,593,591
         Collections items                                                          801,996            437,061
         Checks drawn on the Bank pending clearing                                   71,206            136,534
         Other                                                                        3,810             11,479
                                                                                 ----------         ----------
               Total                                                             21,398,239         29,178,665
                                                                                 ==========         ==========

     -   FINANCIAL INCOME

         Gold and foreign currency exchange difference                            1,348,300             29,072
         Premiums on sales of foreign currency                                        2,369             23,610
         Other                                                                        2,223              2,028
                                                                                 ----------         ----------
               Total                                                              1,352,892             54,710
                                                                                 ==========         ==========
     -   FINANCIAL EXPENSE

         Contribution to the Deposit Guarantee Fund                                  17,328             12,741
         Taxes on financial income                                                   10,141             19,969
         Charges on loans impairment value                                          188,600                  -
         Other                                                                        7,074             24,353
                                                                                 ----------         ----------
               Total                                                                223,143             57,063
                                                                                 ==========         ==========




                                    - 28 -


                                                                                    2002               2001
                                                                                 ----------         ----------
     -   SERVICE CHARGE INCOME

         Rent of safe deposit boxes                                                   3,025              3,849
         Commissions for the activity of the depositary company of mutual
         funds                                                                          474              2,893
         Commissions for Capital Market transactions                                  1,529             27,047
         Commissions for salary - payment services                                    1,077              1,629
         Commissions for managing trust                                               1,467              3,863
         Commissions on loans                                                         6,719              3,221
         Commissions on sales of insurance                                            3,312              7,055
         Other                                                                       16,995             26,301
                                                                                 ----------         ----------
               Total                                                                 34,598             75,858
                                                                                 ==========         ==========
     -   SERVICE CHARGE EXPENSE

         Taxes on service charge income                                               5,477             12,853
         Other                                                                          207                259
                                                                                 ----------         ----------
               Total                                                                  5,684             13,112
                                                                                 ==========         ==========
     -   OPERATING EXPENSES

         Rent                                                                         9,781             13,191
         Depreciations of bank premises and equipment                                18,257             22,436
         Amortizations of organization and development expenses                      32,811             37,740
         Electric power and communications                                           12,406             17,240
         Maintenance, conservation and repair expenses                               11,467             17,146
         Security services                                                           10,085             13,002
         Other                                                                        7,440              6,367
                                                                                 ----------         ----------
               Total                                                                102,247            127,122
                                                                                 ==========         ==========
     -   OTHER INCOME

         Income from sale of bank premises and equipment and other assets             2,565              5,504
         Rent                                                                           481              1,042
         Adjustment and interest on other receivables                                 5,720                463
         Other                                                                        3,129              4,631
                                                                                 ----------         ----------
               Total                                                                 11,895             11,640
                                                                                 ==========         ==========
     -   OTHER EXPENSE

         Loss from operations of bank premises and equipment and other assets           464                548
         Amortization of goodwill                                                    50,676              9,553
         Depreciation of other assets                                                   895              1,040
         Uninsured losses                                                             2,020              6,474
         Other                                                                       13,926             18,197
                                                                                 ----------         ----------
               Total                                                                 67,981             35,812
                                                                                 ==========         ==========

7.   RESTRICTIONS ON ASSETS

     As of June 30, 2002, there are Bank assets which are restricted as follows:

     a) The "Loans to the non financial governmental sector" account includes 71,383 in guaranteed loans under Decree No. 1387/01, allocated to the guarantee required to act as custodian of investment securities related to pension funds.

     b) Out of the Bank's active loan portfolio, 19,944 is allocated to the guarantee securing payables to the BCRA and 1,734 is pledged to secure the payable to the International Finance Corporation.

     c) The "Loans to the non financial governmental sector" account includes 2,272,624 and 294,375 in guaranteed loans under Decree No. 1387/01, which were pledged as security for the payments in advance received by the BCRA and the assistance received from BBVA Madrid, respectively. (see note 1.2.f).


8.   CONTINGENTS

     8.1  EXPORT TAX REBATES

          In January 1993, ex-BCA found out that a group of companies presumably related among them had used fake documentation to collect export tax rebates, under current legislation through certain of its branches.

          Immediately upon becoming aware of such events, the ex-BCA reported this situation to the Federal Police Banking Division pressing criminal charges before the Federal Criminal Court N(degree) 2, Clerk's Office N(degree) 5 of the City of Buenos Aires.

          The BCRA has made certain observations to the procedure followed by the ex-BCA in paying tax rebates. The ex-BCA has based its reply to the BCRA on the fact that the aforesaid payments had been made complying strictly with current regulations for the aforesaid transactions.

          On October 14, 1994, the General Director for Legal Affairs of the Ministry of Economy and Public Works and Utilities (MEOSP) ordered the ex-BCA to reimburse the amount which may be applicable to tax rebate payments which, in his opinion, were considered inapplicable.

          On October 26, 1994, the ex-BCA filed a notice with the MEOSP by which it fully and emphatically rejected the aforesaid order for containing untrue, erroneous and legally unfounded representations since the ex-BCA acted in strict compliance with current regulations when carrying out each and every transaction related to the payment of export tax rebates.

          On December 17, 1996, the ex-BCA was notified of the lawsuit filed by the Federal State in the action styled MEOSP, Federal State vs. BCA in regard of "Request for Opinion", at the Federal Administrative Tribunal of Original Jurisdiction, Clerk's Office No. 1 of the City of Buenos Aires.

          The lawsuit has been filed for an undetermined amount in November 1995 even when it was first notified by the Federal State on the aforesaid date.

          In February, 1997, the ex-BCA put forth a defense to stop the progress of the lawsuit filed by the Federal Government suspending the term until the complaint is answered. In that filing the Bank's Legal Counsel alleged that the ex-BCA acted in compliance with the standards in force, and after a background analysis, it became abundantly clear that it was the responsibility of the governmental agencies that had not met the express control standards under their exclusive charge.

          The abovementioned exception was dismissed on December 1997 by the judge hearing the case, therefore, in February 1998, the Bank decided to file an appeal with the Court of Appeals.

          The Court of Appeals ruled in favor of the bank's appeal, that is to say, it upheld the bank's defense based on a legal defect and its request that the Banco de la Nacion Argentina, the Customs Service and the BCRA be summoned as parties to the suit. Both such requests were rejected by the court of original jurisdiction and have now deserved a favorable ruling from the appellate court.

          At present, the proceedings are awaiting that the Federal State will amend the vices of its action, hence once this has been complied with, notifications will be resumed. Irrespective of the above, it has been agreed to suspend the legal proceedings with a view to a possible out-of-court transactions formulated by sellers, since this out-of-court settlement was dropped by sellers, the abovementioned legal proceedings were resumed. Despite the suspension of terms, the parties agreed to a pre-trial stage for the production of evidence.

          In any event, the eventual contingency resulting from such situation will be assumed by the sellers of the ex-BCA under the terms of the shares sales contracts.


9.   TRANSACTIONS WITH SUBSIDIARIES AND AFFILIATES (ART. 33 OF LAW No. 19,550)

     The balances as of June 30, 2002 and 2001, for transactions performed with parents, subsidiaries and affiliates are as follows:

                                                               Balance Sheet                    Memorandum Accounts (1)
                                                ---------------------------------------------  ------------------------
                                                       Assets              Liabilities
                                                --------------------- ----------------------
                  Company                           2002      2001         2002      2001          2002          2001
----------------------------------------------  -----------------------------------------------------------------------
BBVA Madrid                                             -    49,100      604,200         -        20,748             -
Frances Valores Sociedad de Bolsa S.A.                  -       349          596     1,633             -           257
Banco Frances (Cayman) Limited                         72    96,016      377,636   359,957        29,500        39,676
Consolidar A.R.T. S.A.                                  -         -       36,051    30,454       159,215       176,824
Consolidar Administradora de Fondos de
Jubilaciones y Pensiones S.A.                           -         -       15,156    11,754        71,231        79,909
Consolidar Cia. de Seguros de Retiro S.A.              88         -       80,625     8,593       669,012       660,476
Consolidar Cia. de Seguros de Vida S.A.                98         -       38,534     9,147       293,908       241,792
Banco Bilbao Vizcaya Argentaria Uruguay S.A.            -        26            -         -             -         7,359
Credilogros Compania Financiera S.A.               45,434    88,540        1,949    11,322             -             -
Atuel Fideicomisos S.A.                                17         -        1,062       795             -             -
BBV Seguros S.A.                                        -         -            -    26,375             -        35,410
Consolidar Comercializadora S.A.                        -         -          183       357             -             -
Rombo Cia. Financiera S.A.                          1,207    21,325          180     1,670             -             -
Frances Administradora de Inversiones S.A.              -         -        4,955         -             -             -
Inversora Otar S.A.                                     -         -        2,303         -             -             -

     (1) Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations.


10.  BANK DEPOSITS GUARANTEE INSURANCE SYSTEM AND BANK LIQUIDITY FUND

     10.1. Bank deposits guarantee insurance system

          Law No. 24,485, published on April 18, 1995, and Decree No. 540/95 of the same date provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory, and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, as a subsidiary and supplementary protection to the one offered by the system of bank deposit privileges and protection created by the Financial Institutions Law.

          Such Law provided for the organization of the company "Seguros de Depositos Sociedad Anonima" (SEDESA) to manage the Deposit Guarantee Fund (FGD), whose shareholders, as amended by Decree N(degree) 1292/96, will be the BCRA with one share, as a minimum, and the trust made up of the financial institutions is such proportion as may be determined by the BCRA for each one, based on their contributions to the FGD.

          This guarantee system does not include deposits made by other financial institutions (including certificates of deposits acquired by secondary trading), deposits made by persons directly or indirectly related to the financial institution, the deposits procured through systems offering additional incentives to the interest rate (among which, the deposits obtained through the "Libreton" product are contemplated), certificates of deposits of securities, acceptances or guarantees and, lastly, those deposits made after July 1, 1995 and to September 17, 1998, at a rate exceeding by two percentage points per annum or more that paid by the Banco Nacion Argentina for similar terms and, after such date, at a rate exceeding by two percentage points per annum the rolling average for the last five banking days of the deposit rates found by the survey performed by the BCRA. Communique "A" 2399 issued on December 15, 1995, includes within the exemptions those certificates of deposit transferable whose ownership has been acquired by way of endorsement and deposits gathered through systems offering additional incentives to the agreed-upon interest rate.

          By Communique "A" 2337 of May 19, 1995, the BCRA notified the financial institutions about the approval of the regulations on the application of the guarantee system as from April 18, 1995.

          In August 1995, such company was organized. The Bank holds a 9,8512% equity interest therein.

          Decree N(degree) 1127/98 of the Federal Executive of September 24, 1998, modified the amount covered by the deposit guarantee system established by Decree N(degree) 540/95, increasing such amount to thirty thousand, irrespective of the term. In the case of transactions in the name of two or more persons, the guarantee will be prorated among the respective holders. The total guarantee amount by person may not exceed the abovementioned amount, regardless of the number of accounts and/or deposits.

          The deposits for amounts over thirty thousand are also included in the guarantee system up to such maximum limit. The BCRA may decide at any time and in general terms the amendment of such guarantee system cover amount based on the development of the consolidation process of the Argentine Financial System and other indicator that may be considered appropriate.

          On January 21, 2000, the BCRA established by Communique "A" 3064 that, as from the irrevocable contributions for January 2000, the contribution percentage will be reduced from 0.03% to 0.015% provided that for the remaining 0.015%, the financial institutions and SEDESA execute a loan agreement to fund the FGD. Such agreement will have a 36-month term and will expire on the 12th day of the applicable month and will accrue a rate equivalent to the income to be generated from the placements of resources of the abovementioned fund made in similar instruments to those elected for the investment of BCRA international currency reserves. Such loan to the FGD is not subject to Minimum Capital Requirements. On February 8, 2000, the Bank executed the abovementioned loan agreement. In accordance with BCRA regulations, such financing is recorded under the "Other Receivables from Financial Transactions" account.

          According to Communique "A" 3153 of the BCRA, from September 2000, contributions decreased from 0.03% to 0.015% and the obligation to take the loans mentioned in the prior paragraph was abrogated. However, effective loans agreed prior to that date will remain effective until their cancellation.

          Finally, on November 9, 2001, through Communique A 3358, the BCRA decided to reestablish the ordinary contribution to the deposit guarantee fund at 0.03% as from the date upon which the contributions for December 2001 are made.

          As of June 30, 2002, the Bank had granted loans to SEDESA in the amount of 7,667 that mature from January through August, 2003.

     10.2. FLB (Bank Liquidity Fund)

          On December 26, 2001, the Federal Executive issued Decree No. 32/2001 whereby it created the FLB to provide the financial system with adequate liquidity levels. The FLB will be effective during five years as from the date on which the decree is published and it will be managed by SEDESA, which will act as trustee thereof.

          In addition, the Decree provided that the FLB be set by financial institutions by subscribing Class A Certificates of Participation for up to 5% of the average daily private sector deposits balances in pesos and foreign currency in each institutions as of November 2001 and by the Federal Government by annually subscribing Class B Certificates of Participation. Class B Certificate of Participation redemption will depend on the total settlement of Class A Certificates of Participation.

          BCRA issued a Communique on December 28, 2001, whereby it increased such contribution to 6% of the average of the abovementioned balances.

          Subsequently, Communique "A" 3487 from the BCRA, dated February 22, 2002, set the contribution to the FLB at 1.9% effective as from March 1, 2002, on the average daily balances of private sector deposits in pesos and foreign currency for November 2001, and provided that the amounts contributed would be deductible from the minimum cash requirement.

          BCRA Communique "A" 3513 dated March 15, 2002, established the amount at 3.5% of the average fixed by Communique "A" 3487 above effective as from March 15, 2002. Finally, BCRA Communique "A" 3582 of April 26, 2002, established such contribution at 0%.

          In December 2001, the Bank made a contribution to the FLB in the amount of USD 54,436 thousands. In April 2002, the contribution to FLB was reimbursed to the Bank, after its translation into pesos at the ARS 1.40 = USD 1 exchange rate.


11.  TRUST ACTIVITIES

     11.1. Financial Trusts

          BF acts as trustee in the Fideicomiso Financiero RT Finance II Trust, program to securitize credit instruments by issuing securities representing the debt for a face value of up to US$ 500,000,000 (the 1st. series of US$ 100,000,000 was issued on September 30, 1999), in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets or the proceeds therefrom. As of June 30, 2002, all principal and interest installments had been paid, thereby terminating the commitments towards the security holders and de-listing all the securities involved, and a residual amount has been kept to meet any tax issues.

          BF acts as financial trustee of the Noblex Argentina S.A. Trust, as successor of the ex-BCA and is under no circumstances liable with its own assets for liabilities undertaken in the performance of the trust; such liabilities shall only be satisfied with and up to the amount of the trust assets and the proceeds therefrom. The trust was set up for the purpose of cancelling the receivables claimed by unsecured creditors in the insolvency proceedings of "Noblex Argentina S.A." which have been allowed and/or declared admissible through the delivery of real property owned by the company in lieu of payment and the full payment of its debts, and determine the way of selling and allowing for the sale of the real property, to distribute the proceeds (net of expenses) among all unsecured creditors pro-rata according to the unsecured claims allowed and/or declared admissible and/or for which proof of claim is filed after the trust was set up. The main obligations assumed by the Bank for acting as trustee are the following: attend the execution of the deeds transferring legal title to the real property and accept or receive possession thereof, execute the leases for the leased premises and deliver to Noblex such real property under the lease; manage, protect, preserve, keep in custody and insure the real property as long as legal title to the real property continues to vest in the trustee and hire, at the trust's expense, the services of real estate or other brokers and/or auctioneers to sell such property. As of June 30, 2002 and 2001, all the real estate has been sold and the proceeds from such sale have been distributed among the beneficiaries, the formal termination of the agreement being pending.

          On January 5, 2001, the BCRA's Board of Director issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.'s (a bank organized under Argentine legislation) senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of June 30, 2002, total estimated corpus assets amount to 48,194.

     11.2. Non Financial Trust

          BF acts as trustee in 70 nonfinancial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The nonfinancial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settlor) vis-a-vis the beneficiaries are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settlor, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settlor or to whom it may indicate. The trust assets represent about $ 6,582 million and are of different kinds, because even though the majority of them consist of cash or creditors' rights, BF is also trustee of real estate and shares.


12.  CORPORATE BONDS

     12.1. Corporate Bonds issued by BF

          The Regular Stockholders' Meeting of ex- Banco Frances del Rio de la Plata (ex-BFRP) held on September 30, 1994, authorized the creation of a five-year program for issuance and reissuance of corporate bonds, nonconvertible into shares, for an amount of up to US$ 500,000,000.

          On October 6, 1997, the Regular and Special Stockholders' Meeting ratified for the whole program effective period the delegation to the Board of Directors, approved by the Regular Stockholders' Meeting held on September 30, 1994, of the necessary powers to determine all the issuance conditions of the corporate bonds (including collection subordination) to be issued under the company's corporate bonds issuance program for an outstanding amount of up to US$ 500,000,000, authorized by CNV's Certificate No. 87 of December 16, 1994.

          On April 27, 1999, the Regular and Special Stockholders' Meeting decided to extend the term of the abovementioned program for five years, authorizing the Board of Directors to take the necessary steps for issuance thereof. In addition, it authorized the issuance of corporate bonds convertible into share of commons stock in the amount of up to US$ 200,000,000 either under the Bank's program or otherwise, grating the Board of Directors the necessary authority to carry out the issuance, establish the conversion value, determine the terms of the securities and modify the current program.

          On April 27, 2000, the Regular and Special Stockholders' Meeting approved to increase the outstanding amount under the abovementioned program for up to US$ 1,000,000,000 and delegated onto the Board of Directors the performance of proceedings to obtain approval before CNV and Buenos Aires Stock Exchange (BCBA) and such other stock exchanges as may be chosen to be listed. The increase was authorized by CNV's Certificate No. 268 of July 18, 2000.

          In addition, the abovementioned Stockholders' Meeting approved the creation of a program for the issuance of non-subordinated short-term corporate notes to be issued under several classes and series up to a total amount outstanding at any given time of US$ 300,000,000; the term of the program is five years, during which corporate notes nonconvertible into shares and unsecured or guaranteed by third parties may be issued for a term of up to one year in accordance with the conditions stipulated by the Board of Directors.

               The following chart reflects corporate bonds in force as of June 30, 2002:

                                                                                                           Book
                                                                                    Nominal   Payment     balance       Capital
  Global program     Date                             Face                 Price    annual       of       (in       expiration
      amount       of issue      Features             value    Currency   of Issue   rate    interest    thousands)     date
  --------------   --------      --------             -----    --------   --------  -------  --------    ----------   ----------
USD 1,000,000,000  03/31/1998   Subordinated      150,000,000    USD      100%      (1)      Semiannual   578,182     03/31/2005(3)

USD 1,000,000,000  10/31/2000   Non-subordinated  150,000,000    USD      100%      (2)      Semiannual   573,557     10/31/2002(4)

     (1)  Libor plus 330 basis points.

     (2)  Libor plus 145 basis points.

     (3)  Principal is fully repayable upon maturity.

     (4) At the issuance date of these financial statements this bonds have been refinanced through the issuance of a new bond. Such refinancing included the interest payment and a five percent of capital as of October 31, 2002, the payment of a 5,26 percent of capital of the new bond in 180 days, while the remaining capital will be paid in a year.

          According to the provisions of the Corporate Bond Law and to the rules of the BCRA, the proceeds from the issuance of corporate bonds are allocated to (i) granting mortgage loans to purchase and repair housing and personal loans in Argentina; (ii) granting corporate loans in Argentina earmarked for contributions to working capital; investment in physical assets located in Argentina or refinancing liabilities, or (iii) contributing to working capital, investing in physical assets located in Argentina or refinancing liabilities.

12.2.    Corporate bonds issued by CB

          As regards the agreement executed by CB with the Fondo Fiduciario de Asistencia a Entidades Financieras y de Seguros (FFAEFS) (see note
          14), as of June 30, 2002, there is a series of common, subordinate corporate bonds nonconvertible into shares for a face value of US$ 30,000,000 issued on December 18, 1998, at LIBOR plus 4% per annum in the first period and then, LIBOR plus 3% or 8.07% per annum in case the abovementioned interest rate were, for this period, less than 8.07% per annum, due on December 29, 2004. The principal is amortized in five annual, equal and consecutive installments, having the first matured on December 29, 2000, and the next maturing every December 29 through the final maturity date. The interest will be payable in arrears on an annual basis on same payment date of the principal's amortization.

          As of June 30, 2002, the accounting value of such payables amounted to 23,414, after conversion into Argentine pesos at the USD 1 = ARS 1 exchange rate.



13.      DERIVATIVES



          As of June 30, 2002, the Bank has entered into sale forward transactions in foreign currency as hedging against resources in Argentine pesos. These transactions have been cancelled during August, 2002.

          Such transactions have been booked under "Other receivables from financial transactions" in the amount of 5,000, and under "Other liabilities from financial transactions" in the amount of 7,000.

          Income (loss) from these transactions in the six-month period ended June 30, 2002, amount to 2,369 and are booked under "Financial Income
          - Premiums on foreign currency sales".

14. FUNDING OF THE FFAEFS



    14.1. On November 22, 1996, the ex-BCA requested the Board of the FFAEFS for a US$ 60,000,000 loan to finance the purchase of certain assets and liabilities to be excluded from ex - Banco Caseros S.A. Such request was granted and the respective agreement was signed on December 18, 1996.

          By means of such agreement, the Bank undertook to repay the loan seven years after disbursement by the FFAEFS on December 20, 1996, accruing compensatory interest at the rate fixed by the International Bank for Reconstruction and Development for the Argentine National State for the second tranche of the loan called "Bank Reform Loan 3926-AR" plus 1% p.a.

          Due to this agreement, the Bank may not distribute cash dividends in amounts exceeding 50% of liquid and realized income related to each balance sheet normally prepared.

          The Bank may issue subordinate corporate bonds with authorization of the public offering by the CNV and the authorization to trade on the BCBA under the conditions established in the aforesaid agreement and up to the amount actually loaned. In this sense, the BCRA authorized to compute the financial assistance from its granting as subordinated debt to calculate the minimum capital requirement under BCRA regulations.

          On July 22, 1997, the ex-BCA Regular Stockholders' Meeting approved issuing subordinated corporate bonds in the amount of US$ 60,000,000 and granted the Board of Directors the power to determine the issuance terms and conditions not expressly determined by such Stockholders' Meeting. To date, the mentioned corporate bonds were not issued.

    14.2. On December 22, 1997, CB executed with the FFAEFS a loan for consumption agreement in the amount of US$ 30,000,000 which will be reimbursed in five annual, equal and consecutive installments starting as from the disbursement date. The first one will be paid three years after such date. The loan will accrue LIBOR plus 4%.

          Due to this agreement, the BF may not distribute cash dividends in amounts exceeding 50% of liquid and realized income related to each balance sheet normally prepared.

          As per this agreement, CB issued subordinate corporate bonds with the authorization for public offering by the CNV and the authorization to trade on the BCBA in the terms and conditions established in the loan for consumption agreement and under Communique "A" 2264 of the BCRA for the amount equivalent to that effectively loaned under the loan for consumption agreement referred to above. By Resolution No. 12,384 of August 28, 1998, the CNV authorized the issuance of common, subordinate corporate bonds nonconvertible into shares for a nominal value of US$ 30,000,000. Such issuance took place on December 18, 1998 (see note 12.2).

          As of June 30, 2002, by Resolution No. 321 of the BCRA, the Bank recorded the above mentioned financing in the "Subordinated Corporate Bonds" account.



15.      CHANGES IN CAPITAL STOCK


         Changes in the Bank's capital stock are as follows:

                                                                                                        Total
                                                                                                    (in thousands)
                                                                                                 ---------------------
      Capital Stock as of June 30, 1986:                                                                        1

                            Date of
      ----------------------------------------------------
          Stockholders'         Registration with the
       Meeting deciding on       Public Registry of              Form of             Amount               Total
          the issuance                  Commerce                placement       (in thousands)       (in thousands)
      ---------------------- ----------------------------- ------------------  ----------------- ---------------------
           10-29-1987                 03-16-1988                  (1)                      1                    2
           09-09-1988                 01-18-1989                  (1)                     14                   16
           10-19-1989                 04-25-1990                  (1)                    608                  624
           09-20-1990                 05-31-1991                  (1)                 26,027               26,651
           08-23-1991                 07-13-1992                  (1)                 31,448               58,099
           09-02-1993                 11-09-1993                  (1)                 34,860               92,959
           09-02-1993                 02-18-1994                  (2)                 18,540              111,499
           09-28-1995                 02-01-1996                  (1)                 16,725              128,224
           10-10-1996                 12-13-1996                  (1)                 19,233              147,457
           10-06-1997                 03-05-1998                  (2)                 25,000              172,457
           10-06-1997                 03-05-1998                  (3)                 14,174              186,631
           04-27-1999                 08-20-1999                  (2)                 23,000              209,631      (4)

     (1) Dividends in shares and/or partial capitalization of the Adjustment to Capital.
     (2)  Through public subscription of shares.
     (3) Shares issued and given in exchange to ex-BCA minority stockholders under the merger with ex BFRP.
     (4) The amount of Capital Stock is fully paid in and authorized for public offering by CNV.



16.      COMPLIANCE WITH CNV REQUIREMENTS



          16.1. Compliance with the requirements to act as agent in the over-the-counter market

          As of June 30, 2002, the Bank's Stockholders' Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 of the CNV.

          16.2. Mutual Fund custodian

          As of June 30, 2002, in its capacity of custodian of "FBA Acciones Globales", "FBA Total", "FBA Renta", "FBA Renta Pesos", "FBA Renta Dolares", "FBA Bonos", "FBA Calificado", "FBA Ahorro Dolares", "FBA Ahorro Pesos", "FBA Renta Fija", "FBA Total 50", "FBA Renta Premium", "FBA Horizonte", "FBA Futuro" and "FBA Renta Corto Plazo", the Bank holds certificates of deposits, shares, corporate bonds, government securities, index and options in custody in the amount of 61,090, all of which making up the Fund's portfolio and booked in memorandum accounts "Debit-Control - Other".

          As of June 30, 2001, in its capacity of custodian of "FBA Acciones Globales", "FBA Total", "FBA Renta", "FBA Renta Pesos", "FBA Renta Dolares", "FBA Bonos", "FBA Calificado", "FBA Internacional", "FBA Ahorro Dolares", "FBA Ahorro Pesos", "FBA Renta Fija", "FBA Total 50", "FBA Penta Premium", "FBA Financiero", "FBA Europa", "FBA Tecnologico", "FBA Biotecnologico", "FBA Japon", "FBA Horizonte", "FBA Futuro", "FBA Renta Corto Plazo" and "FBA EE.UU", the Bank held certificates of deposits, shares, corporate bonds, options and Government securities in custody in the amount of 1,598,028, all of which making up the Funds' portfolio and booked in memorandum accounts "Debit-Control-Other".

17. CONTRIBUTION TO THE INSTITUTO DE SERVICIOS SOCIALES BANCARIOS (BANKING HEALTH SERVICES INSTITUTE)



     The contribution provided in Section 17, point (f) of Law No. 19,322 - originally 2% on interest and commissions charged by banks - was reduced to 1% as from July 1, 1996 through July 1, 1997; as from the latter date, the abovementioned contribution was repealed (Decrees No. 263, dated March 20, 1996 and No. 915, dated August 7, 1996).

     The Argentine Bank Employees' Association (ABA) filed a constitutional protection action seeking that the abovementioned decrees be declared unconstitutional. The Federal Administrative-Contentious Court of Appeals ruled in favor of the constitutional protection action, reversing the original decision, and declared both decrees illegal. Subsequently, on November 4, 1997, the Supreme Court of Justice of the Nation declared an extraordinary appeal brought before the Federal Administrative-Contentious Court of Appeals by the Federal Executive Branch (PEN) against the abovementioned ruling to be inadmissible on formal grounds (that is to say, the Supreme Court did not rule on the substance of the matter).

     On December 19, 1997, the Administrator of the Argentine Bank Employees' Health Plan (OSBA) sent to the ex-BFRP and the ex-BCA a letter, in light of the abovementioned developments, stating that the contribution provided in Section 17, point (f) of Law No. 19,322 is in full effect and requesting that steps be taken to have the abovementioned contributions deposited to the order of the abovementioned Health Care Organization.

     In another turn of events, by Decree No. 336/98 dated March 26, 1998, the PEN confirmed the total elimination of the Banking Health Services Institute (ISSB) and set up a new entity (OSBA) which is not a continuation of the ISSB.

     Upon an action against the Federal State for protection of a right guaranteed by the Constitution started by the enrollees of the ABA and OSBA to annul Decree No.336/98, on April 3, 1998, the Judiciary decided to issue an official letter to the Ministry of Economy and Public Works and Utilities, as a restraining order and without rendering an opinion on the substance of the matter, notifying that the abovementioned Ministry of Economy will have to abstain from enforcing Decree No. 336/98, specifically as far as the elimination of the contributions established by Section No.17, point (f) of Law No. 19,322 in favor of the ISSB and any other measure modifying the situation prior to the issuance of the Decree objected to are concerned.

     In the opinion of the Bank's Management, OSBA's request is illegitimate and ungrounded since, to the date of issuance of these financial statements, the court of last resource with jurisdiction on the merits of the case has not ruled on the illegality of the Decrees. Therefore, in the opinion of the Bank's Management, the contribution named has been abrogated and the Bank has complied with all obligations arising out of the abovementioned Decrees. No provision was recorded to cover the contributions that may be claimed.

     Notwithstanding with standing the above, on October 25, 2000, the BCRA notified the bank, that OSBA requested and obtained an attachment over the account held by the bank with the BCRA in the amount of 5,696 plus 1,709 for estimated interest, court costs and attorneys fees, while on October 31, 2000, the Bank receive service of process of the execution proceedings file by OSBA. On March 6, 2001, the trial court ruled against the execution sought against the Bank and ordered that the attachment be lifted. The plaintiff appealed the trial court's judgment. In the opinion of the Bank's Management, the plaintiff has no right of action and the claim is illegitimate and inappropriate.

18.  RESTRICTION ON EARNINGS DISTRIBUTIONS



     18.1. As stated in Note 14, the Bank may not distribute as dividends in cash an amount exceeding 50% of liquid and realized income related to each one of the financial statements regularly prepared.


     18.2. Under BCRA Communication "A" 3574, the distribution of profits is suspended for the period established by such institution.




19.  PUBLICATION OF THE FINANCIAL STATEMENTS



     As provided by Communique "A" 760, the previous intervention of the BCRA is not required for the publication of these financial statements.




20.  ACCOUNTING PRINCIPLES - EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH



     This financial statements are presented on the basis of the standards of the BCRA and, except for the effect of the matter mentioned in Note 5, in accordance with generally accepted accounting principles in Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with generally accepted accounting principles in Argentina may not conform with the generally accepted accounting principles in other countries.

     The effects of the differences, if any, between generally accepted accounting principles in Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina (taking into account the effect of the matter mentioned in Note 5).

                                                                      EXHIBIT A

                  DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

                          AS OF JUNE 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 20)

                        - Stated in thousands of pesos -

                                                                              Holding
                                                                    ----------------------------
                                                                                Book       Book
                                                                              balance    balance    Position
                                                                    Market     as of      as of      without                Final
                Description                 Serie Identification    value       2002       2001      options    Options    position
------------------------------------------- ----- --------------    -------   --------  ---------   ---------   -------    --------

GOVERNMENT SECURITIES

Holdings in investment accounts

Local

In pesos
  Treasury bills                             90  ARLE901=BA          42,000     52,069          -      42,000      -         42,000
                                                                              --------  ---------   ---------   ----       --------
Subtotal in pesos                                                               52,069          -      42,000      -         42,000
                                                                              --------  ---------   ---------   ----       --------
In foreign currency
Argentine Republic External Bills                ARVEY4D3= BA       643.076    736,809          -     680,670      -        680,670

Subtotal in foreign currency                                                   736,809  2,906,483     680,670      -        680,670
                                                                              --------  ---------   ---------   ----       --------
Subtotal in Holdings in investment accounts                                    788,878  2,906,483     722,670      -        722,670
                                                                              ========  =========    ========   ====       ========

Holdings for trading or financial
transactions

Local

In pesos
  Treasury Bills                             90  ARLE901=BA           2,820      2,820                (15,504)     -        (15,504)
  Treasury Bonds                            2002                     13,316     13,316                 13,316      -         13,316
  Other                                                               1,683      1,683                  1,686                 1,686
                                                                              --------  ---------   ---------   ----       --------
Subtotal in pesos                                                               17,819        856        (502)     -           (502)
                                                                              --------  ---------   ---------   ----       --------

In foreign currency

  Discounts Bonds                                                       351        351                    351      -            351
  Other                                                               1,653      1,653                  1,653      -          1,653
                                                                             ---------  ---------   ---------   ----      ---------
Subtotal in foreign currency                                                     2,004    231,224       2,004      -          2,004
                                                                             ---------  ---------   ---------   ----      ---------
Foreign
   Other                                                                197        197                    197      -            197
                                                                             ---------  ---------   ---------   ----      ---------
   Subtotal in foreign                                                             197     10,491         197      -            197
                                                                             ---------  ---------   ---------   ----      ---------
Subtotal in Holdings for trading or
financial transactions                                                          20,020    242,571       1,699      -          1,699
                                                                             =========  =========    ========   ====       ========

                                                                      EXHIBIT A
                                                                       (Contd.)

                  DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

                          AS OF JUNE 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 20)

                        - Stated in thousands of pesos -

                                                                              Holding
                                                                    ----------------------------
                                                                                Book       Book
                                                                              balance    balance    Position
                                                                    Market     as of      as of      without                Final
                Description                 Serie Identification    value       2002       2001      options    Options    position
------------------------------------------- ----- --------------    -------   --------  ---------   ---------   -------    --------


Unlisted government securities

Local

In pesos
  Argentine T-bills with which provincial
     and federal governments settle
     payables to vendors and employees and
     which circulate in lieu of currency                                         2,300    -             2,300      -          2,300
  Argentine Federal Government 9%
     Bonds                                  2002  ARBGA23=BA                   374,627    -           374,627      -        374,627
  Tax credit certificates due in
     2003/2004                                                                  84,006    -            84,006      -         84,006
  Tucuman Provincial Treasury Bonds               ARTUCU13=BA                   58,791    -            58,791      -         58,791
  Argentine T-bills with which the
     Province of Buenos Aires
     settles payables to vendors and
     employees and which circulate
     in lieu of currency                                                         2,110    -             2,110      -          2,110
  Other                                                                             44    -                44      -             44
                                                                             ---------  ---------   ---------   ----      ---------
Subtotal en pesos                                                              521,878    -           521,878      -        521,878
                                                                             ---------  ---------   ---------   ----      ---------

In foreign currency
                                                                             ---------  ---------   ---------   ----      ---------
Subtotal in foreign currency                                                         -    519,349           -      -              -
                                                                             ---------  ---------   ---------   ----      ---------
Subtotal Unlisted government
securities                                                                     521,878    519,349     521,878      -        521,878
                                                                             =========  =========   =========   ====      =========

TOTAL GOVERNMENT SECURITIES                                                  1,330,776  3,668,403   1,246,247      -      1,246,247
                                                                             =========  =========   =========   ====      =========

                                                                      EXHIBIT A
                                                                       (Contd.)

                  DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

                          AS OF JUNE 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 20)

                        - Stated in thousands of pesos -

                                                                              Holding
                                                                    ----------------------------
                                                                                Book       Book
                                                                              balance    balance    Position
                                                                    Market     as of      as of      without                Final
                Description                 Serie Identification    value       2002       2001      options    Options    position
------------------------------------------- ----- --------------    -------   --------  ---------   ---------   -------    --------

INVESTMENTS IN LISTED PRIVATE
SECURITIES

Other debt instruments

Local

In foreign currency
  Metrogas 2003 Corporate Bonds                                          38         38                     38      -             38
                                                                             ---------  ---------   ---------   ----      ---------
Subtotal in foreign currency                                                        38        202          38      -             38
                                                                             ---------  ---------   ---------   ----      ---------
Subtotal Other debt instruments                                                     38        202          38      -             38
                                                                             =========  =========   =========   ====      =========
Other Equity instruments

Local

  Sniafa S.A.                                      SNI.BA                23         23                     23      -             23
  Indupa S.A.                                      INU.BA               580        580                    290      -            290
  Perez Companc                                                          20         20                     20      -             20
                                                                             ---------  ---------   ---------   ----      ---------
Subtotal in pesos                                                                  623      2,977         333      -            333
                                                                             ---------  ---------   ---------   ----      ---------
In foreign currency
                                                                             ---------  ---------   ---------   ----      ---------
Subtotal in foreign currency                                                         -        797           -      -              -
                                                                             ---------  ---------   ---------   ----      ---------
Foreign
  ADR Repsol                                                          1,520      1,520                      1      -              1
  Other                                                                              -                  2,561      -          2,561
                                                                             ---------  ---------   ---------   ----      ---------
Subtotal in foreign                                                              1,520      1,914       2,562      -          2,562
                                                                             ---------  ---------   ---------   ----      ---------
Subtotal Equity instruments                                                      2,143      5,688       2,895      -          2,895
                                                                             =========  =========   =========   ====      =========
TOTAL INVESTMENTS IN LISTED PRIVATE
SECURITIES                                                                       2,181      5,890       2,933      -          2,933
                                                                             =========  =========   =========   ====      =========
TOTAL GOVERNMENT AND PRIVATE
SECURITIES                                                                   1,332,957  3,674,293   1,249,180      -      1,249,180
                                                                             =========  =========   =========   ====      =========

                                                                      EXHIBIT B


                CLASSIFICATION OF FINANCING FACILITIES BY STATUS
              AND GUARANTIES RECEIVED AS OF JUNE 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 20)

                         -Stated in thousands of pesos-


                                                                                        2002                2001
                                                                                     ----------          ----------

 COMMERCIAL PORTFOLIO

 In normal situation

      With senior or first - degree security and counter guaranty "A"                 5,584,994           2,306,221
      With senior of first - degree security and counter guaranty "B"                    25,732             202,204
      Without senior security or counter guaranty                                     2,231,976           5,688,443

 In potential risk

      With senior or first - degree security and counter guaranty "A"                     4,724                353
      With senior of first - degree security and counter guaranty "B"                    14,754              18,473
      Without senior security or counter guaranty                                     1,496,615              57,371

 Nonperforming

      With senior or first - degree security and counter guaranty "A"                         -                   -
      With senior of first - degree security and counter guaranty "B"                    36,095              13,717
      Without senior security or counter guaranty                                       148,616               4,866

 With high risk of uncollectibility

      With senior or first - degree security and counter guaranty "A"                       107                   -
      With senior of first - degree security and counter guaranty "B"                    11,026              33,137
      Without senior security or counter guaranty                                        71,978             118,397

 Uncollectible

      With senior or first - degree security and counter guaranty "A"                         -                 177
      With senior of first - degree security and counter guaranty "B"                    10,808              18,090
      Without senior security or counter guaranty                                        32,893              20,724
                                                                                     ----------          ----------
 Total                                                                                9,670,318           8,482,173
                                                                                     ==========          ==========

                                                                      EXHIBIT B
                                                                       (Contd.)


                CLASSIFICATION OF FINANCING FACILITIES BY STATUS
              AND GUARANTIES RECEIVED AS OF JUNE 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 20)

                         -Stated in thousands of pesos-


                                                                                        2002                2001
                                                                                     ----------          ----------
 CONSUMER AND HOUSING PORTFOLIO

 Normal compliance

      With senior or first - degree security and counter guaranty "A"                     1,691              33,012
      With senior of first - degree security and counter guaranty "B"                   506,027           1,334,270
      Without senior security or counter guaranty                                       531,334           1,878,012

 Inadequate compliance

      With senior or first - degree security and counter guaranty "A"                         -                   -
      With senior of first - degree security and counter guaranty "B"                    19,541              24,746
      Without senior security or counter guaranty                                        25,194              41,452

 Deficient compliance

      With senior or first - degree security and counter guaranty "A"                         -                   -
      With senior of first - degree security and counter guaranty "B"                    11,887               9,392
      Without senior security or counter guaranty                                        39,377              33,862

 Unlikely to be collected

      With senior or first - degree security and counter guaranty "A"                       164                  55
      With senior of first - degree security and counter guaranty "B"                    23,134              11,919
      Without senior security or counter guaranty                                        67,275              55,292

 Uncollectible

      With senior or first - degree security and counter guaranty "A"                        31                  43
      With senior of first - degree security and counter guaranty "B"                    18,036              36,496
      Without senior security or counter guaranty                                        31,229              62,997

 Uncollectible, classified as such under regulatory requirements

      With senior or first - degree security and counter guaranty "A"                         -                   -
      With senior of first - degree security and counter guaranty "B"                         7                  98
      Without senior security or counter guaranty                                           402                 762
                                                                                     ----------          ----------
 Total                                                                                1,275,329           3,522,408
                                                                                     ----------          ----------
 General Total (1)                                                                   10,945,647          12,004,581
                                                                                     ==========          ==========

(1) Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets out on financing lease (before allowances); Other receivables:
      Receivables from sale of goods; Contingent credit - balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

                                                                      EXHIBIT C


                       FINANCING FACILITIES CONCENTRATION
                          AS OF JUNE 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 20)

                        - Stated in thousands of pesos -

                                                                               FINANCING
                                                  -----------------------------------------------------------------
                                                                2002                               2001
                                                  ---------------------------------- ------------------------------
              Number of customers                   Outstanding       % of total       Outstanding       % of total
                                                      balance         portfolio          balance         portfolio
------------------------------------------------- ---------------- ----------------- ------------------------------


10 largest customers                                   5,742,874         52.47%           2,155,933          17.96%

50 next largest customers                              2,653,806         24.25%           2,593,734          21.61%

100 following customers                                  821,046          7.50%           1,505,611          12.54%

Remaining customers                                    1,727,921         15.78%           5,749,303          47.89%
                                                      ------------      --------         ----------         -------
Total (1)                                             10,945,647        100.00%          12,004,581         100.00%
                                                      ==========        =======          ==========         =======


(1)  See (1) in Exhibit B.

                                                                      EXHIBIT D

                BREAKDOWN BY FINANCING TERMS AS OF JUNE 30, 2002

(Translation of financial statements originally issued in Spanish - See Note 20)

                        - Stated in thousands of pesos -




                                                               Term remaining to maturity
                                         ---------------------------------------------------------------------
                              Past-due                                                               More than
        Description           portfolio   1 month     3 months   6 months    12 months   24 months   24 months       Total
---------------------------   ---------  ---------   ---------   --------    ---------   --------    ---------    ----------

Non financial governmental
sector                            -         65,617      26,540     28,424      54,765     223,913    4,803,416     5,202,675

Financial sector                  -         45,892          82         82         283         851        2,758        49,948

Non financial private
sector and residents abroad    387,533   3,382,901     289,246    128,048     368,905     421,042      715,349     5,693,024
                               -------   ---------     -------    -------     -------     -------    ---------    ----------
    TOTAL                      387,533   3,494,410     315,868    156,554     423,953     645,806    5,521,523    10,945,647 (1)
                               =======    ========     =======    =======     =======     =======     ========    ==========

(1)      See (1) in Exhibit B.

                                                                      EXHIBIT E

     DETAIL OF INVESTMENTS IN OTHER COMPANIES AS OF JUNE 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 20)

                        - Stated in thousands of pesos -

                           Concept                                                    Shares                                Amount
-----------------------------------------------------------  ---------------------------------------------------- ----------------
                                                                               Unit face       Votes
Identification                   Description                      Class          value       per share    Number     2002     2001
-----------------------------------------------------------  -----------------------------   ---------   -------- --------- ------

              FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND
              AUTHORIZED

              Controlled

              Local
33642192049   o   Frances Valores Sociedad de Bolsa S.A.       Common          $    500        1          3,199     4,539    1,509
30663323926   o   Consolidar Administradora de Fondos
                  de Jubilaciones y Pensiones S.A.             Common          $      1        1      1,899,600    97,437  158,200
33678564139   o   Consolidar Cia. de Seguros de Vida S.A.      Common          $     10        1        197,875    29,408   21,931
30678574097   o   Consolidar Cia. de Seguros de Retiro S.A.    Common          $     10        1        200,000    38,257   23,953
30704936016   o   Credilogros Compania Financiera S.A.         Common          $      1        1     39,700,000    49,265   93,629
              o   Other                                                                                               743      241

              Foreign
17000963      o   Banco Frances (Cayman) Ltd.                  Common        US$      1        -     82,283,621   935,529  387,163
17000952      o   BBVA Uruguay S.A.                                                                                     -  112,206
                                                                                                                ---------  -------
                                                             Subtotal controlled                                1,155,178  798,832
                                                                                                                ---------  -------
              Noncontrolled
              Local
33707124909   o   Rombo Cia. Financiera S.A.                   Common          $      1        1      8,000,000    10,654   14,470
30604796357   o   Banelco S.A.                                 Common          $      1        1         12,014     3,628    4,057
              o   Other                                                                                             1,885    4,332

              Foreign
              o   Bladex S.A.                                  Com. B        US$   6,67        -         17,646       741      383
                                                                Pref.        US$     10        -          2,498       216      112
                                                                                                                ---------  -------
                                                             Subtotal noncontrolled                                17,124   23,354
                                                                                                                ---------  -------
                                                             Total in financial institutions, supplementary
                                                             and authorized                                     1,172,302  822,186
                                                                                                                =========  =======
              IN OTHER COMPANIES
              Noncontrolled
              Local

30685228501   o   Consolidar ART S.A.                          Common          $    1          1        375,000    10,132   11,090
              o   Other                                                                                             4,434    4,513

              Foreign
17000524      o   A.I.G. Latin American Fund                                                                       20,442   11,045
              o   Other                                                                                                58    1,610
                                                                                                                ---------  -------
                                                             Subtotal noncontrolled                                35,066   28,258
                                                                                                                ---------  -------
                                                             Total in other companies                              35,066   28,258
                                                                                                                =========  =======
                                                             TOTAL INVESTMENTS IN OTHER COMPANIES               1,207,368  850,444
                                                                                                                =========  =======

                                                                      EXHIBIT E
                                                                       (Contd.)

     DETAIL OF INVESTMENTS IN OTHER COMPANIES AS OF JUNE 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 20)

                        - Stated in thousands of pesos -

                                                                                Information about the issuer
                                                        ----------------------------------------------------------------------------
                                                                                   Data from last published financial statements
                                                                              ------------------------------------------------------
                     Description                           Main business      Fiscal                                    Net income
                                                                              year/       Capital    Stockholders'    for the fiscal
                                                                              period-end   stock         equity        year/ period
----------------------------------------------------   ---------------------- ---------- ---------  --------------------------------

FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

Controlled
Local                                                                                                Thousands of $
o   Frances Valores Sociedad de Bolsa S.A.             Stock broker            06/30/02      1,600          4,541             2,353
o   Consolidar Administradora de Fondos de
    Jubilaciones y Pensiones S.A.                      Pensions fund manager   06/30/02      3,525        189,945           (28,694)
o   Consolidar Cia. de Seguros de Vida S.A.            Insurance company       06/30/20      3,000         32,709            (4,584)
o   Consolidar Cia. de Seguros de Retiro S.A.          Insurance company       06/30/02      3,000         40,840            (6,759)
o   Credilogros Compania Financiera S.A.               Financial institution   06/30/20     57,100         68,124           (61,529)
o   Other

Foreign                                                                                             Thousands of US$
o   Banco Frances (Cayman) Ltd.                        Banking                 06/30/02     82,284        935,529          (987,730)
o   BBVA Uruguay S.A.                                  Banking                 03/31/02     94,315        270,020             1,963



Noncontrolled
Local                                                                                                Thousands of $
o   Rombo Cia. Financiera S.A.                         Financial Institution   06/30/02     20,000          3,653           (19,781)
o   Banelco S.A.                                       Information services    06/30/02      9,755         28,005             7,818
o   Other

Foreign                                                                                             Thousands of US$
o   Bladex S.A.                                        Banking                 12/31/00    132,851        699,205            97,055




IN OTHER COMPANIES
Noncontrolled
Local                                                                                                Thousand of $
o   Consolidar ART S.A.                                Workers compensation    06/30/02      3,000         81,192            (7,568)
o   Other

Foreign                                                                                             Thousand of US$

o   A.I.G. Latin American Fund                         Investing               12/31/00     37,048         27,615            (9,433)
o   Other

                                                                      EXHIBIT F


                    MOVEMENT OF BANK PREMISES AND EQUIPMENT

                   AND OTHER ASSETS FOR THE SIX MONTH PERIODS

                          ENDED JUNE 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 20)

                        - Stated in thousands of pesos -


                                           Restated net book      Additions         Transfers          Decreases
                                          value at beginning     in constant       in constant        in constant
               Description                  of fiscal year         currency          currency          currency
---------------------------------------------------------------------------------------------------------------------

BANK PREMISES AND EQUIPMENT

Real Estate                                       343,928              4,272               343              2,555
Furniture and Facilities                           37,448              1,577                -                  -
Machinery and Equipment                            58,871              7,399                -                  -
Automobiles                                           506                125                -                  -
                                                  -------             ------             -----              -----
     Total                                        440,753             13,373               343              2,555
                                                  =======             ======             =====              =====

OTHER ASSETS

Works of Art                                          877                  1                -                  -
Rent assets                                         6,525                 -                 -                 880
Assets acquired to secure loans                    17,262              2,488            (8,538)             2,082
Stationery and office supplies                      1,939              2,270                -               3,104
Other assets                                      111,780                 19             8,195              6,947
                                                  -------             ------            ------             ------
     Total                                        138,383              4,778              (343)            13,013
                                                  =======             ======            ======             ======

                                                                      EXHIBIT F
                                                                       (Contd.)


                    MOVEMENT OF BANK PREMISES AND EQUIPMENT

                   AND OTHER ASSETS FOR THE SIX MONTH PERIODS

                          ENDED JUNE 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 20)

                        - Stated in thousands of pesos -


                                              Depreciation for the period
                                                  in constant currency
                                          -------------------------------------
               Description                    Years of            Amount         Net book value at       Net book value at
                                             useful life                                2002                   2001
------------------------------------------------------------------------------------------------------------------------------

BANK PREMISES AND EQUIPMENT

Real Estate                                        50              4,321                341,667                344,745
Furniture and Facilities                           10              2,951                 36,074                 37,589
Machinery and Equipment                             5             10,914                 55,356                 66,636
Automobiles                                         5                 71                    560                    625
                                                                  ------                -------                -------
     Total                                                        18,257                433,657                449,595
                                                                  ======                =======                =======

OTHER ASSETS

Works of Art                                        -              -                        878                    877
Rent assets                                        50                 45                  5,600                  6,589
Assets acquired to secure loans                    50                 93                  9,037                  7,457
Stationery and office supplies                      -              -                      1,105                  1,800
Other assets                                       50                757                112,290                104,626
                                                                  ------                -------                -------
     Total                                                           895                128,910                121,349
                                                                  ======                =======                =======

                                                                      EXHIBIT G


            MOVEMENT OF INTANGIBLE ASSETS FOR THE SIX MONTH PERIODS

                          ENDED JUNE 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 20)

                        - Stated in thousands of pesos -





                                     Restated net book
                                          value at           Additions          Decreases
                                        beginning of        in constant        in constant
             Description                fiscal year          currency            currency
 ------------------------------------------------------- ------------------ -------------------
 -    Goodwill                               99,824            -                  -

 -    Organization and development
      expenses (1)                          124,470             47,502            -
                                            -------             ------         ------
      Total                                 224,294             47,502            -
                                            =======             ======         ======



                                         Amortization for the period
                                           in constant currency
                                     --------------------------------------
             Description                  Years of            Amount        Net book value at  Net book value at
                                        useful life                                2002               2001
 ----------------------------------  ------------------- ------------------ -----------------  -------------------

 -    Goodwill                               10             50,676               49,148            109,380

 -    Organization and development
      expenses (1)                           5              32,811              139,161            145,175
                                                            ------              -------            -------
      Total                                                 83,487              188,309            254,555
                                                            ======              =======            =======

(1) This mainly includes costs from information technology projects contracted from independent parties and leasehold improvements.

                                                                      EXHIBIT H



                           CONCENTRATION OF DEPOSITS

                          AS OF JUNE 30, 2002 AND 2001


(Translation of financial statements originally issued in Spanish - See Note 20)

                        - Stated in thousands of pesos -


                                                                2002                               2001
                                                  ---------------------------------- ----------------------------------
              Number of customers                   Outstanding       % of total       Outstanding       % of total
                                                      balance         portfolio          balance         portfolio
------------------------------------------------- ---------------- ----------------- ----------------------------------

10 largest customers                                     484,574        7.73%             1,486,406        10.25%

50 next largest customers                                438,590        6.99%             1,302,733         8.99%

100 following customers                                  221,535        3.53%               529,430         3.65%

Remaining customers                                    5,125,622        81.75%           11,178,758        77.11%
                                                       ---------       ------            ------------     --------
     TOTAL                                             6,270,321       100.00%           14,497,327       100.00%
                                                        ========       ======            ==========       ========

                                                                      EXHIBIT I

                    BREAKDOWN OF MATURITY TERMS OF DEPOSITS,
               OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND
                          SUBORDINATED CORPORATE BONDS
                              AS OF JUNE 30, 2002

(Translation of financial statements originally issued in Spanish - See Note 20)

                        - Stated in thousands of pesos -




                                                          Term remaining to maturity
                                   -------------------------------------------------------------------------
                                                                                                  More than
           Description              1 month      3 months    6 months    12 months   24 months    24 months         Total
--------------------------------   ----------   ----------   --------   -----------  ----------   ----------   -------------

Deposits                            2,743,016       52,563     28,328       242,293   1,752,799    1,451,322       6,270,321
                                    ---------   ----------   --------   -----------   ---------  -----------   -------------

Other liabilities from financial
transactions

Central Bank of the Argentine
Republic (1)                        1,519,289        2,987      6,196         5,968         710          40         1,535,190

Banks and International
Organizations                       1,315,343       69,852      2,050           428         571        -            1,388,244

Non-subordinated corporate bonds        -              -      573,557           -           -          -              573,557

Financing received from Argentine
financial institutions                 32,164          -         -              -        74,970        -              107,134

Other                                 310,828          -         -              -             -        -              310,828
                                    ---------   ----------   --------   -----------   ---------  -----------  ---------------
TOTAL                               3,177,624       72,839    581,803         6,396      76,251           40        3,914,953
                                    ---------   ----------   --------   -----------   ---------  -----------  ---------------

Subordinated corporate bonds        -                8,182      8,420       -             7,497      577,497          601,596
                                    ---------   ----------   --------   -----------   ---------  -----------  ---------------
TOTAL                               5,920,640      133,584    618,551       248,689   1,836,547    2,028,859       10,786,870
                                    =========   ==========   ========   ===========   =========  ===========  ===============

(1) Under Communique "A" 3748 of the BCRA dated September 27, 2002, the maturity date of financing granted by BCRA to assist lack of liquidity of the financial institutions, in force as of that date, was rescheduled to January 2, 2003. This extension has not been considered in the present breakdown of maturity terms.

                                                                      EXHIBIT J


                MOVEMENT OF ALLOWANCES FOR THE SIX MONTH PERIODS

                          ENDED JUNE 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 20)

                        - Stated in thousands of pesos -



                                                                          Decrease                                Net book value
                                                                 --------------------------                       --------------
                                Restated net    Increase
                               book value at      in              Reversals   Applications    Monetary gain
                                 beginning     constant          in constant  in constant       generated on
        Description            of fiscal year  currency(6)         currency    currency         allowances        2002   2 2001
        -----------            --------------  -----------         --------    --------         ----------        ----   - ----

ALLOWANCES QUALIFYING ASSETS

Loans
-    Doubtful accounts
     and impairment value     897,261          886,574(1)(5)          -          98,140        (696,008)         989,687    356,467

Other receivables from
financial transactions
-    Doubtful accounts
     and impairment value       8,184           21,756(1)             -             -            (8,423)          21,517      6,379

Assets out on Financing
Lease
-  Doubtful accounts
   and impairment value           654               56(1)             -             -              (330)             380        532

Investments in other
companies
-  Impairment value            10,558           21,875(3)             -             -           (11,991)          20,442          -

Other receivables
-  Doubtful accounts            2,753          235,303(2)             -           1,027         (46,039)         190,990      5,178
                              -------        ---------          -------        --------       ---------        ---------    -------
        Total                 919,410        1,165,564                -          99,167        (762,791)       1,223,016    368,556
                              =======        =========          =======        ========       =========        =========    =======

LIABILITIES-ALLOWANCES

-  Contingents
   commitments                  1,130           45,067(1)             -             -            (4,585)          41,612        661

-  Other contingencies        101,246           37,249(4)             -          43,708         (44,151)          50,636     48,519
                              -------        ---------          -------        --------       ---------        ---------    -------
              Total           102,376           82,316                -          43,708         (48,736)          92,248     49,180
                              =======        =========          =======        ========       =========        =========    =======

(1) Recorded in compliance with the provisions of Communique "A" 2729, as supplemented, of the BCRA, taking into account note 3.3.f).

(2) Recorded to cover possible uncollectibility risks arising out of payments under protection actions booked in other receivables (see note 6).

(3) Recorded, mainly, to recognize the estimated impairment in AIG Latin American Fund's equity as of June 30, 2002.

(4) Recorded to cover possible contingencies that were not considered in other accounts (civil, labor, commercial and other lawsuits). See note 3.3.q).

(5) Includes 188,600 of charge on loans impairment, booked in "Financial expense - Other".

(6) Includes exchange differences generated as allowances in foreign currency, booked in the "Gold and foreign currency exchange difference" account, as follows:

-        Loans                                                  281,817
-        Other receivables from financial transactions            4,725
-        Assets out on financing lease                              245
-        Investments in other companies                          21,875
-        Other receivables                                        4,500

                                                                      EXHIBIT K

                     CAPITAL STRUCTURE AS OF JUNE 30, 2002

(Translation of financial statements originally issued in Spanish - See Note 20)

                        - Stated in thousands of pesos -




                 SHARES                                  CAPITAL STOCK
------------------------------------------ -------------------------------------
                                                        Issued                   Pending
                              Votes per    ----------------------------------   issuance of
   Class         Number         share        Outstanding      In portfolio     distribution       Paid in
------------ --------------- ------------- ----------------- ---------------- --------------- ---------------

  Common      209,631,892         1            209,576              -               55           209,631
                                                                                   (1)             (2)


(1)  Shares issued and available to stockholders' but not as yet withdrawn.

(2)  Capital registered with the Public Registry of Commerce (see note 15).

                                                                      EXHIBIT L


             FOREIGN CURRENCY ACCOUNTS AS OF JUNE 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 20)

                         -Stated in thousands of pesos-


       Accounts                                                         2002                                              2001
----------------------- ---------------------------------------------------------------------------------------------- ------------
                                                             Total of period (per type of currency)
                                    ---------------------------------------------------------------------------------
                         Total of                       Deutsche     Pounds       French    Swiss                       Total of
                          period     Euro   US Dollars    Marks     Sterling      Franc     Franc    Yen     Other       period
                        ----------- ------- ----------  --------   ---------    --------   -------  ----    -------    ----------
ASSETS

  Cash and due from
  banks                      29,277    818      28,034      -           38          -         -      27      360       2,764,191
  Government and
  private securities        740,568            740,568      -           -           -         -       -       -        3,670,460
  Loans                   1,317,044    235   1,316,809      -           -           -         -       -       -        6,805,540
  Other receivables
  from financial
  transactions            2,679,354      -   2,679,354      -           -           -         -       -       -        1,485,648
  Assets out on
  financing lease            -           -       -          -           -           -         -       -       -           39,240
  Investments in other
  companies                 956,986      -     956,986      -           -           -         -       -       -          512,519
  Other receivables          22,098      -      22,098      -           -           -         -       -       -          163,938
  Suspense items                588      -         588      -           -           -         -       -       -            2,322
                         ----------  -----  ----------   -------       ---        -----    ------  -----   -----      ----------
          TOTAL           5,745,915  1,053   5,744,437      -           38          -         -      27      360      15,443,858
                         ==========  =====   =========   =======       ===        =====    ======  =====   =====      ==========

LIABILITIES

  Deposits                  227,385      -     227,385      -           -           -         -       -       -       11,254,734
  Other liabilities
  from financial
  transactions            2,216,181  1,011   2,215,101      -            4          -         -       -       65       3,295,871
  Other liabilities       1,484,467     15   1,484,443      -            8          -         -       1       -           14,386
  Subordinated
  corporate bonds           578,182      -     578,182      -           -           -         -       -       -          349,733
  Suspense items                189      -         189      -           -           -         -       -       -              844
                         ----------  -----  ----------   -------       ---        -----    ------  -----   -----      ----------
          TOTAL           4,506,404  1,026   4,505,300      -           12          -         -       1       65      14,915,568
                         ==========  =====   =========   =======       ===        =====    ======  =====   =====      ==========
MEMORANDUM ACCOUNTS

  Debit accounts
  (except contra debit
  accounts)
    Contingent            6,161,278      -   6,161,278      -           -           -           -     -       -        4,093,341
    Control              17,185,908  9,090  17,165,335      -           48          -           -  9,695   1,740      17,455,927
    For derivatives          -           -       -          -           -           -           -     -       -           21,311
    For trust
    activities                    1      -           1      -           -           -           -     -       -          238,471
                         ----------  -----  ----------   -------       ---        -----    ------  -----   -----      ----------
          TOTAL          23,347,187  9,090  23,326,614      -           48          -           -  9,695   1,740      21,809,050
                         ==========  =====   =========   =======       ===        =====    ======  =====   =====      ==========
  Credit accounts
  (except contra
  credit accounts)
    Contingent            1,791,637      -    1,791,637     -           -           -           -     -       -        1,427,897
    Control                     304      -          304     -           -           -           -     -       -           11,061
    For derivatives          -           -       -          -           -           -           -     -       -           21,311
                         ----------  -----  ----------   -------       ---        -----    ------  -----   -----      ----------
          TOTAL           1,791,941      -   1,791,941      -           -           -           -     -       -        1,460,269
                         ==========  =====   =========   =======       ===        =====    ======  =====   =====      ==========

                                                                      EXHIBIT N

               ASSISTANCE TO AFFILIATES AS JUNE 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 20)

                        - Stated in thousands of pesos -


                                                                                     Status
                                                    --------------------------------------------------------------------------
                                                                                                         With high risk of
                                                                                  Nonperforming/         uncollectibility/
                                                                                     Deficient            Unlikely to be
                                                                In Potential        Compliance               collected
                                                                   Risk/      ------------------------------------------------
                      Concept                         Normal     Inadequate     Not yet                 Not yet
                                                                 Compliance     matured     Past-due    matured    Past-due
 -----------------------------------------------------------------------------------------------------------------------------

 1.       Loans                                        56,196        -             -           -           -           -

 -        Overdraft                                     1,822        -             -           -           -           -

       With senior or first - degree security and
       counter guaranty "A"                             -            -             -           -           -           -
       With senior or first - degree security and
       counter guaranty "B"                             -            -             -           -           -           -
       Without senior security or counter guaranty      1,822        -             -           -           -           -

 -        Discounted Instruments                           95        -             -           -           -           -

       With senior or first - degree security and
       counter guaranty "A"                             -            -             -           -           -           -
       With senior or first - degree security and
       counter guaranty "B"                             -            -             -           -           -           -
       Without senior security or counter guaranty         95        -             -           -           -           -

 -     Real Estate Mortgage and Security
       Agreements                                         287        -             -           -           -           -

       With senior or first - degree security and
       counter guaranty "A"                             -            -             -           -           -           -
       With senior or first - degree security and
       counter guaranty "B"                               287        -             -           -           -           -
       Without senior security or counter guaranty      -            -             -           -           -           -

 -        Consumer                                         27        -             -           -           -           -

       With senior or first - degree security and
       counter guaranty "A"                             -            -             -           -           -           -
       With senior or first - degree security and
       counter guaranty "B"                             -            -             -           -           -           -
       Without senior security or counter guaranty         27        -             -           -           -           -

 -        Credit Cards                                     38        -             -           -           -           -

       With senior or first - degree security and
       counter guaranty "A"                             -            -             -           -           -           -
       With senior or first - degree security and
       counter guaranty "B"                             -            -             -           -           -           -
       Without senior security or counter guaranty         38        -             -           -           -           -

 -        Other                                        53,927        -             -           -           -           -

       With senior or first - degree security and
       counter guaranty "A"                             -            -             -           -           -           -
       With senior or first - degree security and
       counter guaranty "B"                             -            -             -           -           -           -
       Without senior security or counter guaranty     53,927        -             -           -           -           -

 2.       Other receivables from financial
    transactions                                       18,744        -             -           -           -           -

 3.       Assets out on financing lease and other       -            -             -           -           -           -

 4.       Contingent commitments                       42,289        -             -           -           -           -

 5.       Investments in other companies and
    private securities                              1,069,835        -             -           -           -           -
                                                    ---------    ---------     ---------   ---------   ---------   ---------
 Total                                              1,187,064        -             -           -           -           -
                                                    ---------    ---------     ---------   ---------   ---------   ---------
 Total Allowances                                         283        -             -           -           -           -
                                                    ---------    ---------     ---------   ---------   ---------   ---------

                                                                      EXHIBIT N
                                                                      (Contd.)

               ASSISTANCE TO AFFILIATES AS JUNE 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 20)

                        - Stated in thousands of pesos -

                                                                     Status
                                                    ------------------------------------------
                                                                           Uncollectible,
                                                                         classified as such                 Total
                                                                          under regulatory     ---------------------------------
                      Concept                          Uncollectible        requirements            2002             2001
 --------------------------------------------------------------------------------------------  -----------   -------------------

 1.       Loans                                              -                    -                 56,196         112,426

 -        Overdraft                                          -                    -                  1,822           1,507

       With senior or first - degree security and
       counter guaranty "A"                                  -                    -                  -                -
       With senior or first - degree security and
       counter guaranty "B"                                  -                    -                  -                -
       Without senior security or counter guaranty           -                    -                  1,822           1,507

 -        Discounted instruments                             -                    -                     95             391

       With senior or first - degree security and
       counter guaranty "A"                                  -                    -                  -                -
       With senior or first - degree security and
       counter guaranty "B"                                  -                    -                  -                -
       Without senior security or counter guaranty           -                    -                     95             391

 -        Real   Estate   Mortgage   and   Security
       Agreements                                            -                    -                    287             795

       With senior or first - degree security and
       counter guaranty "A"                                  -                    -                  -                -
       With senior or first - degree security and
       counter guaranty "B"                                  -                    -                    287             795
       Without senior security or counter guaranty           -                    -                  -                -

 -        Consumer                                           -                    -                     27              94

       With senior or first - degree security and
       counter guaranty "A"                                  -                    -                  -                -
       With senior or first - degree security and
       counter guaranty "B"                                  -                    -                  -                -
       Without senior security or counter guaranty           -                    -                     27              94

 -        Credit cards                                       -                    -                     38             126

       With senior or first - degree security and
       counter guaranty "A"                                  -                    -                  -                -
       With senior or first - degree security and
       counter guaranty "B"                                  -                    -                  -                -
       Without senior security or counter guaranty           -                    -                     38             126

 -        Other                                              -                    -                 53,927         109,513

       With senior or first - degree security and
       counter guaranty "A"                                  -                    -                  -                -
       With senior or first - degree security and
       counter guaranty "B"                                  -                    -                  -                -
       Without senior security or counter guaranty           -                    -                 53,927         109,513

 2.       Other receivables from financial
    transactions                                             -                    -                 18,744          15,893

 3.       Assets out on financing lease and other            -                    -                  -              27,441

 4.       Contingent commitments                             -                    -                 42,289          36,704

 5.       Investments in other companies and
    private securities                                       -                    -              1,069,835         741,165
                                                         ---------            ---------       -------------    -----------
 Total                                                       -                    -              1,187,064         933,629
                                                         ---------            ---------       -------------    -----------
 Total Allowances                                            -                    -                    283           1,284
                                                         ---------            ---------       -------------    -----------


            CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001

                          (Art. 33 of Law No. 19,550)

                  (Translation of financial statements originally issued in
               Spanish - See Note 20 to the financial statements
                          of BBVA Banco Frances S.A.)
                         -Stated in thousands of pesos-

ASSETS                                                                                       2002          2001
                                                                                           ---------     ----------
CASH AND DUE FROM BANKS
   Cash                                                                                      160,614        459,888
   Due from banks and correspondents                                                         118,232      2,658,887
                                                                                           ---------     ----------
                                                                                             278,846      3,118,775
                                                                                           ---------     ----------
GOVERNMENT AND PRIVATE SECURITIES (Note 5)
   Holdings in investment accounts                                                           827,020      4,695,699
   Holdings for trading or financial transactions                                            185,135        562,917
   Unlisted Government Securities                                                            526,360        547,132
   Investments in listed private securities                                                   52,260        225,506
   Less:  Allowances                                                                          35,753         -
                                                                                           ---------     ----------
                                                                                           1,555,022      6,031,254
                                                                                           ---------     ----------
LOANS
   To the non financial governmental sector (Exhibit 1)                                    6,983,852      2,030,925
   To the financial sector (Exhibit 1)                                                        15,079        485,595
   To the non financial private sector and residents abroad (Exhibit 1)                    3,359,075      8,464,459
                                                                                           ---------     ----------
     Overdraft                                                                               232,216        709,232
     Discounted instruments                                                                  450,296      2,268,357
     Real estate mortgage                                                                    592,265      1,563,475
     Security agreements                                                                      23,149         59,831
     Consumer                                                                                274,037        887,717
     Credit cards                                                                            153,053        501,552
     Other                                                                                 1,490,251      2,372,928
     Interest, adjustments and listed-price differences accrued and pending collection       149,853        126,135
     Less: Unused collections                                                                  1,328              4
     Less: Interest documented together with main obligation                                   4,717         24,764

   Less: Allowances                                                                        1,273,876        410,085
                                                                                           ---------     ----------
                                                                                           9,084,130     10,570,894
                                                                                           ---------     ----------
OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
   Central Bank of the Argentine Republic                                                    321,550        146,588
   Amounts receivable for spot and forward sales pending settlement                           81,657      1,245,138
   Instruments to be received for spot and forward purchases pending settlement              111,667        996,208
   Premiums on options purchased                                                              -               2,995
   Unlisted corporate bonds (Exhibit 1)                                                      251,270        229,267
   Other receivables not covered by debtor classification regulations                      2,504,645        176,924
   Other receivables covered by debtor classification regulations (Exhibit 1)                 23,078         27,166
   Interest and adjustments accrued and pending collection not covered by debtor
   classification regulations                                                                     84             27
   Interest and adjustments accrued and pending collection covered by debtor
   classification regulations (Exhibit 1)                                                      6,349             24
   Less: unused collections                                                                       73         -

   Less: Allowances                                                                           21,696          6,599
                                                                                           ---------     ----------
                                                                                           3,278,531      2,817,738
                                                                                           ---------     ----------
ASSETS OUT ON FINANCING LEASE
   Assets out on financing lease (Exhibit 1)                                                  21,054         46,660

   Less:  Allowances                                                                             402            548
                                                                                           ---------     ----------
                                                                                              20,652         46,112
                                                                                           ---------     ----------
INVESTMENTS IN OTHER COMPANIES
   In financial institutions                                                                  11,611         17,252
   Other                                                                                      45,191         38,313
   Less: Allowances                                                                           20,442         -
                                                                                           ---------     ----------
                                                                                              36,360         55,565
                                                                                           ---------     ----------
OTHER RECEIVABLES
   Receivables from sale of goods (Exhibit 1)                                                    150            720
   Other                                                                                     590,500        336,793
   Other accrued interest and adjustments receivable                                               1              2

   Less: Allowances                                                                          191,102          5,206
                                                                                           ---------     ----------
                                                                                             399,549        332,309
                                                                                           ---------     ----------
BANK PREMISES AND EQUIPMENT                                                                  467,724        487,282
                                                                                           ---------     ----------
OTHER ASSETS                                                                                 128,910        122,093
                                                                                           ---------     ----------
INTANGIBLE ASSETS
   Goodwill                                                                                   49,148        109,380
   Organization and development expenses                                                     238,779        256,407
                                                                                           ---------     ----------
                                                                                             287,927        365,787
                                                                                           ---------     ----------
SUSPENSE ITEMS                                                                                 2,946          3,932
                                                                                           ---------     ----------
OTHER SUBSIDIARIES'ASSETS (Note 5)                                                            6,024         18,520
                                                                                           ---------     ----------
     TOTAL ASSETS                                                                         15,546,621     23,970,261
                                                                                           =========     ==========

                                                                       (Contd.)

            CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001

                          (Art. 33 of Law No. 19,550)

           (Translation of financial statements originally issued in
               Spanish - See Note 20 to the financial statements
                          of BBVA Banco Frances S.A.)

                         -Stated in thousands of pesos-

 LIABILITIES                                                                           2002             2001
                                                                                     ----------      ----------

DEPOSITS
     From the non financial government sector                                            54,585           5,967
     From the financial sector                                                          139,269          18,059
     From the non financial private sector and residents abroad                       6,818,071      15,954,937
                                                                                     ----------      ----------

       Checking accounts                                                              1,123,856       1,104,661
       Savings deposits                                                                 638,032       3,408,254
       Certificates of deposit                                                        4,220,290      11,215,315
       Other                                                                             91,918         144,032
       Interest, adjustments and listed-price differences accrued payable               743,975          82,675
                                                                                     ----------      ----------
                                                                                      7,011,925      15,978,963
                                                                                     ----------      ----------
OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
     Central Bank of the Argentine Republic                                           1,535,190          25,260
                                                                                     ----------      ----------
         Other                                                                        1,535,190          25,260

     Banks and International Organizations                                            2,287,326         694,124
     Non-subordinated corporate bonds                                                   570,000         588,297
     Amounts payable for spot and forward purchases pending settlement                   94,670         869,084
     Instruments to be delivered for spot and forward sales pending settlement           75,682       1,216,204
     Premiums on options sold                                                           -                 2,995
     Financing received from Argentine financial institutions                            73,167         247,580
     Other                                                                              172,335         173,264
     Interest, adjustments and listed-price differences accrued payable                  34,476          18,734
                                                                                     ----------      ----------
                                                                                      4,842,846       3,835,542
                                                                                     ----------      ----------
OTHER LIABILITIES
     Dividends pending payment                                                               27              14
     Fees payable                                                                           131           1,877
     Other                                                                              148,096         442,106
     Adjustments and interest accrued pending payment                                   -                    37
                                                                                     ----------      ----------
                                                                                        148,254         444,034
                                                                                     ----------      ----------
ALLOWANCES                                                                              103,738          58,005
                                                                                     ----------      ----------
SUBORDINATED CORPORATE BONDS                                                            601,596         349,733
                                                                                     ----------      ----------
SUSPENSE ITEMS                                                                            2,044           1,406
                                                                                     ----------      ----------
OTHER SUBSIDIARIES' LIABILITIES (Note 5)                                                727,970         981,626
                                                                                     ----------      ----------
   TOTAL LIABILITIES                                                                 13,438,373      21,649,309
                                                                                     ----------      ----------
MINORITY INTEREST IN SUBSIDIARIES (Note 3)                                              148,941         268,728
                                                                                     ----------      ----------
STOCKHOLDERS' EQUITY                                                                  1,959,307       2,052,224
                                                                                     ----------      ----------
   TOTAL LIABILITIES, STOCKHOLDERS' EQUITY AND MINORITY INTEREST                     15,546,621      23,970,261
                                                                                     ==========      ==========

                              MEMORANDUM ACCOUNTS



                                                                                         2002             2001
                                                                                     ----------      ----------
DEBIT ACCOUNTS

Contingent
-        Guaranties received                                                            6,555,443         6,304,092
-        Contra contingent debit accounts                                               4,276,349         2,171,318
                                                                                       ----------        ----------
                                                                                       10,831,792         8,475,410
                                                                                       ----------        ----------
Control
-        Receivables classified as irrecoverable                                          525,793         1,026,528
-        Other                                                                         22,272,010        30,998,080
-        Contra control debit accounts                                                     76,982           139,465
                                                                                       ----------        ----------
                                                                                       22,874,785        32,164,073
                                                                                       ----------        ----------
For derivatives
-        Notional value of call options purchased                                         -                  21,311
-        Contra debit accounts for derivatives                                            -                  21,311
                                                                                       ----------        ----------
                                                                                          -                  42,622
                                                                                       ----------        ----------
For trustee activities
-        Funds received in trust                                                           64,610           303,954
                                                                                       ----------        ----------
                                                                                           64,610           303,954
                                                                                       ----------        ----------
               TOTAL                                                                   33,771,187        40,986,059
                                                                                       ==========        ==========
CREDIT ACCOUNTS

Contingent
-        Credit lines granted (unused portion) covered by debtor classification
     regulations (Exhibit 1)                                                              152,687           538,228
-        Guaranties provided to the BCRA                                                2,019,957            24,247
-        Other guaranties given covered by debtor classification regulations
     (Exhibit 1)                                                                        1,624,442         1,299,112
-        Other guaranties given not covered by debtor classification regulations            1,734             6,468
-        Other covered by debtor classification regulations (Exhibit 1)                   477,529           303,263
-        Contra contingent credit accounts                                              6,555,443         6,304,092
                                                                                       ----------        ----------
                                                                                       10,831,792         8,475,410
                                                                                       ----------        ----------
Control
-        Items to be credited                                                              76,830           139,386
-        Other                                                                                152                79
-        Contra control credit accounts                                                22,797,803        32,024,608
                                                                                       ----------        ----------
                                                                                       22,874,785        32,164,073
                                                                                       ----------        ----------
For derivatives
-        Notional value of call options sold                                              -                  21,311
-        Contra credit accounts for derivatives                                           -                  21,311
                                                                                       ----------        ----------
                                                                                          -                  42,622
                                                                                       ----------        ----------
For trustee activities
-        Contra credit accounts for trustee activities                                     64,610           303,954
                                                                                       ----------        ----------
                                                                                           64,610           303,954
                                                                                       ----------        ----------
               TOTAL                                                                   33,771,187        40,986,059
                                                                                       ==========        ==========

The accompanying notes 1 through to 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the individual Financial Statements of BBVA Banco Frances S.A. and are to be read in conjunction therewith.

                       CONSOLIDATED STATEMENTS OF INCOME
             FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

                          (Art. 33 of Law No. 19,550)

                  (Translation of financial statements originally issued in
                              Spanish - See Note 20 to the financial statements of BBVA Banco Frances S.A.)

                                         - Stated in thousands of pesos -

                                                                                  2002                2001
                                                                                ---------           ---------
FINANCIAL INCOME

Interest on cash and due from banks                                                 3,139              27,441
Interest on loans to the financial sector                                           9,311              25,064
Interest on overdraft                                                             101,330              69,985
Interest on discounted instruments                                                 39,188             107,293
Interest on real estate mortgage                                                   54,744              92,923
Interest on security agreement loans                                                2,512               4,330
Interest on credit card loans                                                      33,189              49,859
Interest on other loans                                                           199,027             532,724
Interest from other receivables from financial transactions                        12,568              37,950
Income from guaranteed loans - Decree 1387/01                                   1,441,455                  -
Net income from government and private securities                                   -                 333,341
Indexation by CER                                                                 624,293                  -
Other                                                                           1,224,655              69,015
                                                                                ---------           ---------
                                                                                3,745,411           1,349,925
                                                                                ---------           ---------
FINANCIAL EXPENSE

Interest on checking accounts                                                     129,247               2,512
Interest on savings deposits                                                        2,141              21,725
Interest on certificates of deposit                                               180,705             405,987
Interest on financing to the financial sector                                       4,546                 889
Interest from other liabilities from financial transactions                        81,201              64,349
Other interest                                                                    162,509              19,941
Net loss on government and private securities                                      92,008                  27
Indexation by CER                                                                 959,153             -
Other                                                                           1,263,288              63,560
                                                                                ---------           ---------
                                                                                2,874,798             578,990
                                                                                ---------           ---------
    GROSS INTERMEDIATION MARGIN                                                   870,613             770,935
                                                                                ---------           ---------
PROVISION FOR LOAN LOSSES                                                         446,587             145,004
                                                                                ---------           ---------
SERVICE CHARGE INCOME

Related to lending transactions                                                    56,622              74,860
Related to borrowing transactions                                                  85,713             116,330
Other commissions                                                                 119,558             269,129
Other                                                                              36,636              80,139
                                                                                ---------           ---------
                                                                                  298,529             540,458
                                                                                ---------           ---------
SERVICE CHARGE EXPENSE

Commissions                                                                        16,796              31,822
Other                                                                              14,965              24,171
                                                                                ---------           ---------
                                                                                   31,761              55,993
                                                                                ---------           ---------
MONETARY LOSS ON FINANCIAL INTERMEDIATION                                        (708,046)            -
                                                                                ---------           ---------

                                                                       (Contd.)


                       CONSOLIDATED STATEMENTS OF INCOME
             FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

                          (Art. 33 of Law No. 19,550)

           (Translation of financial statements originally issued in
               Spanish - See Note 20 to the financial statements
                          of BBVA Banco Frances S.A.)

                        - Stated in thousands of pesos -



                                                                                  2002               2001
                                                                                ----------          ---------

OPERATING EXPENSES
    Payroll expenses                                                               211,160            341,854
    Fees to Bank Directors and Statutory Auditors                                      276              2,177
    Other professional fees                                                          8,660             12,668
    Advertising and publicity                                                        8,266             22,024
    Taxes                                                                           15,013             29,341
    Other operating expenses                                                       124,412            155,967
    Other                                                                           30,528             48,754
                                                                                ----------          ---------
                                                                                   398,315            612,785
                                                                                ----------          ---------
    MONETARY LOSS ON OPERATING EXPENSES                                            (21,376)           -
                                                                                ----------          ---------
    NET (LOSS) INCOME FROM FINANCIAL TRANSACTIONS                                 (436,943)           497,611
                                                                                ----------          ---------
NET GAIN/(LOSS) ON MINORITY INTEREST IN SUBSIDIARIES                                38,517            (22,632)
                                                                                ----------          ---------
OTHER INCOME
    Income from long-term investments                                              156,777              3,433
    Punitive interests                                                               3,372              4,305
    Loans recovered and reversals of allowances                                     17,351             40,506
    Other                                                                           93,136             95,890
                                                                                ----------          ---------
                                                                                   270,636            144,134
                                                                                ----------          ---------
OTHER EXPENSE
    Losses from long-term investments                                              -                    2,668
    Punitive interests and charges paid to Central Bank of the Argentine
    Republic                                                                         1,067                  8
    Charge for uncollectibility of other receivables and other allowances          313,214             29,153
    Other                                                                          376,758            249,215
                                                                                ----------          ---------
                                                                                   691,039            281,044
                                                                                ----------          ---------
    MONETARY GAIN ON OTHER OPERATIONS                                              508,260            -
                                                                                ----------          ---------
    NET (LOSS) INCOME BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME        (310,569)           338,069
                                                                                ----------          ---------
INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME                                       16,880            114,882
                                                                                ----------          ---------
    NET (LOSS) INCOME FOR THE PERIOD                                              (327,449)           223,187
                                                                                ==========          =========

     The accompanying notes 1 through 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the individual Financial Statements of BBVA Banco Frances S.A. and are to be read in conjunction therewith.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
                          (ART. 33 OF LAW No. 19,550)

           (Translation of financial statements originally issued in
               Spanish - See Note 20 to the financial statements
                          of BBVA Banco Frances S.A.)

                         -Stated in thousands of pesos-

                                                                                           2002             2001
                                                                                     --------------   --------------
CHANGES IN CASH FLOWS

     Cash and due from banks at beginning of fiscal year restated                         1,695,781        1,045,031
     Increase/(decrease) in funds                                                        (1,416,935)       2,073,744
                                                                                     --------------   --------------
     Cash and due from banks at end of the period                                           278,846        3,118,775
                                                                                     --------------   --------------
REASONS FOR CHANGES IN CASH FLOWS

     Financial income collected                                                             902,687        1,033,469
     Service charge income collected                                                        320,854          535,835

Less:
     Financial expense paid                                                               1,093,809          563,121
     Services charge expense paid                                                            31,761           56,237
     Operating expenses paid                                                                335,110          539,610
                                                                                     --------------   --------------
FUNDS PROVIDED/(USED IN) BY RECURRING OPERATIONS                                           (237,139)         410,336
                                                                                     --------------   --------------
OTHER SOURCES OF FUNDS

     Net increase in other liabilities from financial transactions                        3,433,604          -
     Net increase in deposits                                                               525,261          269,712
     Net increase in other liabilities                                                    1,153,846          -
     Net decrease in loans                                                                  -              2,189,247
     Net decrease in other receivables from financial transactions                          -              2,541,846
     Other sources of funds                                                                 132,618          138,617
                                                                                     --------------   --------------
    TOTAL OF SOURCES OF FUNDS                                                             5,245,329        5,139,422
                                                                                     --------------   --------------
USE OF FUNDS

     Net increase in government and private securities                                    1,276,885        2,794,062
     Net increase in loans                                                                1,011,809          -
     Net increase in other receivables from financial transactions                        2,870,234          -
     Net increase in other assets                                                           354,463          141,940
     Net decrease in other liabilities from financial transactions                          -                104,135
     Net decrease in other liabilities                                                      -                 53,779
     Cash dividends                                                                         -                144,019
     Other uses of funds                                                                    325,784          238,079
                                                                                     --------------   --------------
    TOTAL FUNDS USED                                                                      5,839,175        3,476,014
                                                                                     --------------   --------------
MONETARY LOSS GENERATED ON CASH AND DUE FROM BANKS                                          585,950          -
                                                                                     --------------   --------------
INCREASE/(DECREASE) IN FUNDS                                                             (1,416,935)       2,073,744
                                                                                     ==============   ==============

     The accompanying notes 1 through to 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the individual Financial Statements of BBVA Banco Frances S.A. and are to be read in conjunction therewith.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 WITH SUBSIDIARIES AS OF JUNE 30, 2002 AND 2001
                          (ART. 33 OF LAW No. 19,550)

            (Translation of financial statements originally issued in
               Spanish - See Note 20 to the financial statements
                          of BBVA Banco Frances S.A.)

                         -Stated in thousands of pesos-


1.    SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

      General rule

      In accordance with the procedures set forth in BCRA's regulations and Technical Resolution N(degree) 4 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Frances S.A. (BF) has consolidated - line by line - its balance sheets as of June 30, 2002 and 2001, and the statements of income and cash flows for the six-month periods then ended, as per the following detail:

     -    As of June 30, 2002:

          a) With the financial statements of Banco Frances (Cayman) Ltd. and its subsidiary, Credilogros Cia. Financiera S.A. and its subsidiary, Frances Valores Sociedad de Bolsa S.A. and Atuel Fideicomisos S.A., for the six-month period ended June 30, 2002.

          b) With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cia. de Seguros de Vida S.A. and its subsidiary and Consolidar Cia. de Seguros de Retiro S.A. and its subsidiary, for the fiscal year ended June 30, 2002.

     The income of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cia. de Seguros de Vida S.A. and its subsidiary and Consolidar Cia. de Seguros de Retiro S.A. and its subsidiary, have been adjusted to make the six-month period of the companies being consolidated consistent.

     -    As of June 30, 2001:

          a) With the financial statements of Banco Frances (Cayman) Ltd. and its subsidiary, BBVA Uruguay S.A. and its subsidiary, Credilogros Cia. Financiera S.A., Frances Valores Sociedad de Bolsa S.A. and Atuel Fideicomisos S.A., for the six-month periods ended June 30, 2001.

          b) With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cia. de Seguros de Vida S.A. and its subsidiary and Consolidar Cia. de Seguros de Retiro S.A. and its subsidiary, for the fiscal year ended June 30, 2001.

     The income of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cia. de Seguros de Vida S.A. and its subsidiary and Consolidar Cia. de Seguros de Retiro S.A. and its subsidiary, have been adjusted to make the six-month period of the companies being consolidated consistent.

          Interests in subsidiaries as of June 30, 2002 and 2001 are listed below:



                                               Shares                       Interest percentage in
                                   -------------------------------------------------------------------------------------
                                     Type           Number            Total Capital        Possible Votes
                                   --------------------------------------------------------------------------------------
                                                       June, 30                              June, 30,
                                              -----------------------  --------------------------------------------------
             Companies                           2002         2001         2002          2001        2002        2001
 -------------------------------              ----------  -----------  -----------  -----------  ----------  ------------

 Banco Frances (Cayman) Ltd.        Common    82,283,621   82,283,621     100,0000     100,0000    100,0000    100,0000
 BBVA Uruguay S.A. (1)              Common             -       79,130       -           60,8787           -     60,8787
 Frances Valores Soc. de Bolsa
 S.A.                               Common         3,199        3,199      99,9700      99,9700     99,9700     99,9700
 Atuel Fideicomisos S.A.            Common        99,999       99,999      99,9999      99,9999     99,9999     99,9999
 Consolidar A.F.J.P. S.A.           Common     1,899,600    1,899,600      53,8892      53,8892     53,8892     53,8892
 Consolidar Cia. de Seguros de
 Vida S.A.                          Common       197,875      197,875      65,9582      65,9582     65,9582     65,9582
 Consolidar Cia. de Seguros de
 Retiro S.A.                        Common       200,000      200,000      66,6667      66,6667     66,6667     66,6667
 Credilogros Cia. Financiera S.A.   Common    39,700,000   39,700,000      69,5271      69,5271     69,5271     69,5271

(1) On May 13, 2002, these investment was sold to BBVA (see note 2.2. to individual financial statements).

     Assets, liabilities, stockholders' equity and subsidiaries' net income balances as of June 30, 2002 and 2001 accordingly with BCRA regulations, are listed below:

                                            Assets            Liabilities         Stockholders'            Net
                                                                                     Equity        income/gain-(loss)
                                      ---------------------------------------------------------------------------------
                                           June, 30            June, 30,            June, 30            June, 30,
                                      ---------------------------------------------------------------------------------
              Companies                   2002      2001      2002         2001      2002        2001      2002       2001
 -----------------------------------  --------- ---------- ---------- ---------- ----------- ----------- --------- -----------

 Banco Frances (Cayman) Ltd. and
 subsidiary                           3,062,086  1,944,608  2,126,557  1,557,445    935,529    387,163   (987,730)    70,656
 BBVA Uruguay S.A. and subsidiary          -     1,820,877         -   1,636,562          -    184,315          -      4,784
 Frances Valores Soc. de Bolsa S.A.       4,792      3,205        251      1,696       4,541     1,509      2,353       (565)
 Atuel Fideicomisos S.A.                  2,721      3,060      1,979      2,819         742       241        486         80
 Consolidar A.F.J.P. S.A.               257,577    466,031     76,768    162,420     180,809   303,611    (50,702)    40,261
 Consolidar Cia. de Seguros de Vida
 S.A.   and subsidiary                  244,309    340,992    199,724    306,382      44,585    34,610    (11,597)    (2,705)
 Consolidar Cia. de Seguros de
 Retiro S.A. and subsidiary             622,129    728,899    564,748    689,716      57,381    39,183     (4,001)     4,536
 Credilogros Cia. Financiera S.A.
 and subsidiary                         145,612    263,224     78,111    130,675      67,501   132,549    (62,152)     5,259




2.    VALUATION METHODS



      The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 3 to the financial statements of BF, except for the financial statements of Banco Frances (Cayman) Limited and its subsidiary. These financial statements does not require restatement, since they are prepared in US Dollars.

      The financial statements of Banco Frances (Cayman) Ltd. and its subsidiary originally stated in US dollars were converted into Argentine pesos based on the method described in Note 3.3.m) to the financial statements of BF.

3.    MINORITY INTEREST IN SUBSIDIARIES



      The breakdown of balances in the "Minority interest in subsidiaries" account is as follows:

                                                                                            2002              2001
                                                                                            -------          -------

           Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.              83,371           135,360
           Consolidar Cia. de Seguros de Vida S.A.                                           15,177            11,316
           Consolidar Cia. de Seguros de Retiro S.A.                                         19,124            11,976
           Credilogros Compania Financiera S.A.                                              31,269            37,970
           BBVA Uruguay S.A.                                                                      -            72,106
                                                                                            -------           -------
                                                                                            148,941           268,728
                                                                                            =======           =======




4.       RESTRICTIONS ON ASSETS



     a) Frances Valores Sociedad de Bolsa S.A. (stockbroking company) holds three shares of Mercado de Valores de Buenos Aires S.A., booked in the amount of 4,200. These shares have been pledged in favor of "HSBC
          - La Buenos Aires Cia. Argentina de Seguros S.A." in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter's guaranteeing any noncompliance of stockbroking companies with their obligations.

     b)   See Note 7 to the financial statements of BF.



5.   BREAKDOWN OF MAIN ITEMS



     Detailed below are the balances of those accounts that show significant variations in relation to the figures that arise from the financial statements of BF:

                                                                                       2002              2001
                                                                                 ------------         ---------
      GOVERNMENT SECURITIES

      Holdings in investment accounts
      Global External Bonds of the Argentine Republic (ARG 2008)                   -                  3,827,857
      Global External Bonds of the Argentine Republic (ARG 2018)                   -                    113,835
      Global External Bonds of the Argentine Republic (ARG 2031)                   -                    280,515
      Medium - Term Treasury Bonds (BONTE 2002)                                    -                      3,861
      Argentine Republic External Bills (VEY4D)                                    736,809                    -
      Floating Rate Bonds (FRB)                                                    -                    151,003
      Treasury bills                                                                63,643              198,275
      Other                                                                         26,568              120,353
                                                                                 ---------            ---------
               Total                                                               827,020            4,695,699
                                                                                  ========            =========
      Holdings for trading or financial transactions
      Argentine Republic Variable Coupon Bonds (BRVX1)                             -                      1,920
      Medium - Term Treasury Bonds (BONTE 2002)                                     14,175                    -
      Global External Bonds of the Argentine Republic (ARG 2008)                     1,724               66,234
      Floating Rate Bonds (FRB)                                                          -                3,804
      Treasury bills                                                                 3,038              249,453
      Argentine Republic External Bills (VEY4D)                                          -              152,738
      USA Treasury Notes                                                           140,658                    -
      Other                                                                         25,540               88,768
                                                                                 ---------            ---------
               Total                                                               185,135              562,917
                                                                                 =========            =========
      Unlisted government securities
      Argentine Federal Government 9% Bonds (due in 2002)                          375,535              415,890
      Tucuman Provincial Treasury Bonds                                             58,791              104,457
      Tax credit certificates due in 2003/2004                                      84,006                    -
      Brazilian Central Bank Note (NBC-E)                                                -               25,706
      Other                                                                          8,028                1,079
                                                                                 ---------             --------
               Total                                                               526,360              547,132
                                                                                  ========             ========
      PRIVATE SECURITIES

      Investments in listed private securities
      Cointel S.A. Corporate Bonds                                                   4,232                9,600
      Transener S.A. Corporate Bonds                                                 1,948                6,026
      Acindar S.A.                                                                   2,440                6,246
      Pecom S.A. Corporate Bonds                                                     4,166                    -
      FBA Rent Pesos                                                                     -               79,571
      FBA Total                                                                          -                9,858
      FBA Rent Dolars                                                                    -               17,572
      Galtrust 1 Financial Trust                                                     3,578                9,832
      Siderca S.A.                                                                   4,990                    -
      Other                                                                         30,906               86,801
                                                                                 ---------            ---------
               Total                                                                52,260              225,506
                                                                                 ---------            ---------
      Allowances                                                                   (35,753)             -
                                                                                 ---------            ---------
               Total                                                             1,555,022            6,031,254
                                                                                 =========            =========

                                                                                    2002                   2001
                                                                                   ------                 ------

      OTHER ASSETS

      Premium receivables from insurance companies                                  4,606                 17,325
      Others related to insurance business                                          1,418                  1,195
                                                                                 --------               --------
               Total                                                                6,024                 18,520
                                                                                 ========               ========

      OTHER LIABILITIES

      Insurance companies, claims in adjustment process                           326,043                480,722
      Insurance companies, mathematical reserve                                   392,932                615,558
      Insurance companies, reinsurer reserve                                     (179,893)              (402,860)
      Other related to insurance business                                         188,888                288,206
                                                                                 --------               --------
               Total                                                              727,970                981,626
                                                                                 ========               ========

                                                                      Exhibit 1

        STATEMENT OF DEBTORS' STATUS CONSOLIDATED WITH SUBSIDIARIES AND
                     OTHER ENTITIES IN ARGENTINA AND ABROAD
                          AS OF JUNE 30, 2002 AND 2001

           (Translation of financial statements originally issued in
                Spanish - See Note 20 to the financial statement
                          of BBVA Banco Frances S.A.)

                         -Stated in thousands of pesos-


                                                                                         2002                2001
---------------------------------------------------------------------------------- ------------------ -------------------

COMMERCIAL PORTFOLIO

In normal situation
-        With senior or first - degree security and counter guaranty "A"                7,426,858          2,521,793
-        With senior or first - degree security and counter guaranty "B"                   29,148            262,316
-        Without senior security or counter guaranty                                    2,268,882          6,442,960

In potential risk
-        With senior or first - degree security and counter guaranty "A"                    4,724                707
-        With senior or first - degree security and counter guaranty "B"                   15,021             20,891
-        Without senior security or counter guaranty                                    1,496,615             60,111

Nonperforming
-        With senior or first - degree security and counter guaranty "A"                        -                  -
-        With senior or first - degree security and counter guaranty "B"                   36,095             14,641
-        Without senior security or counter guaranty                                      148,616              5,382

With high risk of uncollectibility
-        With senior or first - degree security and counter guaranty "A"                      112                  -
-        With senior or first - degree security and counter guaranty "B"                   11,021             41,077
-        Without senior security or counter guaranty                                       71,978            122,164

Uncollectible
-        With senior or first - degree security and counter guaranty "A"                        -                177
-        With senior or first - degree security and counter guaranty "B"                   10,808             27,610
-        Without senior security or counter guaranty                                       32,893             24,169

Uncollectible, classified as such under regulatory requirements
-        With senior or first - degree security and counter guaranty "A"                        -                  -
-        With senior or first - degree security and counter guaranty "B"                        -                  -
-        Without senior security or counter guaranty                                            -                  -
                                                                                       ------------       ----------
               Total                                                                   11,552,771          9,543,998
                                                                                       ==========         ==========

                                                                      Exhibit 1
                                                                       (Contd.)

        STATEMENT OF DEBTORS' STATUS CONSOLIDATED WITH SUBSIDIARIES AND
                     OTHER ENTITIES IN ARGENTINA AND ABROAD
                          AS OF JUNE 30, 2002 AND 2001

           (Translation of financial statements originally issued in
                Spanish - See Note 20 to the financial statement
                          of BBVA Banco Frances S.A.)

                         -Stated in thousands of pesos-

                                                                                         2002                2001
---------------------------------------------------------------------------------- ------------------ --------------

CONSUMER AND HOUSING PORTFOLIO

Normal compliance
-        With senior or first - degree security and counter guaranty "A"                    2,219             46,151
-        With senior or first - degree security and counter guaranty "B"                  507,040          1,374,261
-        Without senior security or counter guaranty                                      585,008          2,114,138

Inadequate compliance
-        With senior or first - degree security and counter guaranty "A"                        -                 16
-        With senior or first - degree security and counter guaranty "B"                   19,682             28,095
-        Without senior security or counter guaranty                                       29,116             53,657

Deficient compliance
-        With senior or first - degree security and counter guaranty "A"                        -                 20
-        With senior or first - degree security and counter guaranty "B"                   11,887             12,525
-        Without senior security or counter guaranty                                       44,958             44,744

Unlikely to be collected
-        With senior or first - degree security and counter guaranty "A"                      164                 55
-        With senior or first - degree security and counter guaranty "B"                   23,134             13,666
-        Without senior security or counter guaranty                                       82,254             74,067

Uncollectible
-        With senior or first - degree security and counter guaranty "A"                       31                 43
-        With senior or first - degree security and counter guaranty "B"                   18,036             40,235
-        Without senior security or counter guaranty                                       37,562             78,066

Uncollectible, classified as such under regulatory requirements
-        With senior or first - degree security and counter guaranty "A"                        -                  -
-        With senior or first - degree security and counter guaranty "B"                        7                 98
-        Without senior security or counter guaranty                                          696              1,584
                                                                                   ---------------    --------------
               Total                                                                    1,361,794          3,881,421
                                                                                   ---------------    --------------
               General Total (1)                                                       12,914,565         13,425,419
                                                                                   ==============     ==============

(1) Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets out on financing lease (before allowances); Other receivables: Receivables from sale of goods; Contingent credit-balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.